Exhibit 99.2

Brussels, April 24, 2006

Dear Madam, dear Sir,

The Board of Directors cordially invites you to attend the ordinary general meeting of shareholders of our company that will be held on Wednesday May 24, 2006, at 3:00 p.m. C.E.T. at the Corporate Support Office of the company, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium (an access map is enclosed hereto). The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive at 02:00 p.m. (C.E.T.) at the latest in order to complete the registration formalities.

AGENDA

1.	Presentation of management report of the Board of Directors on the financial year ended December 31, 2005.

2.	Presentation of report of the statutory auditor on the financial year ended December 31, 2005.

3.	Communication of the consolidated annual accounts as of December 31, 2005.

4.	Approval of the non-consolidated annual accounts as of December 31, 2005.

Proposed resolution: approve the non-consolidated annual accounts as of December 31, 2005, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.20 per share.

5.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of Delhaize Group SA during the financial year ended December 31, 2005.

6.	Compensation of the directors.

Proposed resolution: provide, as from the year 2006, (i) to the directors in compensation for their positions as directors, an amount of up to EUR 80,000 per year per director, increased with an amount of up to EUR 5,000 per year for services as member of any standing committee of the Board, and increased with an amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board, and (ii) to the Chairman of the Board, an amount up to EUR 160,000 per year (inclusive of any amount due as member or Chairman of any standing committee). The amount to be distributed to each director shall be decided by the Board of Directors, within the limits set forth in the preceding sentence.

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels - Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis: 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

./..

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis: 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

7.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor for the financial year ended December 31, 2005.

8.	Renewal and appointment of directors.

8.1	Proposed resolution: renew the mandate of Baron Georges Jacobs as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

8.2	Proposed resolution: renew the mandate of Mr. Pierre-Olivier Beckers as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

8.3	Proposed resolution: renew the mandate of Mr. Didier Smits as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

8.4	Proposed resolution: appoint Ms. Claire H. Babrowski as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

9.	Independence of directors under the Belgian Company Code.

9.1	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Baron Georges Jacobs, whose mandate has been renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

9.2	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Mr. Didier Smits, whose mandate has been renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

9.3	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Claire H. Babrowski, who has been appointed as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008, satisfies the requirements of independence set forth by the Belgian Company Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Company Code.

10.	Stock option plan under which executive managers are entitled to acquire Delhaize Group’s ordinary shares.

Proposed resolution: approve a stock option plan that Delhaize Group SA intends to launch in the course of 2006, to the extent that the stock option plan could entitle executive managers of Delhaize group to acquire existing ordinary shares of Delhaize Group SA.

11.	Accelerated vesting of stock options upon a change of control over the company.

Proposed resolution: pursuant to Article 556 of the Belgian Company Code, approve any provision granting to the beneficiaries of stock options on shares of the company the right to acquire shares of the company regardless of the vesting period of the stock options in the event of a change of control over the company, as provided in the stock option plan that the company intends to launch in the course of 2006 and in any agreement entered into between the company and beneficiaries in respect of the above-mentioned stock option plan.

ATTENDANCE FORMALITIES

Pursuant to Articles 32 and 33 of the articles of association, holders of securities must comply with the following formalities in order to attend the ordinary general meeting:

(i)	Holders of registered shares must return to the Board of Directors of Delhaize Group SA (c/o Mrs Jacqueline Heggermont, Delhaize Group SA, rue Osseghem 53, 1080 Brussels, Belgium) the signed original of the attendance form evidencing their intent to exercise their rights at the meeting, by May 18, 2006 at the latest. Enclosed, you will find the attending form.

(ii)	Holders of bearer shares must deposit their shares by May 18, 2006 at the latest either at the registered office of the company (Delhaize Group SA, Rue Osseghem 53, 1080 Brussels, Belgium) or with a branch of ING Belgium. On May 18, 2006 at the latest, ING Belgium will certify to the company that bearer shares deposited with it will remain blocked up to and including the date of the ordinary general meeting.

(iii)	Holders of securities are permitted to be represented by proxy holders at the ordinary general meeting. Enclosed, you will find the proxy in the form approved by the company and which must be used to be represented at the ordinary general meeting. Holders of bearer securities must return their signed original proxies by May 18, 2006 at the latest either to the company (at the above address) or to a branch of ING Belgium. Holders of registered securities must return their signed original proxies to the company (at the above address) by that date at the latest. In each case, proxies may also be sent by fax at +32 2 412 21 29 by May 18, 2006 at the latest, provided that the signed original of such proxies be handed over to the company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

(iv)	Holders of convertible bonds or warrants issued by the company may attend the meeting in an advisory capacity as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity, and representatives of legal entities must hand over documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

Enclosed you will find the documents referred to in the agenda items of the ordinary general meeting.

Yours sincerely,

Georges Jacobs
Chairman of the Board of Directors

P.S.:	If you wish to attend the ordinary general meeting, please return the enclosed attendance form (yellow document) duly completed.

Enclosures:

1.	Access plan to the Corporate Support Office of Delhaize Group.

2.	Attendance form (yellow document).

3.	Proxy in the form approved by the company.

4.	2005 annual report of the company.

5.	Corporate Governance Charter.

6.	Non-consolidated annual accounts, management report of the Board of Directors and report of the statutory auditor on the non-consolidated annual accounts.

7.	Draft stock option plan.

8.	Information statement providing additional information on the agenda items.

Annex 2 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity):

holder of                      registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045, hereby notify his/her/its intent to attend the ordinary general meeting of Delhaize Group that will take place on Wednesday May 24, 2006 at 3:00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:

Name:

Date:

Annex 3 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, Belgium, registered with the Register of legal entities under number 0402.206.045 (Delhaize Group), hereby represented by (*) (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned,

hereby grants special powers to

in order to be represented at the ordinary general meeting of Delhaize Group that will take place on Wednesday May 24, 2006 at 3:00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium, and vote on his/her/its behalf in accordance with the following instructions:

(*)	This information must be provided, except where the represented shareholder is an individual who executes this proxy him/herself.

(**)	Please mark your selection.

VOTING INSTRUCTION: (**)

1) item 1 of the agenda does not require a vote		2) item 2 of the agenda does not require a vote

3) item 3 of the agenda does not require a vote		4) vote on proposed resolution 4
		- vote in favor - vote against - abstain	( ) ( ) ( )
5) vote on proposed resolution 5		6) vote on proposed resolution 6
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )
7) vote on proposed resolution 7		8.1) vote on proposed resolution 8.1
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )
8.2) vote on proposed resolution 8.2		8.3) vote on proposed resolution 8.3
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )
8.4) vote on proposed resolution 8.4		9.1) vote on proposed resolution 9.1
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )
9.2) vote on proposed resolution 9.2		9.3) vote on proposed resolution 9.3
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )
10) vote on proposed resolution 10		11) vote on proposed resolution 11
- vote in favor - vote against - abstain	( ) ( ) ( )	- vote in favor - vote against - abstain	( ) ( ) ( )

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

(**)	Please mark your selection.

In addition, the proxy holder will be entitled to:

(i)	participate in all discussions at the general meeting and vote, amend or reject any proposed resolution of the agenda on behalf of the undersigned; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Holders of bearer shares must return their signed original proxies by May 18, 2006 at the latest either to the company (c/o Jacqueline Heggermont, Delhaize Group, rue Osseghem 53, 1080 Brussels, Belgium) or to a branch of ING Belgium. Holders of registered shares must return their signed original proxies to the company (at the address mentioned above) by that date at the latest. In each case, proxies may also be sent by fax at +32 2 412 21 29 by May 18, 2006 at the latest, provided that the signed original of such proxies be handed over to the company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

Signature:

Name:

Capacity:

Date:

Annex 5 to Exhibit 99.2

CORPORATE GOVERNANCE CHARTER

OF

DELHAIZE GROUP

AS REVISED ON MARCH 14, 2006

TABLE OF CONTENTS

INTRODUCTION		3

SECTION I - PRESENTATION OF DELHAIZE GROUP AND ITS GOVERNANCE STRUCTURE		4

A.	Brief presentation of Delhaize Group	4
B.	Governance structure	4

SECTION II - CAPITAL AND SHARES		6

A.	Capital and shares	6
B.	Form of Delhaize Group shares	6
C.	Listing	6
D.	Authorized capital	6
E.	Acquisition and transfer of own shares	7

SECTION III - SHAREHOLDERS		8

A.	Relations with shareholders	8
B.	Major shareholders	8
C.	Authority of shareholders - General meetings of shareholders	9
D.	Dividend policy	10

SECTION IV - CONTROL STRUCTURE		11

A.	Audit Committee	11
B.	Internal audit	11
C.	Internal controls	11
D.	Statutory audit	11

SECTION V - BUSINESS CONDUCT AND DEALING IN COMPANY’S SHARES		12

A.	Business conduct and ethics	12
B.	Insider dealing and market manipulation	12
C.	Related party transactions	12

EXHIBITS

This Corporate Governance Charter is published in Dutch, French and English. In case of a discrepancy between these versions, the English version shall prevail.

INTRODUCTION

High standards of integrity and corporate governance are important to Delhaize Group, a public limited liability company (société anonyme / naamloze vennootschap) organized under the laws of the Kingdom of Belgium (“Delhaize Group” or the “Company”). This Corporate Governance Charter (this “Charter”) was approved by the Board of Directors of Delhaize Group (the “Board”) on November 9, 2005 and is effective as of December 31, 2005. This Charter sets forth the rules and policies of the Company that together with applicable law constitute the governance framework within which the Company operates. We trust that this Charter demonstrates to all our stakeholders the proper balance in Delhaize Group between entrepreneurship and control, as well as between performance and conformance with these rules.

Delhaize Group, as a Belgian company listed on Euronext Brussels, is subject to Belgian legislation and the Belgian Code on Corporate Governance (the “Corporate Governance Code”) that was issued on December 9, 2004. The Company follows the corporate governance principles laid down in the Corporate Governance Code. This Charter has been adopted in accordance with the recommendations set out in the Corporate Governance Code.

Delhaize Group also has American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”). Even though Delhaize Group, as a non-U.S. company, is permitted to follow home country practices in lieu of certain corporate governance provisions of the NYSE, the Company’s corporate governance principles as described in this Charter are consistent with those followed by U.S. domestic companies under NYSE listing standards, except as otherwise disclosed on the Company’s website and / or in the Company’s annual report.

This Charter will be supplemented on a yearly basis with factual information in the chapter of the Company’s annual report dedicated to corporate governance.

Good corporate governance also means that a company keeps the flexibility to adapt its structure to altered circumstances, new legislation or other significant events. Therefore, the Board will review this Charter from time to time and make such changes as it deems appropriate.

SECTION I - PRESENTATION OF DELHAIZE GROUP AND ITS GOVERNANCE STRUCTURE

A.	Brief Presentation of Delhaize Group

The corporate name of the Company is in French “Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)”, in Dutch “Gebroeders Delhaize en Cie “De Leeuw” (Delhaize Group)” and in English “Delhaize Brothers and Co. “The Lion” (Delhaize Group)”. The abbreviated form of the Company’s name is in French “Groupe Delhaize”, in Dutch “Delhaize Groep” and in English “Delhaize Group”. The Company can use either its full corporate name or its abridged name.

Delhaize Group is a Belgian international food retailer founded in 1867 with activities in countries on three continents—North America, Europe and Asia. Delhaize Group’s corporate website can be found at www.delhaizegroup.com.

Store formats are primarily supermarkets, which represent the main part of Delhaize Group’s sales network. This network also includes other store formats such as neighborhood stores, convenience stores and specialty stores. In addition to food retailing, Delhaize Group engages in food wholesaling to stores in its sales network and in non-food retailing of products such as pet products and health and beauty products.

The registered office of the Company is located at rue Osseghemstraat 53, 1080 Brussels, Belgium. The Company also has a Corporate Support Office located at square Marie Curie 40, 1070 Brussels, Belgium.

B.	Governance Structure

The governance structure of our group is organized as follows:

1.	The Board of Directors

The Board is the Company’s ultimate decision-making body entrusted with all powers that are not reserved by law to the shareholders’ meeting. Delhaize Group did not delegate general management authority to, and did not establish, a management committee (directiecomité / comité de direction) as defined under Belgian Company law. The Terms of Reference of the Board are attached as Exhibit A to this Charter.

The Board established an Audit Committee and a Remuneration and Nomination Committee to assist it in the discharge of certain responsibilities. The Terms of Reference of the Audit Committee and the Terms of Reference of the Remuneration and Nomination Committee are attached respectively as Exhibit B and Exhibit C to this Charter.

2.	The Management

The Chief Executive Officer (the “CEO”) is in charge of day-to-day management and is assisted by the Executive Committee (the CEO and the members of the Executive Committee are hereafter jointly referred to as the “Executive Management”). The CEO is the Chairman of the Executive Committee. The Terms of Reference of the Executive Management are attached as Exhibit D to this Charter.

The management of the group is organized around strong banner management teams with assignment of responsibility for one or more banners to Executive Committee members as appropriate.

3.	Group-Wide Coordination, Support and Monitoring

Delhaize Group is the ultimate parent company of a large number of subsidiaries in different countries. Delhaize Group pays great attention to the governance of the entire group as a whole.

The Company provides support and coordination functions to all members of the group and monitors selected activities group-wide. The centralized support functions include Finance, Investor Relations, Legal, Communications, Human Resources, Organizational Development, Information Technology, Global Sourcing and Synergy Development.

Delhaize Group also has implemented policies and procedures that determine the governance of the group to ensure that group strategies and overall business objectives are pursued under a controlled and well-defined decision-making authority.

SECTION II - CAPITAL AND SHARES

A.	Capital and Shares

The share capital of Delhaize Group consists of ordinary shares without nominal value, each having a par value of EUR 0.50. The amount of the share capital and the number of outstanding ordinary shares can be found in article 5 of the most recent Articles of Association of the Company. The Articles of Association are posted on the Company’s website and are also available on request at the Corporate Support Office. The Company also publishes on its website a table showing the up-to-date number of Delhaize Group shares and voting rights pertaining thereto.

B.	Form of Delhaize Group Shares

Delhaize Group shares are either bearer shares or registered shares, at the holder’s option. On request, a shareholder may convert bearer shares into registered shares, and vice versa.

C.	Listing

Delhaize Group ordinary shares trade on Euronext Brussels under the symbol DELB. American Depositary Shares, each representing one Delhaize Group ordinary share, are listed on the NYSE under the symbol DEG.

Information on the Company’s share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www.euronext.com) and the NYSE (www.nyse.com).

One operating subsidiary of Delhaize Group, Alfa-Beta Vassilopoulos, is listed on the Athens Stock Exchange (www.ase.gr) under the symbol BASIK.

As of December 31, 2005, Delhaize Group’s shares were included in the following major indices: BEL20, Euronext 100, Dow Jones Stoxx 600, and the MSCI Europe Index. Pursuant to a prior decision of the shareholders, the Board may increase the capital of the Company (or issue convertible bonds or subscription rights which might result in a capital increase) by a maximum of approximately EUR 46.2 million corresponding to approximately 92.4 million shares, for a period of five years under the conditions of article 9 of the Company’s Articles of Association.

D.	Authorized Capital

Pursuant to a prior decision of the shareholders, the Board may increase the capital of the Company (or issue convertible bonds or subscription rights which might result in a capital increase) by a maximum of approximately EUR 46.2 million corresponding to approximately 92.4 million shares, for a period of five years under the conditions of article 9 of the Company’s Articles of Association.

The authorized increase in capital may be achieved by contributions in cash or in kind and, to the extent permitted by law, by incorporation of reserves or issuance premium. For the purpose of such capital increases, the Board is entitled to limit or suppress the preferential subscription rights of the Company’s shareholders, within certain legal limits.

The Company has used the current shareholders’ authorization mainly (i) to satisfy the exercises of stock options granted to associates of the Company or its subsidiaries under the form of warrants and (ii) to issue EUR 300 million convertible bonds in 2004. More detailed factual information about the use of the authorized capital can be found in the latest annual report of the Company. For more information on Delhaize Group’s equity incentive plans, see the Company’s Remuneration Policy, attached as Exhibit E to this Charter. Factual detailed information about the stock options and warrant plans can be found in the latest annual report of the Company available on its website or from our Investor Relations Department on specific request.

To the extent permitted by law, the Board is also authorized to increase the share capital of the Company by a maximum of 10% of the then outstanding shares after it has received notice of a public take-over bid relating to the Company, for a period of three years under the conditions of article 9 of the Company’s Articles of Association. In such a case, the Board is specifically authorized to limit or revoke the preferential right of the shareholders.

When requesting the renewal of any of the above authorizations from the shareholders, the Board prepares a special report that is made available as required by law and that can be found on our website.

E.	Acquisition and Transfer of Own Shares

The Company and its direct subsidiaries are authorized to acquire and transfer a maximum of 10% of the outstanding Delhaize Group ordinary shares when such acquisition or transfer is necessary to prevent serious and imminent damage to Delhaize Group, for a period of three years under the conditions of article 10 of the Company’s Articles of Association.

In the absence of any threat of serious and imminent damage, the Company is also authorized to purchase a maximum of 10% of the then outstanding Delhaize Group ordinary shares at a per share purchase price no less than EUR 1 and no greater than 20% above the highest stock market closing price of the Company’s share on Euronext Brussels during the 20 trading days preceding the share purchase, for a period of 18 months under the conditions of article 10 of the Company’s Articles of Association. The Board is entitled to make such purchases on behalf of the Company for investment purposes or to satisfy exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Purchases made by direct subsidiaries of Delhaize Group count toward the 10% maximum.

More detailed factual information about purchases of the Company’s own shares by the Company and its subsidiaries can be found in our latest annual report.

SECTION III - SHAREHOLDERS

A.	Relations with Shareholders

Delhaize Group is committed to treat all its shareholders equally and to provide them with materials relevant to the exercise of their rights. Delhaize Group provides its shareholders with periodic financial and corporate information to allow them to evaluate their investment in the Company.

The Company’s major public documents are the annual report, the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and the quarterly earnings and annual sales press releases. In connection with Delhaize Group’s publication of quarterly results, the Company’s senior management discusses the results on a conference call that is broadcasted live over the internet through its website. The Company also publishes a quarterly shareholders’ newsletter. Senior executives participate in investor’s conferences and meetings in various countries. Presentations made at investor’s conferences are made publicly available on the Company’s website.

The ordinary general meeting (see section C below) is an opportunity for the Board and senior management to communicate with the shareholders on the strategy, results and operations of the Company, to give additional insight on corporate governance matters and to answer shareholders’ questions.

Delhaize Group’s website includes a regularly updated section dedicated to “Investors” where additional information can be found, including with respect to shares and share price, shareholders’ meetings, key financial data, financial calendars, press releases, recorded webcasts and public filings. Interested persons can also subscribe to an e-mail alert system and an “investor kit” that are available on the website.

The main contact point for shareholders is our Investor Relations Department in Brussels (square Marie Curie 40, 1070 Brussels, Belgium, tel: +32 2 412 21 51, fax: +32 2 412 29 76) or in Salisbury, North Carolina, U.S. (P.O. Box 1330, Salisbury, North Carolina 28145-1330, U.S., tel: +1 704 633 8250 (ext. 3398), fax: +1 704 645 2050). Questions can be sent to the Investor Relations Department through the following e-mail address: investor@delhaizegroup.com.

B.	Major Shareholders

The following table lists shareholders or groups of shareholders who, as of December 31, 2005, declared that they hold at least 3% of the shares, warrants and convertible bonds of Delhaize Group outstanding at the time of the shareholder notification, pursuant to the requirements of the Company’s Articles of Association and Belgian law.

Date of Notification	Name of Shareholder	Number of Shares Held	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds According to the Notification	Shareholding in Percentage of the Number of Outstanding Shares, Warrants and Convertible Bonds (December 31, 2005)
September 16, 2005	Axa (consolidated)
	Avenue Matignon 25 75008 Paris France	13,209,804	12.55%	12.55%

	Including:
	Alliance Capital Management L.P. (U.S.)(1)	11,718,406	11.13%	11.13%

	Axa Rosenberg (United Kingdom)(1)	1,206,132	1.15%	1.15%

	Axa IM (France)(1)	266,966	0.25%	0.25%

	Ardenne Prevoyante - Axa (Belgium)(2)	18,300	0.02%	0.02%

June 11, 2003	Sofina S.A.
	Rue des Colonies 11 1000 Brussels Belgium	3,168,444	3.22%	3.00%
(1)	Shares are beneficially owned by third parties.

(2)	Shares are beneficially owned by shareholder providing notice.

This table is published and regularly updated on the Company’s website.

Voting rights are governed by the “one share, one vote” principle and major shareholders do not have different voting rights than other shareholders.

C.	Authority of Shareholders - General Meetings of Shareholders

1.	Authority of Shareholders

Under Belgian law, the shareholders’ meeting of Delhaize Group has sole authority with respect to certain matters, including:

•	the approval of annual accounts;

•	the election and removal of the directors and the statutory auditor;

•	the discharge of liability of the directors and the statutory auditor;

•	an increase or decrease in the share capital, except to the extent the shareholders previously authorized the Board to increase the share capital; and

•	any amendment to the Articles of Association.

2.	Notice of General Meetings

Under Belgian law, Delhaize Group is required to publish a notice for each meeting of the shareholders in a Belgian newspaper available throughout the territory of Belgium and in the Belgian Official Gazette at least 24 days prior to a meeting. However, if a second meeting is to be held with the same agenda, the notice of this second meeting may be published in a Belgian newspaper available throughout the territory of Belgium and in the Belgian Official Gazette no earlier than 17 days prior to the second meeting, provided that the notice of the first meeting indicated the date of the second meeting. In addition, a copy of each notice must be sent to each registered shareholder of Delhaize Group at least 15 days prior to the meeting. Each notice must indicate the place, date and time of the meeting, the agenda of the meeting and the proposals to be considered and voted upon at the meeting.

Decisions made at any general meeting of the shareholders are limited to the purposes stated in the notice of the meeting.

Each notice also specifies the formalities that shareholders must satisfy in order to attend and vote at the meeting.

For a description of the voting rights of the holders of Delhaize Group ADRs, see the information under the heading “Description of Delhaize Group American Depositary Receipts - Voting Rights” in Post-Effective Amendment No 1 to our registration statement on Form F-4 (File No. 333-13302) filed with the SEC on April 13, 2001 which is available on our website.

Neither Belgian law nor the Articles of Association limit the right of non-residents or foreign investors to hold Delhaize Group ordinary shares, nor to exercise the voting rights or, subject to tax laws, to receive dividends paid on the Delhaize Group ordinary shares.

3.	Attendance at General Meetings and Voting Rights

Each holder of Delhaize Group ordinary shares is entitled to attend any general meeting of shareholders and to vote on all matters on the agenda, provided that such holder complies with the formalities specified in the notice for the meeting.

Each share is entitled to one vote. The right of a shareholder to vote all the shareholder’s Delhaize Group ordinary shares may be limited if the shareholder has failed to comply with the ownership reporting requirements provided by Belgian law and the Articles of Association.

4.	Ordinary Meetings of Shareholders

The ordinary general meeting of shareholders is called by the Board once a year. Under the Articles of Association, the ordinary meeting of the shareholders takes place on the fourth Thursday of May at the time and place stipulated in the notice of the meeting. If the fourth Thursday of May is a public holiday, the meeting takes place either the preceding or the following business day. The notice of the meeting mentions the items on the agenda and complies with the form and timing requirements of Belgian law.

The agenda given in the notice of the ordinary general meeting typically includes the following items:

•	presentation of the management report of the Board on the preceding financial year;

•	presentation of the report of the statutory auditor on the preceding financial year;

•	communication of the consolidated annual accounts of the preceding financial year;

•	approval of the annual accounts of the preceding financial year, including the allocation of results;

•	discharge of liability of the directors;

•	discharge of liability of the statutory auditor; and

•	resignation and/or renewal and/or appointment of directors.

5.	Extraordinary Meetings of Shareholders

Extraordinary general meetings of the shareholders may be called by the Board or by the statutory auditor. The Board or the statutory auditor must call an extraordinary general meeting upon the written request of shareholders representing jointly 20% of the share capital of Delhaize Group.

6.	Quorum and Voting Requirements

Belgian law does not require a quorum for the ordinary general meetings of shareholders. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.

Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital or amendment which would create an additional class of shares, require a quorum of 50% of the issued capital (provided that if this quorum is not reached, the Board may call a second meeting for which no quorum is required), as well as the affirmative vote of at least 75% of the shares present or represented and voting at the meeting, or 80% of such shares if the amendment would change Delhaize Group’s corporate object or authorize the Board to repurchase Delhaize Group ordinary shares.

7.	Minutes

The minutes of the general meetings of shareholders are drafted at the meeting and are posted on the Company’s website.

8.	Documentation

Notices, proxies, attending forms and special reports of the Board are made available in English, French and Dutch on the Company’s website, at the Company’s Registered office and the Company’s Corporate Support Office.

In addition to the information that the Company is legally required to provide to shareholders in advance of the meeting, the Board provides the shareholders with an “information statement” that gives additional explanations on the topics that are on the agenda of the meeting. This information statement is also available on the Company’s website.

D.	Dividend Policy

It is the policy of the Company when possible to pay out a regularly increasing dividend while retaining free cash flow in an amount consistent with opportunities to finance the future growth of the Company.

SECTION IV - CONTROL STRUCTURE

The Board and management of the Company believe that internal controls must be an integral part of day-to-day operations. To achieve this, the Board and management are committed to setting an appropriate “tone at the top”.

The Audit Committee, internal audit, internal controls and statutory audit are important functions in the area of control.

A.	Audit Committee

The Audit Committee assists the Board in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the statutory auditor’s qualification and independence, the performance of the Company’s internal audit function and statutory auditor, and internal controls and risk management.

The Terms of Reference of the Audit Committee are attached as Exhibit B to this Charter.

B.	Internal Audit

The Company has a professional and independent internal audit team led by the Vice President of Internal Audit who reports functionally to the Audit Committee. The Audit Committee reviews Internal Audit’s risk assessment and audit plan, and regularly receives internal audit reports for review and discussion.

C.	Internal Controls

The Company’s management is responsible for establishing and maintaining adequate internal controls. Internal controls are processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Belgian law, accounting principles generally accepted in Belgium and International Financial Reporting Standards (“IFRS”).

The Company’s internal controls include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Belgian law, accounting principles generally accepted in Belgium and IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company has undertaken an initiative to review the effectiveness of its internal controls as required by rule 404 of the Sarbanes-Oxley Act. The Company is utilizing internal resources from its internal Audit function and external resources to complete this review.

D.	Statutory Audit

The statutory audit of the Company is conducted by Deloitte, Registered Auditors, represented by Philip Maeyaert, until the ordinary general meeting to be held in 2008.

The Statutory Auditor is required to certify whether the financial statements of the Company give a true and fair view of its assets, financial situation and results of operations, in accordance with the standards of the Belgian Institute of Registered Auditors. The Audit Committee examines and discusses with the Statutory Auditor the Statutory Auditor’s findings on both the consolidated accounts and the statutory accounts of the Company.

The Audit Committee meets with the Statutory Auditor on a regular basis and at least quarterly to discuss the results of the review of the quarterly information of the Company.

The Audit Committee monitors the independence of the Statutory Auditor and maintains a pre-approval policy setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

The latest annual report of the Company provides more factual information on audit and non-audit fees charged by the Statutory Auditor to the Company and its subsidiaries.

SECTION V - BUSINESS CONDUCT AND DEALING IN COMPANY’S SHARES

A.	Business Conduct and Ethics

The Company has a long-standing commitment to conducting business in accordance with the highest ethical standards and in conformity with the law wherever Delhaize Group operates. Upholding this commitment is important for our continued success.

Our Code of Business Conduct and Ethics is attached as Exhibit F to this Charter. It summarizes a number of Delhaize Group standards that guide our actions.

B.	Insider Dealing and Market Manipulation

The Company adopted a Policy Governing Securities Trading and Prohibiting Market Manipulation and Unauthorized Disclosure of Information.

This policy complies with the rules of market abuse (consisting of insider trading and market manipulation) applicable in Belgium and the U.S. and contains strict trading restrictions that apply to persons having access to material non-public information. These persons may not trade in Company’s securities during restriction periods. Restriction periods typically commence the day following the close of a fiscal quarter and end 48 hours following the release of financial results Existing stock option plans sponsored by the Company may provide for other restriction periods applicable to the exercise of such stock options and sales under such stock option plan. Outside of a restriction period, these persons must inform the General Counsel before trading in Company’s securities and confirm that they are not in possession of material non-public information. In addition, directors and the members of the Executive Management must obtain pre-approval to trade from the General Counsel. The General Counsel monitors compliance with the rules of the policy and is entitled to set special restrictions periods. The General Counsel may designate persons to assist with administration of the policy.

Directors, members of the Executive Management and their related persons must notify the Banking, Finance and Insurance Commission of trading in Company’s securities in compliance with applicable Belgian law.

C.	Related Party Transactions

It is the policy of the Company that related party transactions must be conducted at arm’s length, with any consideration paid or received by the Company or any of its subsidiaries in connection with any such transaction on terms no less favorable than terms available to an unaffiliated third party under the same or similar circumstances.

The Company has adopted a Related Party Transactions Policy applying to the members of the Board and the Executive Management. This policy is attached as Exhibit G to this Charter. It provides that members of the Board and the Executive Management must promptly notify our General Counsel of any proposed related party transaction in which the amount involved is at least EUR 50,000 as soon as such director or executive manager becomes aware of it. It is the responsibility of the individual director or executive manager involved in a proposed related party transaction to inform the General Counsel whenever required to do so and obtain the requisite prior approval. Any proposed related party transaction determined to be material to the Company or the related party must be pre-approved by the disinterested members of the Board.

Associates who are not subject to the Related Party Transactions Policy remain subject to the conflicts of interest policy set forth in the Company’s Code of Business Conduct and Ethics. Actions by such associates that might involve a conflict of interest (or the appearance of one) must be disclosed by such associate in writing to the associate’s local management for appropriate review and approval.

Exhibit A

Terms of Reference of the Board of Directors

A.	THE MISSION OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) of Delhaize Group, a public limited liability company (société anonyme / naamloze vennootschap) organized under the laws of the Kingdom of Belgium (the “Company”), is responsible for the strategy and the management of the Company in its “best corporate interest”. This responsibility contemplates the maximization of shareholder value, including the optimization of long-term financial returns, while also taking into account the responsibilities it has to the Company’s customers, employees, suppliers, and the communities where it operates — all of whom are essential to a successful perpetuation of the business. This responsibility includes:

•	determining the Company’s values and strategy, its risk appetite and key policies and providing entrepreneurial leadership, as proposed by the Company’s Executive Management (as defined below);

•	reviewing the existence and functioning of a system of internal controls, including adequate identification and management of risks;

•	taking all measures to ensure the integrity of the Company’s financial statements;

•	reviewing the performance of the Company’s “Executive Management,” which consists of the Company’s Chief Executive Officer and the other members of the Company’s Executive Committee;

•	supervising the performance of the external auditor and supervising the internal audit function;

•	determining the Executive Management structure and determining the powers and duties entrusted to the Executive Management. The Company’s Terms of Reference of the Executive Management are attached to the Company’s Corporate Governance Charter as Exhibit D;

•	appointing and dismissing the Chief Executive Officer, the Company Secretary, the members of the Board Committees, the Chairmen of the Board Committees and the members of the Executive Management; and

•	regularly and actively monitoring the effectiveness of management policies and decisions, including the execution of its strategies, and ensuring that management is capably executing its responsibilities.

To achieve this, the Board is vested with the broadest powers except those that are explicitly reserved by law to the shareholders. The Board has adopted these Terms of Reference to assist it in the exercise of its responsibilities. These Terms of Reference are reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to the operation of the Board.

B.	SELECTION AND COMPOSITION OF THE BOARD

1.	Size of the Board

Pursuant to the Company’s Articles of Association, the Board must consist of at least three members. The Board believes that 10 to 12 members is an appropriate size based on the Company’s present circumstances. Periodically, and at least every two years, the Board evaluates whether a larger or smaller number of directors would be preferable.

2.	Board Membership Criteria

The Board is responsible for reviewing periodically, and at least every two years, the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and its committees against current and future conditions and circumstances. This assessment should be made on the basis of knowledge, experience, integrity, diversity, complementary skills such as understanding of retail, finance and marketing, and willingness to devote adequate time to Board duties. At all times, at least one member of the Board and the Audit Committee must be an “audit committee financial expert” as defined by U.S. federal securities laws.

3.	Majority of Independent Directors on Board

Independent directors shall constitute a majority of the Board.

4.	Board Determination of Independence for Directors

The Board’s fundamental objective with respect to independent directors is to identify qualified directors to serve on the Board whose independence is not compromised or impaired in fact or appearance, and who can exercise their best business judgment on behalf of all shareholders equally. In determining whether a director is independent, the Board shall apply the standards set forth on Appendix 1 (the “Independence Standards”). No director shall qualify as independent unless the Board, or if required, the shareholders, so determine. Whenever an independent director ceases to comply with any of the objective requirements set forth on Appendix 1, the director shall promptly notify the Board.

In the event that a director has a business or other relationship with the Company other than the relationships described in the Independence Standards, the Board shall make its determination whether such director is independent based on the particular facts and circumstances of the relationship.

It is the responsibility of each director to advise the Board of any affiliation with a public or privately held company that may create a potential conflict of interest, potential embarrassment to the Company, or possible inconsistency with the Company’s policies or values. The Board conducts a review of the independence of each director at least annually.

5.	Selection of New Directors

The Board is responsible for nominating members for election by the shareholders to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Remuneration and Nomination Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. When formulating its Board membership recommendations, the Remuneration and Nomination Committee shall consider any advice and recommendations offered by the Chief Executive Officer of the Company.

6.	Extending the Invitation to a Potential Director to Join the Board

After an appropriate candidate has been selected to join the Board in accordance with Section 5 above, the invitation for nomination (or, in the event of a vacancy, appointment) to the Board should be extended by the Board itself through the Chairman of the Board and Chief Executive Officer of the Company.

7.	Director Orientation and Continuing Education

The Remuneration and Nomination Committee maintains an orientation program for new directors and a continuing education program for all directors.

8.	Term of Office and Limit on Number of Terms

Pursuant to the Company’s Articles of Association, directors may be appointed for a maximum term of office of six years. In practice, the members of the Board are appointed for a maximum term of office of three years. Each year, typically, there are a few directors who have reached the end of their current term of office and may be reappointed.

The Board does not believe it should establish a limit on the number of terms a director may serve. While establishing a limit on the number of terms a director may serve could help ensure that there are fresh ideas and viewpoints available to the Board, it holds the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole. Therefore, the Board will review the continued appropriateness of Board membership each time a director qualifies for re-election.

9.	Retirement Age

No director after having attained the age of 70 years shall be nominated for re-election or reappointment to the Board.

10.	Directors Who Change Their Present Job Responsibility

The Board does not believe that directors who retire or change the position they held when they came on the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, through the Remuneration and Nomination Committee, to review the continued appropriateness of Board membership under these circumstances.

11.	Membership on Boards of Other Listed Companies

Subject to the limitations set out hereafter, a non-executive director of the Board may serve as a director of one or more other listed companies only to the extent such position(s) does/do not conflict or interfere with such person’s service as a director of the Company. An executive director may not serve as a director of any other listed company without the consent of the Board.

Given the significant responsibilities of directors, each director must be ready, willing and able to devote sufficient time to carrying out such director’s responsibilities effectively. The Board believes that in connection with the Board’s overall evaluation of director and Board performance, it is appropriate for the Board to review on an individual basis the number of other listed company boards on which a director serves to ensure that such other board service does not impair the director’s service to the Company. Directors should advise the Chairman of the Board and the General Counsel in advance of accepting membership on any other listed company board and before accepting membership on the audit committee of any other listed company board.

As a general rule a non-executive director should not serve as a director of more than five listed companies, including the Company. The Board reserves the right to grant a waiver to this rule upon request of a non-executive director. When making its decision the Board will consider the effective time the non-executive director is undertaking to devote to the Company.

C.	BOARD LEADERSHIP AND ADMINISTRATION

1.	Selection of Chairman

The Board elects a Chairman from its non-executive members.

2.	Responsibilities of Chairman

The Chairman is responsible for the leadership of the Board. The Chairman will take the necessary measures to develop a climate of trust within the Board, contributing to open discussion, constructive dissent and support for the Board’s decisions. The Chairman will promote effective interaction between the Board and the Company’s Executive Management (as defined under the heading “The Mission of the Board of Directors”).

The Chairman will establish an effective relationship with the Chief Executive Officer, providing support and advice, while fully respecting the executive responsibilities of the Chief Executive Officer. The responsibilities of the Chief Executive Officer are set forth in the Company’s Terms of Reference of the Executive Management, which are attached to the Company’s Corporate Governance Charter as Exhibit D.

The Chairman sets the agenda of the Board meetings, after consultation with the Chief Executive Officer, and ensures that procedures relating to preparatory work, deliberations, passing of resolutions and implementation decisions are properly followed. The Chairman is responsible for ensuring that the directors receive accurate, timely and clear information before the meetings and, where necessary, between meetings. The Board may entrust the Chairman with other responsibilities.

3.	Company Secretary

The Board appoints a Company Secretary, who is not a director. The Company Secretary reports to the Board with respect to compliance with Board procedures, rules and regulations. The Company Secretary shall, to the extent practicable, attend all meetings of the Board and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform the same duties for any committee of the Board when so requested by such committee. Where necessary, the Company Secretary is assisted by a Company lawyer. Individual directors have access to the Company Secretary.

D.	BOARD COMPENSATION, ASSESSMENT OF PERFORMANCE, AND PERSONAL LOANS

1.	Board Compensation

The compensation of all directors shall be recommended by the Company’s Remuneration and Nomination Committee in accordance with the Terms of Reference of the Remuneration and Nomination Committee, approved by the Board, and submitted to the Company’s shareholders for any required approval.

The Company believes that compensation for directors should be competitive in both Europe and the United States as necessary to attract and retain qualified directors. The Company also purchases reasonable liability insurance on directors’ behalves.

2.	Assessing the Board’s Performance

Periodically, and at least every two years, the Board evaluates its overall performance. This is best accomplished, in the Board’s view, by the entire Board under the leadership of the Chairman, with the assistance of the Remuneration and Nomination Committee. Generally, the assessments should be done at the same time as the review of Board membership criteria contemplated by Section B. 2. of these Terms of Reference. The purpose of this assessment is to enhance the effectiveness of the Board as a whole and should specifically review areas in which the Board and/or the management believes the Board may be more effective. The review of the Board as a whole will necessarily include consideration of each director’s overall contribution to the work of the Board. The results of each Board evaluation will be discussed with the full Board. Additionally, each Committee of the Board will conduct an evaluation periodically, and at least every two years, of such Committee’s performance and report the results of the evaluation to the Board.

The performance of individual directors will be reviewed by the Remuneration and Nomination Committee when a director is being considered for re-nomination. The Remuneration and Nomination Committee will choose the method and criteria for these reviews. If, at any time, the Board determines that an individual director is not meeting the established performance standards and qualification guidelines, or his or her actions reflect poorly upon the Board and the Company, the Board may request the resignation of the non-performing director.

3.	Prohibition on Personal Loans

The Company will not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Board member or member of the Company’s Executive Management (as defined under the heading “The Mission of the Board of Directors”).

E.	BOARD RELATIONSHIP TO SENIOR MANAGEMENT AND ACCESS TO INDEPENDENT ADVISORS

1.	Board Delegation of Management Authority

The Board may delegate defined management authority in compliance with applicable law. Delegated management authority is described in the Company’s Terms of Reference of the Executive Management, which are attached to the Company’s Corporate Governance Charter as Exhibit D.

2.	Board Access to Senior Management

Board members have complete access to the Chief Executive Officer and the Company Secretary, and necessary and appropriate access to the Company’s other managers as long as such access is coordinated through the Chief Executive Officer. It is assumed that Board members will use judgment to be sure that this contact is not distracting to the business operation of the Company and that such contact, if in writing, also be copied to the Chairman and the Chief Executive Officer.

3.	Attendance of Senior Management at Board Meetings

The Board welcomes the attendance at Board meetings of non-Board members who: (i) are in the most senior management positions of the Company as recommended by the Chief Executive Officer, and who can provide additional insight into the items being discussed because of personal involvement in these areas; and/or (ii) are managers with future potential that the Chief Executive Officer believes should be given exposure to the Board. Should the Chairman or the Chief Executive Officer want to add non-Board members as attendees on a regular basis, it is expected that this suggestion would be made to the Board for its concurrence.

4.	Board Access to Independent Advisors

As necessary and appropriate, the Board has the authority to retain, set terms of engagement and dismiss such independent advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors.

F.	MEETING PROCEDURES

1.	Frequency of Meetings

In accordance with the Company’s Articles of Association, the Board meets when convened by its Chairman and under such person’s chairmanship or, if the latter is unable to attend, under the chairmanship of the vice-chairman, if a vice-chairman has been elected, or under the chairmanship of a director appointed by the Board.

The Board meets every time required by the interest of the Company or whenever requested by two directors. Subject to appropriately justified exceptions, all directors are expected to be present at each meeting of the Board. Meetings take place at the location indicated in the meeting notice.

2.	Selection of Agenda Items for Board Meetings

The Chairman of the Board, in consultation with the Chief Executive Officer, will establish the agenda for each Board meeting. They will issue a schedule of agenda subjects to be discussed for the ensuing year at the beginning of each year (to the degree these can be foreseen). Each Board member is free to suggest the inclusion of items on the agenda.

The agenda of each Board meeting will list the topics to be discussed at such meeting and specify whether they are for information, for deliberation, or for decision-making purposes.

3.	Notice and Attendance at Board Meetings

Notices of the meetings of the Board are properly given in writing, by telecopy, by electronic mail or by phone. Notices must be made at least three days in advance save in case of emergency, which must be justified in the minutes.

The Board meeting may be held by conference call or any other means of communication. In such case, it is deemed to take place at the registered office. In any case, a director who may not physically attend the Board meeting may participate in the meeting by phone, videoconference or any other similar means of communication.

In the circumstances referred to in the preceding paragraph, the vote of a director who was not physically present will be confirmed in writing either by such director’s execution of the minutes of the Board meeting in which the director participated without being physically present, or by telecopy addressed to the registered offices of the Company. In case of emergency, decisions of the Board may be adopted in writing by unanimous written consent of the directors, to the extent permitted by law.

4.	Board Materials Distributed in Advance

Information and data that is important to the Board’s understanding of the business will be distributed in writing to the Board before the Board meets. Management will make every attempt to see that this material is as brief as possible while still providing the desired information.

The Chairman is responsible for ensuring that the directors receive accurate, timely and clear information before the meetings and, where necessary, between meetings. All directors will receive the same Board information. Board members are expected to rigorously prepare for, attend and participate in all Board and applicable Committee meetings. They should seek clarification whenever they deem it necessary.

5.	Board Presentations

As a general rule, presentations on specific subjects should be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions about the material from the Board.

6.	Quorum and Manner of Acting

The Board may deliberate and resolve only if at least half of its members are present or represented. Any director who is excused or absent may authorize one of such director’s peers in writing, by telegram, telecopy or any other form of written proxy to represent such director at a Board meeting and to vote on such director’s behalf. However, no proxy holder may represent more than one director at a time.

Decisions of the Board are adopted by majority vote. In case of equality of vote casts, the vote of the Chairman of the meeting will prevail. In case of conflict of interests, the directors will comply with legal provisions in force. If, during a Board meeting at which a quorum is present, one or more present or represented directors must abstain as a result of the preceding sentence, resolutions are validly adopted by a majority vote of the other present or represented directors.

The Chairman will ensure that all directors can make a knowledgeable and informed contribution to Board discussions and that there is sufficient time for consideration and discussion before decision-making.

7.	Minutes of Board Meetings

The deliberations of the Board are recorded in minutes signed by a majority of directors participating in the meeting. The minutes of the meeting generally sum up the discussions, specify any decisions taken and state any reservations voiced by directors. Such minutes are recorded in a special register. Proxies are attached thereto.

8.	Separate Sessions of Non-Executive Directors

The non-executive directors shall have the opportunity to meet at regularly scheduled sessions without the presence of any executive director or the Chief Executive Officer at least once a year.

G.	COMMITTEE MATTERS

1.	Number, Structure and Independence of Committees

The Company’s Articles of Association require that the Company maintain an audit committee vested with the authority to permanently monitor the tasks performed by the statutory auditor and to perform such additional functions as may be provided for by the Board. Under the Company’s Articles of Association, the Board may create other committees vested with such authority as the Board will determine. The current two standing committees are the Audit Committee and the Remuneration and Nomination Committee.

The Board has vested the Audit Committee and the Remuneration and Nomination Committee with the authority and responsibilities set forth the terms of reference of such committees. The Terms of Reference of the Audit Committee are attached to the Company’s Corporate Governance Charter as Exhibit B. The Terms of Reference of the Remuneration and Nomination Committee are attached to the Company’s Corporate Governance Charter as Exhibit C. The Board may from time to time vest a committee with specific additional responsibilities. Except as expressly delegated by the Board in a committee’s terms of reference or pursuant to separate Board resolution, a committee has no power to act on behalf of the Company.

Each member of the Audit Committee shall satisfy the applicable independence requirements of Belgian law, the Belgian Code on Corporate Governance, the New York Stock Exchange and any other applicable legal or regulatory requirements relative to membership on such committee. A majority of the members of the Remuneration and Nomination Committee shall satisfy such requirements.

2.	Assignment and Rotation of Committee Members

The Board is responsible, upon recommendation of the Remuneration and Nomination Committee and with consideration of the preferences of individual Board members, for the assignment of Board members to various committees.

It is the sense of the Board that consideration should be given to rotating committee members periodically, but the Board does not feel that such a rotation should be mandated as a policy. It is also the sense of the Board that as long as the Chairman of the Board is independent, the Chairman should not be precluded from service on any committee. The Chairman of the Board should be available for consultation by all committees.

3.	Selection of Committee Chairs

The chairman of each committee shall be appointed by the Board or, in absence of Board action, by the members of such committee.

4.	Committee Agendas

Each committee will generally prepare a schedule of agenda subjects to be discussed for the ensuing year at the beginning of each year (to the degree these can be foreseen). This forward agenda will also be shared with the Board.

5.	Committee Reports to the Board

After each committee meeting, the Board shall receive from each committee a report on its meeting.

H.	LEADERSHIP DEVELOPMENT

1.	Formal Evaluation of the Chief Executive Officer

The Remuneration and Nomination Committee, in cooperation with the full Board, should formally evaluate the Chief Executive Officer annually during the first quarter of each fiscal year, and this evaluation should be communicated to the

Chairman and the Chief Executive Officer by the Chairman of the Remuneration and Nomination Committee. The evaluation should be based on objective criteria including performance of the business, accomplishment of long-term strategic objectives, development of management, and other objective measures. The evaluation will be used by the Remuneration and Nomination Committee in the course of its deliberations when considering the compensation of the Chief Executive Officer.

2.	Succession Planning

There should be an annual report by the Chief Executive Officer, in cooperation with the Remuneration and Nomination Committee, to the Board on succession planning of the Chief Executive Officer and his or her direct reports. The Remuneration and Nomination Committee oversees planning for the succession of the Chief Executive Officer and, in consultation with the Chief Executive Officer, the other senior managers; and recommends to the Board the selection and replacement, if necessary, of the Chief Executive Officer and, in consultation with the Chief Executive Officer, the other senior managers.

There should also be available, on a continuing basis, the Chairman’s and the Chief Executive Officer’s recommendation as a successor should either be unexpectedly disabled.

3.	Management Development

There should be an annual report to the Board by the Chief Executive Officer on the Company’s program for management development. This report should be given to the Board at the same time as the succession planning report noted previously.

I.	CONDUCT GUIDANCE

1.	General Conduct Policies

The Company’s Code of Business Conduct and Ethics and, unless otherwise indicated, other general conduct policies applicable to the management and associates of the Company are also applicable to the members of the Board. In particular:

a.	Conflicts of Interest Policy. The conflicts of interest policy set forth in the Company’s Code of Business Conduct and Ethics is applicable to the members of the Board. The Company’s Code of Business Conduct and Ethics is attached to the Company’s Corporate Governance Charter as Exhibit F.

b.	Related Party Transactions Policy. The Company’s Related Party Transactions Policy applicable to the Company’s Executive Management (as defined under the heading “The Mission of the Board of Directors”) is also applicable to the members of the Board, and is attached to the Company’s Corporate Governance Charter as Exhibit G.

c.	Confidentiality Policy. The confidentiality policy set forth in the Company’s Code of Business Conduct and Ethics is applicable to the members of the Board.

d.	Insider Dealing and Market Manipulation. The Company’s Policy Governing Securities Trading and Prohibiting Market Manipulation and Unauthorized Disclosure of Information is applicable to members of the Board, and is described in Section V.B. of the Company’s Corporate Governance Charter.

2.	Board’s Interaction with Investors, Press, Customers, Etc.

The Board believes that the Company’s management speaks for the Company. Individual Board members may, from time to time at the request of management, meet, or otherwise communicate with various constituencies that are involved with the Company. If comments from the Board are appropriate, they will, unless otherwise agreed by the Board, come from the Chairman.

Appendix 1 – Director Independence Standards

Delhaize Group, a public limited liability company (société anonyme / naamloze vennootschap) organized under the laws of the Kingdom of Belgium (the “Company”), has ordinary shares listed on Euronext Brussels and American Depositary Shares listed on the New York Stock Exchange (“NYSE”). As such, the Company must (i) comply with the director independence requirements of Belgian law, (ii) comply or explain non-compliance with the director independence requirements of the Belgian Code on Corporate Governance (the “Belgian Code”) and (iii) apply or disclose the non-application of the independence requirements of the NYSE rules.

To be considered independent under Belgian law, a director must be determined to be independent by the Company’s shareholders upon proposal of the Company’s Board in connection with the director’s first election to the Board and at each reelection. A director on the Board not previously determined to be independent by the Company’s shareholders would need to leave the Board for a period of no less than three years before the director is eligible to be determined independent by the Company’s shareholders upon proposal of the Company’s Board in connection with the director’s election to the Board. To be considered independent under the Belgian Code, the Board must determine that a director is free from any business, close family or other relationship with the Company or any of its associated companies, its Controlling Shareholders (as defined below) or the management of either that creates a conflict of interest such as to affect the director’s independence. To be considered independent under the NYSE rules, the Board must determine that a director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

Each of Belgian law, the Belgian Code and the NYSE rules also contain objective independence criteria, which are summarized below. A director who fails to meet applicable objective independence criteria cannot be considered independent under the applicable law or rules. However, the Belgian Code allows the Company to determine that specific independence criteria under the Belgian Code do not affect a director’s independence so long as the Company discloses such determination. A director could meet the objective independence requirements under less than all three of Belgian law, the Belgian Code and the NYSE rules. However, the Remuneration and Nomination Committee will generally recommend to the Board for nomination (or, in the event of a vacancy, for appointment) as independent directors only directors who meet the independence criteria under each of Belgian law, the Belgian Code and the NYSE rules, save as otherwise explained or disclosed.

The Board has established the following guidelines to assist it in determining director independence, which are a summary of the most restrictive objective independence requirements under each of Belgian law, the Belgian Code and the NYSE rules. Certain of the guidelines reflect recently effective regulatory requirements, which are subject to transition rules. A director is not independent if:

•	The director is, or has been within the last three years, an employee or an executive or managing director of the Company or of any of its associated companies; or

•	The director is, or has been within the last two years, a non-independent director of the Company or a director of any of its associated companies; or

•	A Close Family Member (as defined below) of the director is, a director or a member of the management of the Company or any of its associated companies; or

•	The director has received, or has a Close Family Member of the director who has received, within the last three years, significant additional remuneration from the Company or any of its associated companies, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

•	The director or a Close Family Member of the director is a Controlling Shareholder of the Company or otherwise holds the Company’s ordinary shares or American Depositary Share (“ADSs”) representing: (i) in the case of such director, more than 10% of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director or at which such director is a director or an executive manager; (ii) in the case of a Close Family Member of the director, more than 10% of the capital of the Company, directly or together with ordinary shares or ADSs held by companies controlled by the director whose qualification as independent is under consideration; or (iii) less than 10% of the capital of the Company, if the director or a Close Family Member of the director is bound by any agreement or arrangement restricting either the transfer of such ordinary shares or ADSs or the exercise of any right pertaining to such ordinary shares or ADSs; or

•	(i) The director or a Close Family Member of the director is a current partner of a firm that is the Company’s internal auditor or statutory independent auditor; (ii) the director is a current employee, director or shareholder of such a firm or any of its associated companies; (iii) the director has a Close Family Member of the director who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (iv) the director or a Close Family Member of the director was within the last three years (but is no longer) a partner or employee of the Company’s current or former statutory independent auditor or any of its associated companies; or

•	The director or a Close Family Member of the director is an executive director or managing director of another company where any of the Company’s present executive directors or managing directors serves as a non-executive director or non-managing director; or

•	The director or a Close Family Member of the director is, or has been within the last three years, employed as a member of the executive management of another company where any of the members of the Company’s Executive Management (as defined under the heading “The Mission of the Board of Directors”) at the same time serves or served on that company’s compensation committee; or

•	The director is an employee, or a Close Family Member of the director is a member of the executive management, of a legal entity that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of 1 million euros or 2% of such other legal entity’ s consolidated gross revenues. Contributions to tax exempt organizations shall not be considered “payments” for purposes of this categorical standard.

For purposes of these independence standards, “Close Family Members” of a director are those persons that may be expected to influence, or be influenced by, such director in their dealings with the Company, including an individual’s spouse, legal cohabitants, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and brothers and sisters-in-law. For purposes of these independence standards, “Controlling Shareholder” means a shareholder who solely or in concert, directly or indirectly controls a company within the meaning of Belgian law. The Belgian Code provides that a director is not independent if the director or a Close Family Member of the director has served on the Board as a non-executive director for more than three terms; however, as permitted under the Belgian Code, the Company does not apply this rule because it does not feel such service affects a director’s independence.

In addition, the directors of the Company who are members of the Audit Committee are subject to heightened standards of independence under various rules and regulations.

Exhibit B

Terms of Reference of the Audit Committee

A.	Purpose

The Audit Committee is appointed by the Board of Directors (the “Board”) of Delhaize Group, a public limited liability company (société anonyme / naamloze vennootschap) organized under the laws of the Kingdom of Belgium (the “Company”), to

(a)	assist the Board in monitoring

(i)	the integrity of the financial statements of the Company,

(ii)	the Company’s compliance with legal and regulatory requirements,

(iii)	the statutory auditor’s qualification and independence,

(iv)	the performance of the Company’s internal audit function and statutory auditor, and

(v)	internal controls and risk management.

(b)	prepare any Audit Committee report required to be included in any annual report of the Company.

B.	Organization

1.	The Audit Committee shall consist of at least three directors, each of whom shall satisfy the independence and experience requirements of Belgian law, the Belgian Code on Corporate Governance, the New York Stock Exchange and any other applicable legal or regulatory requirements relating to membership on the Audit Committee. Each member of the Audit Committee shall have accounting or related financial management expertise and at least one member shall be a financial expert as mandated by the rules and regulations of the Securities and Exchange Commission. The members of the Audit Committee shall be appointed by the Board on the recommendation of the Remuneration and Nomination Committee. The Board shall appoint the Chairman of the Audit Committee; provided, however, the Chairman of the Board shall not chair the Audit Committee. The Audit Committee may form and delegate authority to a subcommittee when appropriate.

2.	The members of the Audit Committee are appointed by the Board for renewable three-year terms and until their successors are appointed and shall qualify or until their earlier death, resignation, removal or disqualification from the Audit Committee; or termination (by expiration, resignation, removal or disqualification) of their respective mandates as a Board member.

C.	Meetings and Committee Resources

1.	The Audit Committee shall meet at least four times a year, when convened by its Chairman. Meetings of the Audit Committee shall be presided over by the Chairman of the Committee or, if the Chairman of the Committee is not present, any other member of the Audit Committee chosen by the Audit Committee. Unless otherwise required by law, a Committee quorum shall consist of a majority of the members. A majority of the members of the Committee present at the meeting may authorize any action at a Committee meeting; provided, however, that action without a meeting requires approval of each member of the Committee. Unless otherwise required by law, the members of the Audit Committee may participate in a Committee meeting by, or conduct the meeting through the use of, any means of communication by which all members of the Committee participating may simultaneously hear each other during the meeting.

2.	The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or associate of the Company or the Company’s outside counsel or statutory auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

3.	The Company shall provide appropriate funding for the Audit Committee’s activities, as determined by the Audit Committee, including the fees of the advisors to Committee such as lawyers and consultants. The fees of the statutory auditor to be submitted to the shareholders for approval will be recommended to the Board by the Audit Committee.

D.	Responsibilities

The Audit Committee shall:

Financial Reporting

1.	Review with management and the statutory auditor (separately, as appropriate) the draft annual audited financial statements and the draft half-yearly financial statements prior to the meetings of the Board, during which such drafts are to be approved, including (a) with respect to the annual financial statements, the Company’s disclosures under “Operating and Financial Review and Prospects” of its draft Form 20-F and the draft director’s report and internal control and risk management statements to be included in the annual report sent to shareholders, (b) the relevance and consistency of the accounting standards, policies and practices used by the Company, including the criteria for the consolidation of the accounts of companies in the group, (c) all alternative treatments of financial information within generally accepted accounting principles that the statutory auditor has discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the statutory auditor, (d) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal accounting controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data, and (e) any fraud, whether or not material, that involves management or other associates who have a significant role in the Company’s internal accounting controls. This review involves assessing the correctness, completeness and consistency of financial information.

2.	Review generally with management the type and presentation of information to be included in earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

3.	Review with management and the statutory auditor any correspondence with regulators or governmental agencies and any associate complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

4.	Review major changes to the Company’s auditing and accounting principles and practices as suggested by the statutory auditor, internal auditors, or management.

5.	Review with management and the statutory auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

6.	Review and reassess periodically, and at least every two years, the adequacy of the Company’s Related Party Transactions Policy, which applies to the Company’s directors and the Company’s executive management, and recommend any proposed changes to the Board for approval. The Company’s executive management consists of the members of the Company’s Executive Committee. The Company’s Related Party Transactions Policy is attached to the Company’s Corporate Governance Charter as Exhibit G.

Internal Controls and Risk Management

7.	Review with management, the statutory auditor and the head of the Company’s internal audit function (a) the Company’s annual assessment of the effectiveness of its internal controls and the statutory auditor’s attestation and report about the Company’s assessment, (b) the adequacy of the Company’s internal controls, and (c) any related significant reports to management prepared by the internal auditing department or the statutory auditor and management’s responses thereto.

8.	Meet periodically with management to review the Company’s major financial and other risk exposures and the steps management has taken to monitor, control and disclose, as necessary, such exposures.

9.	Review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

10.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submission by associates of the Company of concerns regarding questionable accounting or auditing matters.

Internal Audit Process

11.	Review with management and the head of the Company’s internal audit function the annual internal audit plan and the effectiveness of the most recent internal audit, and make recommendations on the selection, appointment, reappointment and removal of the head of the internal audit function and on the budget allocated to internal audit.

12.	In addition to meeting separately and periodically with the statutory auditor and management, as described herein, meet separately and periodically with the internal auditors.

Statutory Auditor and External Audit Process

13.	Have authority and responsibility for considering and recommending the nomination, compensation, retention and termination of the statutory auditor, as well as the oversight of the statutory auditor, in accordance with and subject to requirements of applicable laws and regulations. Pursuant to Belgian Law and the Company’s articles of association, the statutory auditor is appointed by the shareholders for a renewable term of three years. The statutory auditor shall report directly to the Audit Committee. The statutory auditor is ultimately accountable to the Company for such auditor’s review of the financial statements and controls of the Company.

14.	Meet with the statutory auditor prior to the audit to review the planning and staffing of the audit.

15.	At least twice a year, review with the statutory auditor, without the presence of management, any problems or difficulties the auditor may have encountered in the course of the performance of its duties and any management letter provided by the auditor and the Company’s response to that letter. Such a review shall include a discussion of:

a.	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management;

b.	any changes required in the planned scope of the internal audit; and

c.	the internal audit department responsibilities, budget, and staffing.

16.	In connection with monitoring the independence and performance of the statutory auditor:

a.	At least annually, obtain, and review a report by the statutory auditor describing the following: (i) the audit firm’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) (to assess the auditor’s independence) all relationships the auditor and its affiliates have with the Company and its affiliates (including a description of all non-audit services performed and the fee paid for such non-audit services).

b.	Discuss such reports with the statutory auditor, and, with respect to Section D.16.a.(iii) above, consider whether the provision of non-audit services is compatible with maintaining the auditor’s independence and, if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the statutory auditor.

c.	After receiving the report specified in Section D.16.a above, review and evaluate the lead partner of the statutory auditor, assure the regular rotation of the lead audit partner at least every five years and the rotation of other audit partners as required by applicable law.

d.	Review and, as appropriate, approve the retention of the statutory auditor for any non-audit service, and approve the fee and terms of such service.

17.	Set clear policies for the Company’s hiring of employees or former employees of the statutory auditor.

General

18.	Distribute minutes of all meetings of the Audit Committee to, and discuss the matters discussed at each Audit Committee meeting with, the Board and the Chief Executive Officer.

19.	Prepare any Audit Committee report required to be included in any annual report of the Company.

20.	Assess its performance of the duties specified in these terms of reference periodically, and at least every two years, and report its findings to the Board of Directors.

21.	Review and reassess the adequacy of these terms of reference annually and recommend any proposed changes to the Board for approval.

While the Audit Committee has the responsibilities and powers set forth in these terms of reference, it is not the duty of the Audit Committee to prepare financial statements or to plan or conduct audits. These are the responsibilities of management and the statutory auditor, respectively.

Exhibit C

Terms of Reference of the Remuneration and Nomination Committee

A.	Purpose

The Remuneration and Nomination Committee is appointed by the Board of Directors (the “Board”) of Delhaize Group, a public limited liability company (société anonyme / naamloze vennootschap) organized under the laws of the Kingdom of Belgium (the “Company”), to: (i) identify individuals qualified to become Board members, consistent with criteria approved by the Board; (ii) recommend to the Board the director nominees for each ordinary general meeting of shareholders; (iii) recommend to the Board director nominees to fill vacancies, (iv) recommend to the Board qualified and experienced directors for service on the committees of the Board; (v) recommend to the Board the compensation of the members of executive management, which consists of the members of the Company’s Executive Committee, and such other senior executives designated by the Board from time to time (collectively, “Senior Management”); (vi) recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for the Company’s associates; (vii) evaluate the performance of the Chief Executive Officer; and (viii) advise the Board on other compensation issues.

B.	Organization

1.	The Remuneration and Nomination Committee shall consist of at least three directors, as determined by the Board, none of whom shall be an executive of the Company and a majority of whom shall satisfy the independence requirements of Belgian law, the Belgian Code on Corporate Governance, the New York Stock Exchange and any other applicable legal or regulatory requirements relating to membership on the Remuneration and Nomination Committee. The Board shall appoint the Chairman of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee may form and delegate authority to a subcommittee when appropriate.

2.	The members of the Remuneration and Nomination Committee are appointed by the Board for renewable three-year terms and shall serve until (i) their respective successors are appointed and shall qualify, (ii) their earlier death, resignation, removal, or disqualification from the Remuneration and Nomination Committee, or (iii) the earlier termination (by expiration, resignation, removal) of their respective mandates as a Board member.

C.	Meetings and Committee Resources

1.	The Remuneration and Nomination Committee meets at least twice a year when convened by its Chairman. Meetings of the Remuneration and Nomination Committee shall be presided over by the Chairman of the Committee or, if the Chairman of the Committee is not present, any other member of the Remuneration and Nomination Committee chosen by the Committee. The Chairman of the Board shall not preside as Chairman of the Committee at any Remuneration and Nomination Committee meeting dealing with his or her succession as Chairman of the Board. Unless otherwise required by law, a Committee quorum shall consist of a majority of the members. A majority of the members of the Committee present at a meeting may authorize any action at a Committee meeting. Action without a meeting requires approval of each member of the Committee. Unless otherwise required by law, the members of the Remuneration and Nomination Committee may participate in or conduct the Committee meeting through the use of any means of communication by which all members of the Committee participating may simultaneously hear each other during the meeting.

2.	The Remuneration and Nomination Committee shall obtain the opinion of the Chief Executive Officer on matters requiring Remuneration and Nomination Committee action related to compensation of Senior Management. The Chief Executive Officer shall participate in any meeting of the Remuneration and Nomination Committee addressing compensation, except when the Remuneration and Nomination Committee is dealing with the compensation of the Company’s Chief Executive Officer.

3.	The Remuneration and Nomination Committee shall have the authority to obtain advice and seek assistance from internal or outside legal or other advisors. The Committee shall have the sole authority to retain and terminate any search firm used to identify director candidates or compensation consulting firm, including sole authority to approve such firm’s fees and other retention terms.

D.	Responsibilities

The Remuneration and Nomination Committee shall:

1.	Develop and recommend to the Board a set of nomination procedures and criteria for selecting new directors, review and reassess the adequacy of such procedures annually, and recommend to the Board any changes as appropriate.

2.	Recommend to the Board, in accordance with applicable law and regulations and the Company’s Terms of Reference of the Board:

a.	annually, nominees for election by the shareholders, as necessary, to the Board;

b.	annually, candidates for membership, as necessary, on the committees of the Board; and

c.	as necessary, persons to fill vacancies on the Board and its committees.

When making such recommendations, the Remuneration and Nomination Committee shall consider any advice and recommendations offered by the Chief Executive Officer of the Company. The performance of individual directors will be reviewed by the Remuneration and Nomination Committee when such directors are being considered for re-nomination. The Remuneration and Nomination Committee will choose the method and criteria for these reviews.

3.	Oversee planning for the succession of the Chief Executive Officer and, in consultation with the Chief Executive Officer, the other members of Senior Management; recommend to the Board the selection and replacement, if necessary, of the Chief Executive Officer; and, in consultation with the Chief Executive Officer, the selection and replacement of the other members of Senior Management.

4.	Maintain an orientation program for new directors and members of the Remuneration and Nomination Committee and a continuing education program for all directors and members of the Remuneration and Nomination Committee.

5.	Review and make recommendations to the Board with respect to the remuneration policy, including corporate goals and objectives relevant to the compensation of the Chief Executive Officer and the other members of Senior Management, evaluate the performance of the Chief Executive Officer, in cooperation with the Board, and discuss with the Chief Executive Officer the performance of the other members of Senior Management in light of those goals and objectives and make recommendations to the Board with respect to the compensation level of the Chief Executive Officer and the other members of Senior Management based on such evaluations and discussions, and based on a review of compensation levels for similar positions at comparable companies.

In determining the long-term incentive component of the compensation of the Chief Executive Officer and the other members of Senior Management, the Committee shall consider the Company’s performance and relative shareholder return, the value of similar incentive awards to similar positions at comparable companies, the awards given to the Company’s Chief Executive Officer and the other members of Senior Management in the past and any other factors the Committee considers relevant to the attraction and retention of Senior Managers for the long-term benefit of the Company.

6.	Review and make recommendations to the Board with respect to the remuneration policy relevant to the compensation of non-executive directors and committee members, and recommend any changes in such remuneration policy.

7.	Make recommendations to the Board with respect to (i) the design and implementation of annual incentive bonus plans and the aggregate payments under those plans, and, (ii) the design and implementation of the Company’s long-term incentive award plans, and the approval of awards or payments under such plans, as appropriate.

8.	Periodically, and at least every two years, assist the Board with a review of the Board’s performance, the purpose of which is to enhance the effectiveness of the Board as a whole and to determine the areas, if any, in which the Board and/or the management believes the Board may be more effective. The review of the Board as a whole will necessarily include consideration of each director’s overall contribution to the work of the Board.

9.	Assess the Remuneration and Nomination Committee’s performance of the duties specified in these terms of reference periodically, and at least every two years, and report its findings to the Board.

10.	Annually review and reassess the adequacy of these terms of reference and recommend any proposed changes to the Board for approval.

11.	Distribute minutes of all meetings of the Remuneration and Nomination Committee to, or relate the matters discussed at each Remuneration and Nomination Committee meeting with, the Board and the Chief Executive Officer.

Exhibit D

Terms of Reference of the Executive Management

A.	Introduction

The Executive Management of Delhaize Group, a public limited liability company (société anonyme / naamloze vennootschap) organized under the laws of the Kingdom of Belgium (the “Company”), is composed of the Chief Executive Officer (the “CEO”) and the Executive Committee. The CEO is in charge of the daily management of the Company with the assistance of the Executive Committee. The Executive Committee, chaired by the CEO, assists the CEO in the preparation of strategy proposals for the Company’s Board of Directors (the “Board”), oversight of the Company’s operational activities and analysis of the business performance of the Company.

B.	Organization

The CEO and the other members of the Executive Committee are appointed by the Board. The Company’s Remuneration and Nomination Committee oversees planning for the succession of, among others, the CEO and, in consultation with the CEO, the other members of the Executive Committee; and recommends to the Board the selection and replacement, if necessary, of, among others, the CEO and, in consultation with the CEO, the other members of the Executive Committee. The members of the Executive Committee are listed annually in the Company’s annual report.

The Chairman of the Executive Committee is the CEO. The CEO is the sole member of the Executive Committee who is also a member of the Board. The CEO may not concurrently serve as Chairman of the Board. The age limit set by the Board for the CEO is 65 years.

Belgian law gives the Board the power to delegate under certain conditions its management authority to a management committee (“comité de direction / directiecomité”). The Board elected not to create such a committee.

C.	Authority

The Board entrusts the daily management of the Company and the representation relating to such management to the Company’s CEO. The Board also may from time to time confer additional powers and responsibilities to the Company’s CEO. Without prejudice to its own powers and duties, the Board vests the CEO with the authority that is adequate and necessary for the proper exercise of the CEO’s duties and responsibilities. The CEO is accountable to the Board for discharging the duties and responsibilities entrusted to the CEO.

The CEO may grant authority to other Company executives for specified purposes, and has granted such authority to the individual members of the Executive Committee as is necessary for the proper exercise of their duties and responsibilities. The members of the Executive Committee, and any other Company executives to whom the CEO delegates authority, are accountable to the CEO on all matters entrusted to them, the CEO being accountable to the Board for the proper performance by the members of the Executive Committee, and any other Company executives to whom the CEO delegates authority, of their powers and duties.

The Executive Committee meets when convened by its Chairman. Minutes of Executive Committee meetings are made available to the Board.

Towards third parties, generally with respect to matters exceeding the daily management of the Company, and before a court, without limiting the management and representation authority delegated to the CEO or sub-delegated by the CEO to the individual members of the Executive Committee, the Company may be represented by two directors acting jointly, or by one director acting jointly with one of the members of the Executive Committee appointed for such purpose by the Board. The Board discloses in the Appendix of the Official Gazette the identity of the members of the Executive Committee entitled to so represent the Company jointly with one director.

D.	Responsibilities

The CEO is entrusted with the daily management of the Company and the representation of the Company in this respect with the assistance of the Executive Committee. The CEO shall also have such powers and duties as from time to time may be conferred by the Board.

In the framework of daily management of the Company, the CEO’s general responsibilities include the following:

1.	With respect to Board matters:

•	Preparing strategic proposals to be made to the Board. Such preparation includes assessing market conditions and the business environment; setting aspirations, goals, and long term growth targets; reviewing proposals with respect to merger, acquisition and divestiture opportunities; and reporting on progress compared to earlier defined strategic goals;

•	Reviewing and approving annually the financial planning that supports the Company’s long-term growth strategy, including the annual budget, the three-year financial plan and the related capital expenditure plan submitted by all businesses of the Company to be proposed for decision on a consolidated basis by the Board;

•	Preparing timely accurate financial statements of the Company in accordance with applicable accounting standards and Company policies, and the related press releases issued by the Company, and providing the Board with a balanced and understandable assessment of the Company’s financial situation;

•	Making proposals to the Board with respect to major changes to the organization to ensure that the proper organization is set up and that human resources are available and allocated as appropriate to achieve the Company’s objectives;

•	Making recommendations to the Board with respect to matters within its competency, notably due to their materiality or because of the nature of the risks involved;

•	Proposing policies that due to their importance in the judgment of the CEO should be adopted by the Board; and

•	Reporting to the Board on the performance of the Company;

2.	With respect to operational management:

•	Ensuring that the daily business affairs of the Company are appropriately managed by creating the right organization to execute the strategy and ensuring compliance with applicable laws, regulations and the Company’s policies and standards;

•	Ensuring continuous improvement in the quality and value of the Company’s products and services by approving the major strategies proposed by the Company’s businesses;

•	Ensuring that the Company achieves and maintains a satisfactory competitive position by setting targets for the Executive Management and Company performance;

•	Giving direction, guidance and support to the Company’s businesses;

•	Monitoring and managing the Company’s results and performance against strategic and financial plans;

•	Formulating policies that are not reserved for the Board and overseeing the implementation of major corporate policies;

•	Approving the entry into, revision or termination of any transaction, investment or divestiture, which is not reserved for the Board;

•	Monitoring and managing the Company’s corporate support functions and ensuring that reports from Finance, Legal, Investor Relations, Communications, Information Technology, Human Resources, Organizational Development, Global Sourcing, Synergy Development and other key functional areas as required, are received and reviewed on a regular basis;

•	Setting up risk management systems, internal controls and internal audit systems; and

•	Preparing the Company’s financial statements, as well as other financial and non-financial group wide external reports and management information;

3.	With Respect to Human Resources:

•	Developing recommendations to the Remuneration and Nomination Committee regarding hiring, termination and compensation of, among others, the members of the Executive Committee and deciding on hiring, termination and compensation for other levels of management;

•	Ensuring that the Company has an effective management team by reviewing regularly an active plan of development and succession planning for the Executive Management of the Company and making appropriate recommendations to the Remuneration and Nomination Committee; and

•	Fostering a corporate culture that promotes the Company’s values, ethical practices, diversity, individual integrity and social responsibility;

4.	With respect to Communications:

•	Ultimately serving as the chief spokesperson for the Company towards the outside world;

•	Communicating the strategy, vision and values of the Company internally and externally; and

•	Maintaining a continuous dialogue and open communication channels with the Board and providing the Board with the information that it needs to carry out its duties. The CEO shall meet on a regular basis with the Chairman of the Board to (i) review and discuss the items on the Board and Board committee agendas and any other relevant issues and (ii) involve the Chairman from the outset in any major initiatives;

5.	With respect to the Leadership of the Executive Committee:

•	Chairing, organizing and leading the Executive Committee; and

•	Providing guidance, direction and support to the members of the Executive Committee in the performance of their individual responsibilities as determined by the CEO.

The Executive Committee’s responsibilities include:

Assisting the CEO with the daily management of the Company, the execution of the decisions of the Board and the responsibilities of the CEO set forth above. The members of the Executive Committee shall perform such additional duties as may be assigned to them from time to time by the CEO or the Board upon proposal of the CEO.

E.	Remuneration and Performance Evaluation

The Board decides on the compensation of the CEO and the other members of the Executive Committee upon recommendation of the Remuneration and Nomination Committee. No executive Board member attends the meeting when the Board discusses and decides on such executive Board member’s compensation.

The Remuneration and Nomination Committee reviews and makes recommendations to the Board with respect to the Company’s Remuneration Policy, including the corporate goals and objectives relevant to the compensation of the CEO and the other members of the Executive Committee; evaluates the performance of the CEO, in consultation with the Chairman of the Board; and discusses with the CEO the performance of the other members of the Executive Committee in light of those goals and objectives and makes recommendations to the Board with respect to the compensation level of the CEO and the other members of the Executive Committee based on such evaluations and discussions, and based on a review of compensation levels for similar positions at comparable companies. The Company’s Remuneration Policy is attached to the Company’s Corporate Governance Charter as Exhibit E.

The Remuneration and Nomination Committee obtains the opinion of the CEO on matters requiring Remuneration and Nomination Committee action related to compensation. The CEO shall participate in any meeting of the Remuneration and Nomination Committee addressing compensation, except when the Remuneration and Nomination Committee is dealing with the compensation of the Company’s CEO.

F.	Conduct Guidance

The Company’s Code of Business Conduct and Ethics and, unless otherwise indicated, other general conduct policies applicable to the management and associates of the Company are also applicable to the Company’s CEO and the members of the Executive Committee. In particular:

•	Conflicts of Interest Policy. The conflicts of interest policy set forth in the Company’s Code of Business Conduct and Ethics is applicable to the Company’s CEO and the members of the Executive Committee. The Company’s Code of Business Conduct and Ethics is attached to the Company’s Corporate Governance Charter as Exhibit F.

•	Related Party Transactions Policy. The Company’s Related Party Transactions Policy applicable to the members of the Board is also applicable to the Company’s CEO and the members of the Executive Committee, and is attached to the Company’s Corporate Governance Charter as Exhibit G.

•	Confidentiality Policy. The confidentiality policy set forth in the Company’s Code of Business Conduct and Ethics is applicable to the Company’s CEO and the members of the Executive Committee.

•	Insider Dealing and Market Manipulation. The Company’s Policy Governing Securities Trading and Prohibiting Market Manipulation and Unauthorized Disclosure of Information is applicable to the Company’s CEO and the members of the Executive Committee, and is described in Section V of the Company’s Corporate Governance Charter.

Exhibit E

Remuneration Policy

A.	Introduction

The Board of Directors (the “Board”) of Delhaize Group, a public limited liability company (société anonyme / naamloze vennootschap) organized under the laws of the Kingdom of Belgium (the “Company”), upon the recommendation of the Remuneration and Nomination Committee (the “Committee”), determines the remuneration of directors and the members of executive management, which consists of the members of the Company’s Executive Committee, and such other senior executives designated by the Board from time to time (collectively, “Senior Management” or “Senior Managers”). To assist the Committee in its analysis of the competitive environment in Europe and the United States, as well as other factors relevant to the Committee’s evaluation of Senior Management compensation matters, the Committee retains the services of internationally recognized compensation consultants. The Committee operates under terms of reference adopted and approved by the Board, which are attached to the Company’s Corporate Governance Charter as Exhibit C.

B.	Remuneration of Directors

Beginning with fiscal year 2004, the Company’s directors are remunerated for their services with a fixed compensation, which is determined by the Board but may not exceed the maximum amounts set by the Company’s shareholders. The maximum amount approved by the shareholders is EUR 70,000 per year per director, plus an additional amount of up to EUR 10,000 per year for the chair of any standing committee of the Board. For the Chairman of the Board, the maximum amount is EUR 140,000 per year (inclusive of any amount due as chair of any standing committee). Both the amount and structure of the compensation of directors are analyzed on an annual basis.

Non-executive directors of the Company do not receive any remuneration, benefits or equity-linked or other incentives from the Company and its subsidiaries other than their remuneration for their service as director of the Company and/or its subsidiaries. The Company will not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Board member.

C.	Remuneration of Senior Management

The remuneration of Senior Management is designed to:

•	Ensure that the Company can continuously attract, motivate and retain high caliber and high potential executive talent for which the Company competes in each region and internationally;

•	Promote the achievement of Board-approved performance targets, aligned with building shareholder value over the short, medium and long term; and

•	Stimulate, recognize and reward strong individual contribution and solid team performance.

Both the amount and the structure of the compensation of Senior Management are analyzed on an annual basis.

The compensation package for Senior Management combines three integrated elements that are collectively referred to as “total direct compensation.” Those integrated elements are base pay, annual short-term incentive bonus and long-term incentive compensation. The Company will not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Senior Manager.

In fixing compensation levels for the Senior Managers, the compensation of executives in international and regional companies is taken into account along with internal equity factors. The objective is to establish target compensation levels that, as a general rule, are at or around the median market level. The reference markets include the retail industry in Europe and the United States, as well as other industries in both Europe and the United States, where appropriate for the position and the executive. The variable, performance-based components of the total compensation package for the Senior Managers are the dominant portion of the total compensation package.

1.	Base Salary

Base salary levels are designed to compensate the Senior Managers for their position responsibilities, a particular set of competencies and their experience in the position. Market median levels for comparable positions are targeted for the base pay and the base pay levels are subject to regular annual reviews. Except for annual cost of living adjustments required under Belgium law for Senior Managers based in Belgium, which typically range from 1-3% a year, there is no mechanism for automatic adjustment.

2.	Annual Incentive

The annual incentive bonus recognizes and rewards individual performance of a Senior Manager as well as the contribution of the Senior Manager to executive team performance. The funding levels for the annual incentive bonus plans are dependent upon Company performance against budgeted financial targets, approved annually by the Board. Company performance must achieve at least 80% of the budgeted financial targets for funding to be available. Bonus payments can range from 50% to 125% of targeted award levels. In determining the bonus payments for individual Senior Managers, the actual performance of the Company against Board-approved financial targets and the individual executive performance against pre-established goals and objectives that are integrated into an annual performance dialogue process, are considered. The annual bonus awards are paid in cash. The Board retains the discretion to vary from these guidelines in exceptional circumstances.

3.	Long-Term Incentive Plans

The Company offers a long-term incentive plan to certain of its management associates, including the members of its Executive Committee. The Company’s long-term incentive plan is designed to:

•	Encourage and support the creation of long-term shareholder value and ensure that the Senior Managers, like the shareholders, share in the successes and shortcomings of the Company.

•	Provide the opportunity for the Senior Managers to receive, within their total compensation package, competitive rewards as a result of sustained company performance over longer periods of time and from the growth in value of the Company’s shares.

The long-term incentive plan also incorporates the following features:

•	The Board, upon the recommendation of the Committee, approves the expected value of the annual incentive awards for the Senior Managers and for the Company as a whole.

•	The expected values of the awards are determined in accordance with widely recognized financial and accounting practices.

•	Competitive benchmarking data from the relevant geographic markets as well as internal equity factors are taken into account in establishing the award levels each year.

The long-term incentive plan for Senior Management is comprised of a combination of stock options, restricted stock and performance cash awards that are awarded generally on the basis of the following breakdown:

•	Stock options represent 25% to 50% of the total expected value of the annual award and have a strike price equal, depending on the rules applicable to the relevant stock option plans, to the Company’s share price on the date of the grant, the share price on the working day preceding the offering of the option or the average price of the Company’s share price of the 30 days prior to the offering of the option. Options can be exercised in accordance with the Company’s securities trading policies, which allow for vested options to be exercised only during specified trading windows. Options granted under stock option plans targeting executives of U.S. subsidiaries vest over a three-year period following the grant date. Options granted under stock option plans for other executives vest after a three-year period following the grant date. Options typically expire 7-10 years after the grant date.

•	Restricted stock unit awards represent up to 25% of the total expected value of each annual award. Restricted stock unit awards represent a commitment of the Company to deliver shares of the Company’s stock to the award recipient, at no cost to the award recipient, over a five-year period starting at the end of the second year after the award. After vesting, these shares can be sold by the award recipient at any time consistent with the guidelines and restrictions contained in the Company’s trading policies.

•	Performance cash grants represent 50% of the total expected value of each annual award. These grants provide for cash payments to the grant recipients at the end of three-year performance periods. The amount of the cash payments is dependent on performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. Board-approved minimum performance thresholds must be met before any payments are earned. Actual payments, if the minimum threshold is met, can range from 50% to 150% of the initial award. In exceptional circumstances, the Board may authorize certain payments even though minimum performance thresholds are not met.

Equity incentive plans under which members of the Executive Management are remunerated in shares, share options or the rights to acquire or to subscribe to shares are submitted for approval by the Company’s shareholders.

4.	Other Remuneration Components - Including Retirement and Severance

Each of the Senior Managers participates in the retirement plans and pension plans in effect in the Senior Manager’s home country or region. The plans provide for retirement and post-retirement benefits at levels that are in line with the predominant plans of their kind in each country or region where they are in effect. Other benefits, such as medical and other insurance coverage, and the use of company vehicles, are provided in line with competitive practices in the market where the Senior Manager is based.

Certain members of the Company’s executive management have employment agreements with the Company or a subsidiary of the Company that provide for severance payments under certain circumstances in line with applicable law, corporate governance requirements and current market practice by position.

D.	Evaluation of Senior Management

The Committee evaluates the performance of the Chief Executive Officer, in consultation with the Chairman of the Board, and discusses with the Chief Executive Officer the performance of the other Senior Managers of the Company in light of the Company’s Remuneration Policy, and corporate goals and objectives relevant to the remuneration of such persons, and makes recommendations to the Board with respect to the compensation level of the Chief Executive Officer and the other Senior Managers of the Company based on such evaluations and discussions, and based on a review of compensation levels for similar positions at comparable companies.

Exhibit F

Code of Business Conduct and Ethics

Our company has a long-standing commitment to conducting business in accordance with the highest ethical standards and in conformity with the law wherever we operate. Upholding this commitment is crucial for our continued success.

This Code of Business Conduct and Ethics (referred to herein as the Code) summarizes a number of Delhaize Group policies that must guide our actions. We also expect our franchisees and those outside consultants who work on our behalf – such as business, financial, technical or legal advisors – to be guided by these standards.

This Code does not replace any other published rules or policies of Delhaize Group, including other work rules and personal conduct policies. While this Code provides guidance and explains what is considered unacceptable behavior, this Code does not – and cannot – cover every situation where choices and decisions must be made. Do not hesitate to ask your local management for clarification or advice before making a decision about which you are uncertain. In most cases, good common sense is our best guide.

Adhering to this Code is imperative. As you review each policy in this Code, please keep in mind that it is not simply the letter of the policy but the spirit of the policy that we all must embrace.

Our reputation and integrity depend upon each of us assuming a personal responsibility for our business conduct. Thank you for your commitment!

Pierre-Olivier Beckers
President and Chief Executive Officer

Important

This revised code is effective as of December 31, 2005, except with respect to any associates for which additional approval or review is required, or is determined to be customary or appropriate, by any governmental regulatory body or workers council, preserving in this process the tradition of good social dialogue. With respect to such associates, the previous version of this Code shall remain effective until such approval or review. Delhaize Group’s policies, guidelines and related procedures are subject to unilateral change by Delhaize Group at any time. In adopting and publishing its policies and these guidelines, Delhaize Group expressly states that (1) in some respects its policies and guidelines exceed the requirements of law and industry practice, (2) nothing contained in Delhaize Group’s policies and guidelines should be construed or applied as a binding interpretation or definition of the law or industry practice, and (3) any act by a Delhaize Group employee or agent in violation of the law or of Delhaize Group’s policy is beyond the scope of such person’s duty, authority and responsibility and is not an act by or on behalf of Delhaize Group.

This Code is neither an employment contract nor an amendment to an employment contract. We do not create any contractual or legal rights or guarantees by issuing these policies.

INTRODUCTION

The policies in this Code apply to all of the directors, officers and other employees of Delhaize Group and all its subsidiaries (referred to in this Code as the company or Delhaize Group) worldwide. Officers and other employees of the company are referred to in this Code collectively as associates. For certain groups of associates, the principles contained in this Code may be incorporated into a local statement of Delhaize Group policies, guidelines, work rules or related procedures.

The Code is not intended to conflict with any local law applicable in the country where you work. If a local law conflicts with a policy in this Code, you must comply with the law. However, if a local custom or practice conflicts with a policy in this Code, you must comply with the Code. Any such conflicts should be reported to the Office of the General Counsel.

The Code is not intended to cover all Delhaize Group policies or all applicable laws. Delhaize Group may, within your business, region or country, have policies and practices that require more of you than is required by this Code, and the same may be true of local law; in all of those instances, you must follow the stricter policy, practice, or law. Think of this Code as a minimum requirement, which must always be followed. If the applicable law conflicts with the Code but could permit different alternatives, you must choose the one most closely aligned with the Code requirement. If in doubt, contact your local management or the Office of the General Counsel.

WORK ENVIRONMENT

Article 1.	Respect for the Individual

All associates want and deserve a workplace where they feel respected and appreciated. Our policies are designed to ensure that associates are treated fairly and with respect, and that associates treat others with that same respect. Delhaize Group aims to provide challenging, meaningful, and rewarding opportunities for personal and professional growth to all associates without regard to gender, race, ethnicity, religion, sexual orientation, age, pregnancy, national origin, veteran or marital status, disability, or any other legally protected status. This policy applies to all phases of the employment relationship, including promotions, demotions, transfers, layoffs or terminations, compensation, and selection for training and related programs. All officers and other associates are expected to adhere to applicable laws and company policies relating to equal opportunity and non-discrimination.

Article 2.	Positive Workplace

All associates are expected to conduct themselves in a manner appropriate for their work environment, and are also expected to be sensitive to and respectful of the concerns, values and preferences of others. With this in mind, there are certain behaviors that will not be tolerated. Unwelcome sexual advances, harassment, threats of violence and other inappropriate personal conduct are prohibited. Harassment, including sexual harassment, may take many forms, from overt advances to demeaning comments, jokes, language, and gestures. Sexual harassment may also occur when someone’s inappropriate words, actions, or behavior create a hostile work environment. Associates are expected to cooperate fully in the company’s investigation of complaints. Retaliation against anyone who lodges a complaint or participates in an investigation will not be tolerated.

Article 3.	Health, Safety, and Environment

We are committed to providing a safe and healthy work environment and to supporting environmental stewardship wherever we do business. Associates must understand and comply with the applicable safety, health, environmental, and employment laws and regulations that affect our business activities, as well as related Delhaize Group and local company policies and procedures. We also expect that contractors, suppliers, franchisees, and others who work with us follow applicable laws and regulations. Since environmental, health, and safety laws are complex, subject to frequent changes, and vary from country to country, you should obtain the advice of your local management or a Delhaize Group lawyer whenever there is any doubt as to the lawfulness of any actions or inactions.

RELATIONSHIPS

Article 4.	Conflicts of Interest

The company respects the rights of associates and directors to manage their personal affairs and investments and does not wish to intrude upon their personal lives. At the same time, associates and directors must act in the best interests of the company and avoid situations that present a potential or actual conflict between their personal interests and the interests of the company.

It is not practical to list every activity or interest that might represent a conflict of interest. However, for example, a conflict, or appearance of a conflict, may arise by accepting an inappropriate gift (see “Relationships with the Business Community” below) from a current or potential customer, supplier, franchisee, or competitor; owning a significant financial interest in, or serving in a business capacity with, an outside enterprise that does or wishes to do business with, or is a competitor of, the company; serving as an intermediary for the benefit of a third party in transactions involving the company; using confidential company information or other corporate assets for personal profit; conducting business for another enterprise during our normal working hours; or using company property to conduct business for another enterprise. A conflict can also occur if an associate, a director, or a member of either’s family receives personal benefits as a result of the associate’s or director’s position in the company.

Actions by associates that might involve a conflict of interest, or the appearance of one, should be disclosed in writing to the associate’s local management for review and approval. The disclosure and approval will be filed in the associate’s personnel file. Associates who knowingly fail to disclose conflicts may be subject to discipline, including dismissal.

Article 5.	Relationships with the Business Community

The company strives to maintain a cordial, but professional, relationship with its vendors, suppliers, franchisees, contractors, and other members of the business community. Each associate and director should endeavor to deal fairly with such members of the business community. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing facts. Also, associates must not be influenced by gifts or favors of any kind from other members of the business community. It is Delhaize Group policy to discourage the receipt of gifts either directly or indirectly by associates that may be misconstrued as an attempt to influence business decisions. The company expects each associate to exercise reasonable judgment and discretion in accepting any gratuity or gift offered to the associate in connection with employment at Delhaize Group. If an associate is not certain whether a gift or favor may be accepted, the associate should obtain permission in advance from the associate’s supervisor.

In any case, the company requires that an associate disclose to such associate’s supervisor the receipt of any gifts or favors of any kind from other members of the business community. This does not apply to unsolicited promotional materials of a general advertising nature, such as imprinted pencils, memo pads, and calendars, or other gifts of nominal value in the aggregate as long as the gift:

•	is reasonable and customary, not lavish or extravagant;

•	is accepted without any express or implied understanding that the recipient is in any way obligated; and

•	would not embarrass our company if publicly disclosed.

Presents of a ceremonial nature in keeping with national custom may be permitted as long as what is accepted is not in violation of any applicable law, cannot be construed as a bribe or a payoff, and would not embarrass the company if disclosed publicly.

Article 6.	Relationships with Government Officials

Many countries in which Delhaize Group does business have specific laws on conducting business with government officials. Under such laws, typically, a company (including its shareholders, directors, officers, other associates, and advisors) is prohibited from directly or indirectly offering, promising to pay, or authorizing the payment of money or anything of value to a government official to win or retain business or favorable treatment. The above does not apply to any fees, sometimes referred to as facilitating payments, charged by government or non-government bodies as required by law or for provision of a required service. Each associate and director should endeavor to deal fairly with government officials. None should take unfair advantage of any government official through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing actions. All associates should be familiar with and adhere to these requirements. Any questions should be referred to your local management or the Office of the General Counsel.

Article 7.	Outside Work by Associates

Delhaize Group associates may wish to maintain or take on additional part-time work (including teaching) that does not conflict with their primary duties and obligations to Delhaize Group. The second job must be strictly separated from the associate’s job at Delhaize Group, and the associate must comply with at least the following requirements:

•	Outside work must not be done on company time and must not involve the use of company equipment or supplies.

•	The associate should not attempt to sell products or services from the outside work to Delhaize Group.

•	Performance of the off-duty work must not interfere with or prevent the associate from devoting the time and effort needed to fulfil the associate’s primary duties and obligations as a Delhaize Group associate.

This policy applies whether or not an associate receives compensation (see “Charitable Activities” below) from the outside work. If you are uncertain whether your outside work could represent a conflict of interest, advise your local manager in writing and obtain approval.

Article 8.	Civic and Political Participation

Delhaize Group respects and supports the rights of associates and directors to participate in personal political activities. However, these activities should not be conducted on company time, coercive with respect to other associates or directors, or involve the use of any company resources such as telephones, computers, or supplies. Associates and directors will not be reimbursed for personal political contributions.

The company may sometimes express its views on local and national issues that affect its operations. In such cases, company funds and resources may be used, but only when permitted by law and by our strict company guidelines. The company may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. No associate may make or commit to political contributions on behalf of the company without approval from the Office of the General Counsel.

Article 9.	Charitable Activities

Delhaize Group is committed to maintaining good-will and to being a good civic neighbor. Directors and associates are encouraged to serve on non-profit boards and in other volunteer capacities. However, if a director or associate serves in any capacity with a not-for-profit organization, such person may not represent either the company or the organization in any transactions between them. The provisions of this Code relating to outside work also apply with respect to charitable activities.

Article 10.	Competition Laws

Competition laws (which are also known as antitrust laws in some jurisdictions) are designed to ensure a fair and competitive free market system. While Delhaize Group will compete vigorously in the marketplace, we will comply with the applicable antitrust and competition laws wherever we do business. This means that we will compete on the merits of our service, the prices we charge, and the customer loyalty we earn.

Some of the most serious offenses of competition laws occur between competitors, such as agreements to fix prices or to divide customers, territories, or markets. It is therefore important to avoid discussions with competitors regarding pricing, terms and conditions, costs, marketing or production plans, customers, and any other proprietary or confidential information. Competition laws may also apply in other circumstances, like benchmarking efforts, trade association meetings, or strategic alliances involving competitors. It is likewise important to avoid discussions with suppliers that may amount to indirect price setting through supplier guidance.

Unlawful agreements need not be written or even consist of express commitments. Agreements can be inferred based on “loose talk,” informal discussions, or the mere exchange of certain information. If you believe that a conversation with a competitor enters an inappropriate area, end the conversation at once and report the conversation to the Office of the General Counsel.

COMPANY RESOURCES

Article 11.	Use of Company Information; Confidentiality

Associates and directors may not use for personal benefit or the benefit of any person or entity other than the company proprietary or material non-public information concerning any aspect of the company’s business acquired as a result of his or her relationship with the company. Moreover, such information must not be disclosed to any other person or entity, except as required in the performance of company duties or as expressly authorized by the company.

An associate or a director may be held liable to the company for any benefit gained from improper use of such information or any damages sustained by the company as a result of improper disclosure of such information.

Similarly, you should not use illegitimate means to acquire a competitor’s or supplier’s trade secrets or other confidential information. If you believe that any proprietary or non-public information about our competitors or suppliers has been obtained improperly, you should report the suspected transgression to the Office of the General Counsel and refrain from using such information.

Article 12.	Diversion of Corporate Opportunity

A director or associate may not appropriate for himself or herself or divert to any other person or entity a business or financial opportunity that the director or associate knows, or reasonably should anticipate, that the company may have an interest in pursuing. Directors and associates owe a duty to Delhaize Group to advance Delhaize Group’s legitimate interests when the opportunity to do so arises.

For instance, if you were to become aware of available commercial assets (such as real estate) that you reasonably should know could be used in Delhaize Group’s business, your duty to Delhaize Group requires that you present the opportunity to Delhaize Group for its consideration and obtain its approval before taking any other action with respect to such assets.

Article 13.	Preservation and Proper Use of Company Assets

Each associate and director of the company must comply with all the company procedures to preserve the assets of the company. An associate or director may not knowingly or recklessly create or participate in situations that may harm the reputation of the company. Other than in the normal course of business within an associate’s authorization, such associate may not create financial liability on the part of the company. The assets of the company are to be acquired, used, and disposed of for the benefit of the company and its shareholders and not for the personal enrichment of its associates or directors. No corporate funds or assets may be used for any unlawful purpose. In addition, no associate or director may appropriate or make available to others any company property for a non-company purpose.

Each associate and director must be familiar with the procedures applicable to his or her responsibilities and must ensure they are followed, particularly in connection with the acquisition, use, or disposition of company assets. Company assets include not only physical and tangible items (such as inventory, equipment, vehicles, furnishings, fixtures, funds, supplies, and computer and telephone networks), but also include, subject to applicable law, intangibles (such as ideas, creations, concepts, and inventions that associates develop in execution of their work for the company or data and information that associates have access to as a result of their work responsibilities and, including all electronic information created or stored on any software or computer owned by the company). All rights to property and information generated or obtained as part of an associate’s employment relationship remain the exclusive property of Delhaize Group. Associates in a supervisory role also must require compliance on the part of those whom they supervise.

Article 14.	Trading on Inside Information

Using confidential material information for trading, or tipping others to trade, is both unethical and illegal. In general, material confidential (or inside) information is any information about a company (Delhaize Group, our suppliers, our customers, or our franchisees) that has not reached the general marketplace and is likely to be considered important by investors deciding whether to trade. The term “trade” includes all securities transactions in the open market, and includes transactions in company plans such as the company’s stock option plans. In addition to being prohibited from buying or selling our securities or other publicly-traded securities when you are in possession of material inside information, you are also prohibited from disclosing such information to anyone else (including friends and family members) in order to enable them to trade on the information. It is illegal to give undisclosed material information about the company to anyone, other than in the necessary course of business.

Associates who involve themselves in insider trading (either by personally engaging in trading or by disclosing confidential material information to others) may be subject to immediate dismissal and prosecution.

Delhaize Group’s insider trading policy also prohibits trading by directors, members of the executive management, which consists of the Chief Executive Officer and the other members of the Company’s Executive Committee, and other designated persons during the period that begins the day following the end of each fiscal quarter or year, or an earlier date designated by the Office of the General Counsel, and ends 48 hours after the public release of financial results for that particular fiscal quarter or year. We refer to such periods as a blackout periods and the time between such periods as trading windows. During a trading window, directors and members of the executive management may engage in transactions involving company securities only after obtaining approval from the Office of the General Counsel. All other designated persons may engage in transactions involving company securities during a trading window only after notifying the Office of the General Counsel at least 24 hours in advance of the trade. The pre-approval and notice requirements do not apply with respect to transactions done under a contract, instruction, or plan approved by the Office of the General Counsel that was entered into when the director, member of executive management or other designated person did not possess material non-public information.

Article 15.	Use of E-mail and Internet Services

E-Mail systems and Internet services are provided to help us do our work. Incidental and occasional personal use which does not interfere with work duties or business operations is permitted, but never for personal gain or any improper purpose. Don’t access, send, or download any information that could be insulting or offensive to another person, such as sexually explicit messages, offensive cartoons or jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Also remember that “flooding” our systems with junk mail and trivia hampers the ability of our systems to handle legitimate company business.

Unless prohibited by law, your messages (including voice mail) and computer information are considered company property, and the company reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send a message, or store any information that you would not want to be seen or heard by other individuals.

ACCOUNTING, REPORTING, AND COMPLIANCE

Article 16.	Accounting and Financial Records

It is the policy of Delhaize Group to keep books, records, and accounts that accurately reflect all transactions and to provide an adequate system of internal accounting and controls. We expect you to ensure that those portions of our books, records and accounts for which you have responsibility are valid, complete, accurate, and supported by appropriate documentation in verifiable form.

You should not:

•	Improperly accelerate or defer expenses or revenues to achieve financial results or goals;

•	Maintain any undisclosed or unrecorded funds or “off the book” assets;

•	Establish or maintain improper, misleading, incomplete, or fraudulent accounting documentation or financial reporting;

•	Record revenue for any transaction that has not fully complied with Delhaize Group’s revenue recognition guidelines;

•	Make any payment for purposes other than those described in the documents supporting the payment;

•	Submit or approve any expense report where you know or suspect that any portion of the underlying expenses were not incurred or are not accurate; or

•	Sign any documents believed to be inaccurate or untruthful.

All Delhaize Group associates who exercise supervisory duties over Delhaize Group assets or records are expected to establish and implement appropriate internal controls over all areas of their responsibility. This will help ensure the safeguarding of Delhaize Group’s assets and the accuracy of our financial records and reports. We have adopted various types of internal controls and procedures as required to meet internal needs and applicable laws and regulations. We expect you to follow these controls and procedures to the extent they apply to you, to assure the complete and accurate recording of all transactions.

You must not interfere with or seek to improperly influence (directly or indirectly) the review or auditing of our financial records by our Internal Audit Department, Audit Committee or independent auditors.

If you become aware of any questionable transaction or accounting practice concerning Delhaize Group or our assets, we expect you to report the matter immediately to any of the Office of the General Counsel, the Chairperson of our Audit Committee, or our Vice President of Internal Audit. In addition, we expect you to report all material off-balance-sheet transactions, arrangements, and obligations, contingent or otherwise, and other Delhaize Group relationships with unconsolidated entities or other persons that may have material current or future effects on our financial condition or results of operations to any of the Office of the General Counsel, the Chairperson of our Audit Committee, or our Vice President of Internal Audit.

Article 17.	Disclosures to Investors

It is the policy of Delhaize Group to fully and fairly disclose the financial condition of the company in compliance with applicable accounting principles, laws, rules, and regulations. We are required under law to provide the public with periodic disclosure regarding our business and financial condition. We may provide additional disclosures to the public through our quarterly earnings calls, press releases, shareholder newsletters, and as we otherwise deem necessary or appropriate. All Delhaize Group associates who participate in the preparation or dissemination of these disclosures, or who provide information that they know may be used in the preparation of these disclosures, have a legal and ethical duty to ensure that the content of the disclosures is accurate, complete, and timely.

We have created disclosure controls and procedures that are designed to ensure that all public disclosures are accurate, complete, and timely. We have also created a Disclosure Committee to ensure compliance with the disclosure controls and procedures and to evaluate the effectiveness of those controls and procedures on a regular basis. If you receive a request from someone outside the company for material nonpublic information—for example, seeking guidance about our quarterly results, or asking for confirmation of a rumor—you should not respond. Instead, ask for the person’s name and number and contact a member of the Disclosure Committee. Also, if you become aware that our public disclosures are not accurate, complete, and timely, or become aware of a transaction or development you believe may require disclosure, you should report the matter immediately to a member of the Disclosure Committee. Our Disclosure Committee includes our General Counsel and certain other appointed people.

Article 18.	Records Management

Individual Delhaize Group business units have policies relevant to retention of company records, which are generally based on specific statutory and regulatory requirements. Records should be retained in accordance with the policies. The retention requirements apply to all company documents, including electronic records. You are prohibited from destroying any records that are potentially relevant to a violation of law or any litigation or any pending, threatened or foreseeable government investigation or proceeding.

Article 19.	Compliance with Laws, Rules, and Regulations

The business and activities of the company are subject to many laws, rules, and regulations in the various countries in which it operates. The policy of the company has been, and will continue to be, to comply with all applicable laws in the conduct of its business. Each associate and director, while acting on behalf of the company, must comply with all applicable laws. No associate or director may take or permit to be taken any action that he or she knows or reasonably should know violates any applicable law. In addition, no associate or director may fail to take, or permit others to fail to take, any action that the associate or director knows or reasonably should know should be taken to comply with any applicable law.

ADMINISTRATION OF THE CODE

Article 20.	Role of Supervisors and Officers

Supervisors and officers have important roles under this Code and are expected to demonstrate their personal commitment to this Code by fostering a workplace environment that promotes compliance with the Code and by ensuring that associates under their supervision are familiar with the Code and participate, as appropriate, in compliance training programs offered by Delhaize Group.

Article 21.	Investigations; Disciplinary Action

Delhaize Group will initiate a prompt investigation following any credible indication that a breach of law or this Code may have occurred. The company will also initiate appropriate corrective action as deemed necessary, which may include notifying appropriate authorities.

If you violate any provision of this Code, you may be subject to disciplinary action, including discharge to the extent permitted by applicable law. Please be aware that Delhaize Group may seek civil remedies from you, and if your violation results in monetary loss to the company, you may be required to reimburse the company for that loss. If you are involved in a violation, the fact that you reported the violation, together with the degree of cooperation displayed by you and whether the violation is intentional or unintentional, will be given consideration in the company’s investigation and any resulting disciplinary action.

Article 22.	No Retaliation

Delhaize Group will not retaliate against anyone who, in good faith, notifies us of a possible violation of law or this Code, nor will the company tolerate any harassment or intimidation of any associate who reports a suspected violation or participates in an investigation of a suspected violation. In addition, there are “whistleblower” laws in certain jurisdictions that are designed to protect associates from discrimination or harassment for providing information to us or governmental authorities, under certain circumstances, with respect to certain legal requirements such as those governing workplace safety, the environment, securities fraud, and fraud against shareholders.

Article 23.	Approvals and Waivers

Approvals required under this Code should be documented. Any request for a waiver of this Code must be submitted in writing to the Office of the General Counsel, which has authority to decide whether to grant a waiver. However, a waiver of any provision of this Code for a director or an executive officer of Delhaize Group must be approved by our Board of Directors or its designated committee and will be promptly disclosed to the extent required by applicable law.

ASKING FOR HELP OR CLARIFICATION; REPORTING CONCERNS

Every director and associate has a responsibility to adhere to this Code and to report to the company any suspected violations. If you have a question or concern, your most immediate resource is your supervisor or manager. He or she may have the information you need, or may be able to refer the matter to an appropriate source.

You may also contact any manager in the company with whom you feel comfortable or the Office of the General Counsel.

Locally Within Your Banner	Office of the General Counsel

• Your supervisor or manager • Other manager with whom you feel comfortable	Corporate Support Office Square Marie Curie 40 1070 Brussels Belgium Telephone: +32 2 412 21 17 or +1 704-633-8250, ext. 2175

In addition to contacting any of the persons listed above, you may report concerns regarding questionable accounting, internal financial controls (including internal accounting controls) and auditing matters to the following persons:

Audit Committee Chairperson	Vice President of Internal Audit

Telephone: +1 781-383-8836 E-mail: MurrayRJ2@comcast.net	P.O. Box 1330 2110 Executive Drive Salisbury, North Carolina 28145-1330 U.S.A. Telephone: +1 704-633-8250, ext. 2951
Audit Committee Department Corporate Support Office Square Marie Curie 40 1070 Brussels Belgium Telephone: +32 2 412 84 19

Delhaize Group may from time to time publish on its Web site (http://www.delhaizegroup.com) updated telephone numbers and addresses for the contacts listed above.

Exhibit G

Related Party Transactions Policy

A.	Introduction

It is the policy of Delhaize Group, a public limited liability company (société anonyme / naamloze vennootschap) organized under the laws of the Kingdom of Belgium (the “Company”), that related party transactions shall be conducted at arm’s length, with any consideration paid or received by the Company or any of its subsidiaries in connection with any such transaction on terms no less favorable than terms available to an unaffiliated third party under the same or similar circumstances. The purpose of this Delhaize Group Related Party Transactions Policy (this “Policy”) is to set forth the procedures by which the Company or any of its subsidiaries may enter into a related party transaction.

B.	Application of this Policy

This Policy applies to the Company’s directors and the Company’s executive management. The Company’s executive management consists of the members of the Company’s Executive Committee, each of whom is referred to in this Policy as an “Executive Manager”. Related party transactions constitute a “conflict of interest” within the meaning of the Company’s Code of Business Conduct and Ethics (the “Code of Ethics”). This Policy sets forth specific procedures applicable to related party transactions with respect to the persons to which this Policy applies. As between this Policy and the conflicts of interest policy in the Code of Ethics, with respect to the subject matter and persons to which this Policy applies, directly or indirectly, this Policy controls.

This Policy is not intended to conflict with any applicable law, including any provisions of the Belgian Company Code on conflicts of interest. If an applicable law conflicts with this Policy or contains more stringent requirements, the Company and the interested director or Executive Manager shall comply with the law.

Associates who are not subject to this Policy are reminded that they remain subject to the conflicts of interest policy set forth in the Company’s Code of Ethics. Actions by such associates that might involve a conflict of interest, or the appearance of one, should be disclosed in writing to the associate’s local management for appropriate review and approval.

C.	Review and Approval Procedures

It is the responsibility of each of our directors and Executive Managers, whether or not involved in a proposed related party transaction, to promptly notify our General Counsel of such proposed related party transaction as soon as such director or Executive Manager becomes aware of it. It is the responsibility of the individual director or Executive Manager involved in a proposed related party transaction to inform the General Counsel and obtain approval prior to entry into the related party transaction. Notice of any related party transaction in which the General Counsel is involved should be sent to the Chairman of the Board of Directors (the “Board”).

Any proposed related party transaction, or series of similar transactions involving the same related party, in which the amount involved is at least 50,000 euro, must be pre-approved by the disinterested members of the Company’s Board. Any proposed related party transaction, or series of similar transactions involving the same related party, in which the amount involved is less than 50,000 euro, is subject to the conflicts of interest policy set forth in the Company’s Code of Ethics.

D.	Identification of Related Party Transactions

For purposes of this Policy, a “related party transaction” is a transaction between the Company or any of its subsidiaries and: (a) any director of the Company, (b) any Executive Manager of the Company, (c) any Close Member of the family of any director or Executive Manager, (d) any enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (a) through (c) or over which such a person is able to exercise Significant Influence, including enterprises owned by directors or Executive Managers of the Company and enterprises that have a member of executive management in common with the Company. “Close Members” of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company, including an individual’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and brothers and sisters-in-law. “Significant Influence” over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.

E.	Disclosure; Policy Review and Assessment

To the extent required under applicable law, the Company shall report a related party transaction. The Audit Committee shall review and reassess the adequacy of this Policy no less often than annually and recommend any proposed changes to the Board for approval.

Annex 6 to Exhibit 99.2

40				1	EUR
No.	Date of the deposition	No.	PP.	B.	D.	C 1.

ANNUAL ACCOUNT IN EURO

NAME: DELHAIZE GROUP

Legal form: Public limited company

Address: Rue Osseghem	Nr.: 53	Box:

Postal Code: 1080	Municipality: Brussel 8

Register of Legal Persons (RLP) - Office of the commercial court at: Bruxelles

Internet address (*): http://www.delhaize.be

Company number: 0402.206.045

DATE 23/08/2005 of the deposition of the partnership deed OR of the most recent document mentioning the date of publication of the partnership deed and the act changing the articles of association.

ANNUAL ACCOUNT approved by the General Meeting of	24/05/2006

concerning the financial year covering the period from	01/01/2005	till	31/12/2005

Previous period from	01/01/2004	till	31/12/2004

The amounts of the preceding financial year are identical to those which have been previously published: yes / no **

COMPLETE LIST WITH name, first name, profession, residence-address (address, number, postal code, municipality) and position with the enterprise, OF DIRECTORS, MANAGERS AND AUDITORS

DELOITTE REVISEUR D’ENTREPRISE SC sfd SCRL BE 0429.053.863

AVENUE LOUISE 240, 1050 Brussel 5, Belgium

Mandate: 26/05/2005 - 22/05/2008

Represented by:

MAYAERT Philip (IRE F 1783)

Avenue Louise 240, 1050 Brussel 5, Belgium

BECKERS Pierre-Olivier

Rue de Sumatra 24, 1180 Brussel 18, Belgium

Title: Delegated director

Mandate: 25/05/2003 - 25/05/2006

(Continued on p. C 1bis)

Enclosed to these annual accounts:	- the management report **
- the report of the commissioners **

Total number of pages deposited: 33                                Number of the pages of the standard form not deposited for not being of service: 11

Signature	Signature
(name and position)	(name and position)
Boyce Craig OWENS	Pierre Olivier BECKERS
GROUP EXECUTIVE VICE-PRESIDENT	ADMINISTRATEUR DELEGUE

*	Optional statement.

**	Delete where appropriate.

No.	0402.206.045	C 1bis.

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continuation of C 1.)

SMITS Didier

Rue Champ Binette 8, 1380 Lasne, Belgium

Title: Director

Mandate: 25/05/2003 - 25/05/2006

MURRAY Robert J.

Burroughs Wharf 40 Battery Street 110, MA02109 Boston, United States of America

Title: Director

Mandate: 27/05/2004 - 24/05/2007

GOBLET d’AVIELLA Richard

Rue du Village 5, 1490 Court-Saint-Etienne, Belgium

Title: Director

Mandate: 27/05/2004 - 24/05/2007

(Continued on page C. 25.)

•	The managing board declares that the assignment neither regarding auditing nor adjusting has been given to a person who was not authorised by law pursuant to art. 34 and 37 of the Law of 22nd April 1999 concerning the auditing and tax professions.

•	Have the annual accounts been audited or adjusted by an external accountant or auditor who is not an statutory auditor?

YES / NO 1

If YES, mention here after: name, first names, profession, residence-address of each external accountant or auditor, the number of membership with the professional Institute ad hoc and the nature of this engagement (A. Bookkeeping of the undertaking ; 2 B. Preparing the annual accounts2; C. Auditing the annual accounts; D. Adjusting the annual accounts).

•	If the assignment mentioned either under A (Bookkeeping of the undertaking) or B (Preparing the annual accounts) is performed by authorised accountants or authorised accountants-tax consultants, information will be given on: name, first names, profession and residence-address of each authorised accountant or accountant-tax consultant, his number of membership with the Professional Institute of Accountants and Tax consultants and the nature of this engagement (A. Bookkeeping of the undertaking; B. Preparing the annual accounts).

Name, first name, profession, residence-address	Number of membership	Nature of the engagement (A, B, C and/or D)

[1]	Delete where appropriate.

[2]	Optional disclosure.

No.	0402.206.045	C 2.

	Codes	Period	Previous period

1. BALANCE SHEET

ASSETS

FIXED ASSETS	20/28	4.421.479.186	4.315.172.162

I. Formation expenses (note I)	20	3.524.663	4.578.392

II. Intangible assets (note II)	21	12.369.560	5.208.304

III. Tangible assets (note III)	22/27	356.385.299	310.655.129

A. Land and buildings	22	167.183.686	141.382.828
B. Plant, machinery and equipment	23	78.838.994	76.395.080
C. Furniture and vehicles	24	20.933.787	15.197.601
D. Leasing and other similar rights	25	14.811.515	15.874.128
E. Other tangible assets	26	63.578.197	52.541.503
F. Assets under construction and advance payments made	27	11.039.120	9.263.989
IV. Financial assets (notes IV and V)	28	4.049.199.664	3.994.730.337

A. Affiliated enterprises	280/1	4.048.905.071	3.994.439.350
1. Participating interests	280	4.048.905.071	3.994.439.350
2. Amounts receivable	281
B. Other enterprises linked by participating interests	282/3
1. Participating interests	282
2. Amounts receivable	283
C. Other financial assets	284/8	294.593	290.987
1. Shares	284	121.451	121.451
2. Amounts receivable and cash guarantees	285/8	173.142	169.536

CURRENT ASSETS	29/58	724.852.907	658.072.003

V. Amounts receivable after more than one year	29
A. Trade debtors	290
B. Other amounts receivable	291
VI. Stocks and contracts in progress	3	236.134.006	239.269.162

A. Stocks	30/36	236.134.006	239.269.162
1. Raw materials and consumables	30/31	3.371.640	3.459.038
2. Work in progress	32
3. Finished goods	33
4. Goods purchased for resale	34	219.623.066	221.267.282
5. Immovable property acquired or constructed for resale	35
6. Advance payments	36	13.139.300	14.542.842
B. Contracts in progress	37
VII. Amounts receivable within one year	40/41	399.665.472	351.063.124

A. Trade debtors	40	351.792.374	332.234.193
B. Other amounts receivable	41	47.873.098	18.828.931
VIII. Investments (notes V and VI)	50/53	22.518.070	15.084.973

A. Own shares	50	22.518.070	15.084.973
B. Other investments and deposits	51/53
IX. Cash at bank and in hand	54/58	56.838.319	43.308.315

X. Deferred charges and accrued income (note VII)	490/1	9.697.040	9.346.429

TOTAL ASSETS	20/58	5.146.332.093	4.973.244.165

No.	0402.206.045	C 3.

		Codes	Period	Previous period

LIABILITIES

EQUITY		10/15	2.871.644.452	2.849.952.274

I. Capital (note VIII)		10	47.352.531	46.834.281

A. Issued capital		100	47.352.531	46.834.281
B. Uncalled capital	(-)	101	( )	( )
II. Share premium account		11	2.374.920.005	2.320.926.617

III. Revaluation surplus		12	10.257.780	10.609.949

IV. Reserves		13	423.204.874	422.471.788

A. Legal reserve		130	4.735.253	4.683.428
B. Unavailable reserves		131	356.750.203	356.750.202
1. In respect of own shares held		1310	22.518.070	15.084.973
2. Other		1311	334.232.133	341.665.229
C. Untaxed reserves		132	44.499.789	44.170.698
D. Available reserves		133	17.219.629	16.867.460
V. Accumulated profits		140	15.909.262	49.109.639

Accumulated losses		141	( )	( )

VI. Investment grants		15

PROVISIONS AND DEFERRED TAXES		16	8.442.463	7.253.112

VII. A. Provisions for liabilities and charges		160/5	7.886.316	6.866.421

1. Pensions and similar obligations		160	5.208.835	4.118.637
2. Taxation		161
3. Major repairs and maintenance		162
4. Other liabilities and charges (note IX)		163/5	2.677.481	2.747.784
B. Deferred taxes		168	556.147	386.691

AMOUNTS PAYABLE		17/49	2.266.245.178	2.116.038.779

VIII. Amounts payable after more than one year (note X)		17	1.288.370.264	1.154.072.796

A. Financial debts		170/4	698.524.102	662.261.993
1. Subordinated loans		170
2. Unsubordinated debentures		171	499.546.501	461.805.127
3. Leasing and other similar obligations		172	18.977.601	20.456.866
4. Credit institutions		173
5. Other loans		174	180.000.000	180.000.000
B. Trade debts		175
1. Suppliers		1750
2. Bills of exchange payable		1751
C. Advances received on contracts in progress		176
D. Other amounts payable		178/9	589.846.162	491.810.803
IX. Amounts payable within one year (note X)		42/48	949.023.430	940.954.879

A. Current portion of amounts payable after more than one year falling due within one year		42	71.366.114	43.339.347
B. Financial debts		43	2.225.402	61.170.800
1. Credit institutions		430/8	2.225.402	352.064
2. Other loans		439		60.818.736
C. Trade debts		44	623.234.586	596.137.836
1. Suppliers		440/4	623.234.586	596.137.836
2. Bills of exchange payable		441
D. Advances received on orders in hand		46
E. Taxes, remuneration and social security		45	126.324.552	123.512.016
1. Taxes		450/3	19.663.948	17.252.470
2. Remuneration and social security		454/9	106.660.604	106.259.546
F. Other amounts payable		47/48	125.872.776	116.794.880
X. Accrued charges and deferred income (note XI)		492/3	28.851.484	21.011.104

TOTAL LIABILITIES		10/49	5.146.332.093	4.973.244.165

No.	0402.206.045	C 4.

		Codes	Period	Previous period

2. INCOME STATEMENT (presentation in vertical form)

I. Operating income		70/74	3.857.480.710	3.905.635.811

A. Turnover (note XII, A)		70	3.801.975.872	3.857.543.631
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress		71
C. Produced fixed assets		72
D. Other operating income (note XII, B)		74	55.504.838	48.092.180
II. Operating charges	(-)	60/64	3.740.072.854	3.758.834.240

A. Raw materials, consumables		60	2.884.288.643	2.964.613.815
1. Purchases		600/8	2.882.557.029	2.959.870.574
2. Increase (-); Decrease (+) in stocks		609	1.731.614	4.743.241
B. Services and other goods		61	273.932.398	238.742.864
C. Remuneration, social security costs and pensions (note XII, C2)		62	513.310.926	492.394.801
D. Depreciation of and amounts written off formation expenses, intangible and tangible fixed assets		630	61.766.414	55.901.143
E. Increase (+); Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)		631/4	(929.763)	1.139.985
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)		635/7	1.019.896	434.606
G. Other operating charges (note XII, F)		640/8	6.684.340	5.607.026
H. Operation charges carried to assets as restructuring costs	(-)	649	( )	( )
III. Operating profit	(+)	70/64	117.407.856	146.801.571

Operating loss	(-)	64/70	( )	( )

IV. Financial income		75	64.375.308	47.380.354

A. Income from financial fixed assets		750	60.383.212	43.426.437
B. Income from current assets		751	364.224	117.108
C. Other financial income (note XIII, A)		752/9	3.627.872	3.836.809
V. Financial charges	(-)	65	(76.076.665)	(62.544.377)

A. Debt charges (notes XIII, B and C)		650	63.104.974	62.203.501
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (notes XIII, D)		651	8.909.233	(3.394.699)
C. Other financial charges (notes XIII, E)		652/9	4.062.458	3.735.575

VI. Current profit before taxes	(+)	70/65	105.706.499	131.637.548

Current loss before taxes	(-)	65/70	( )	( )

No.	0402.206.045	C 5.

		Codes	Period	Previous period

2. INCOME STATEMENT (continued) (presentation in vertical form)

VI. Current profit before taxes	(+)	(70/65)	105.706.499	131.637.548

Current loss before taxes	(-)	(65/70)	( )	( )

VII. Extraordinary income		76	548.693	513.910

A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets		760
B. Adjustments to amounts written off financial fixed assets		761		86.267
C. Adjustments to provisions for extraordinary liabilities and charges		762
D. Gain on disposal of fixed assets		763	548.693	427.638
E. Other extraordinary income (note XIV, a)		764/9		5
VIII. Extraordinary charges	(-)	66	(5.269.278)	(10.780.066)

A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets		660
B. Amounts written off financial fixed assets		661	1.404.438	1.517.888
C. Provisions for extraordinary liabilities and charges		662
D. Loss on disposal of fixed assets		663	3.864.840	9.262.178
E. Other extraordinary charges (note XIV, B)		664/8
F. Reorganization costs carried on the assets	(-)	669	( )	( )
IX. Profit for the period before taxes		(70/66	100.985.914	121.371.392

Loss for the period before taxes	(-)	66/70	( )	( )

IXbis. A. Transfer from postponed taxes	(+)	780	15.454	15.214

B. Transfer to postponed taxes	(-)	680	(184.911)	(122.749)

X. Income taxes	(-)(+)	67/77	(19.735.273)	(29.563.313)

A. Income taxes (note XV)	(-)	670/3	(19.962.197)	(29.640.298)
B. Adjustment of income taxes and write-back of tax provisions		77	226.924	76.985
XI. Profit for the period	(+)	70/67	81.081.184	91.700.544

Loss for the period	(-)	67/70	( )	( )

XII. Transfer from untaxed reserve	(+)	789	30.013	29.546

Transfer to untaxed reserve	(-)	689	(359.104)	(238.383)

XIII. Profit to be appropriated	(+)	(70/68)	80.752.093	91.491.707

Loss to be appropriated	(-)	(68/70)	( )	( )

No.	0402.206.045	C 6.

		Codes	Period		Previous period

APPROPRIATIONS AND WITHDRAWINGS

A. Profit to be appropriated		70/69	129.861.732		154.623.726
Loss to be appropriated	(-)	69/70	(	)	(	)
1. Profit for the period available for appropriation		70/68	80.752.093		91.491.707
Loss for the period available for appropriation	(-)	68/70	(	)	(	)
2. Profit to be carried forward		790	49.109.639		63.132.019
Loss to be carried forward	(-)	690	(	)	(	)
B. Transfers from capital and reserves		791/2
1. from capital and share premium account		791
2. from reserves		792
C. Transfers to capital and reserves	(-)	691/2	(51.825)		(52.200)
1. to capital and share premium account		691
2. to legal reserve		6920	51.825		52.200
3. to other reserves		6921
D. Result to be carried forward
1. Profit to be carried forward	(-)	693	(15.909.262)		(49.109.639)
2. Loss to be carried forward		793
E. Owner’s contribution in the loss		794
F. Profit to be distributed	(-)	694/6	(113.900.645)		(105.461.887)
1. Dividends		694	113.900.645		105.461.887
2. Directors or managers’ entitlements		695
3. Other allocations		696

3.     EXPLANATORY DISCLOSURES

			Codes	Amounts
	1. STATEMENT OF FORMATION EXPENSES (heading 20 of assets)
	Net book value at the end of the preceding period		8001	4.578.392
	Movements of the period:
	• New expenses incurred		8002
	• Depreciation	(-)	8003	(1.053.729)
	• Other	(+)(-)	8004

	Net book value at the end of the period		8005	3.524.663

Detailing:	• Expenses of formation or capital increase, loan issue expenses and other formation expenses		200/2	3.524.663
	• Restructuring costs		204

No.	0402.206.045	C 7.

II.	STATEMENT OF INTANGIBLE ASSETS (heading 21 of assets)

		Codes	1. Research and development expenses	2. Concessions, patents, licences, a.o.
a) ACQUISITION VALUE
At the end of the previous period		801		3.392.256
Movements during the period:
• Acquisitions, including produced fixed assets		802		5.564.218
• Sales and disposals	(-)	803	( )	( )
• Transfers from one heading to another	(+)(-)	804

At the end of the period		805		8.956.474

c) DEPRECIATION AND AMOUNTS WRITTEN DOWN
At the end of the previous period		806		470.097
Movements during the period:
• Recorded		807		1.104.063
• Written back because surplus	(-)	808	( )	( )
• Acquired from third parties		809
• Cancelled owing to sales and disposals	(-)	810	( )	( )
• Transfers from one heading to another	(+)(-)	811

At the end of the period		812		1.574.160

d) NET BOOK VALUE AT THE END OF THE PERIOD	(a)-(c)	813		7.382.314

		Codes	3. Goodwill	4. Advance payments
a) ACQUISITION VALUE
At the end of the previous period		801	3.713.831
Movements during the period:
• Acquisitions, including produced fixed assets		802	3.564.980
• Sales and disposals	(-)	803	( )	( )
• Transfers from one heading to another	(+)(-)	804

At the end of the period		805	7.278.811

c) DEPRECIATION AND AMOUNTS WRITTEN DOWN
At the end of the previous period		806	1.427.687
Movements during the period:
• Recorded		807	863.878
• Written back because surplus	(-)	808	( )	( )
• Acquired from third parties		809
• Cancelled owing to sales and disposals	(-)	810	( )	( )
• Transfers from one heading to another	(+)(-)	811

At the end of the period		812	2.291.565

d) NET BOOK VALUE AT THE END OF THE PERIOD	(a)-(c)	813	4.987.246

No.	0402.206.045	C 8.

III.	STATEMENT OF TANGIBLE FIXED ASSETS (heading 22/27 of assets)

			Codes	1. Land and buildings (heading 22)		2. Plant, machinery and equipment (heading 23)	3. Furniture and vehicles (heading 24)
	a) ACQUISITION VALUE
	At the end of the previous period		815	225.065.323		363.314.054	45.931.369
	Movements during the period:
	• Acquisitions, including produced fixed assets		816	25.939.090		31.804.620	11.636.346
	• Sales and disposals	(-)	817	(309.867)		(6.455.956)	(1.334.840)
	• Transfers from one heading to another	(+)(-)	818	7.436.576		(1.155)

	At the end of the period		819	258.131.122		388.661.563	56.232.875

	b) REVALUATION SURPLUSES
	At the end of the previous period		820	20.563.085
	Movements during the period:
	• Recorded		821
	• Acquired from third parties		822
	• Cancelled	(-)	823	(	)	( )	(	)
	• Transfers from one heading to another	(+)(-)	824

	At the end of the period		825	20.563.085

	c) DEPRECIATIONS AND AMOUNTS WRITTEN DOWN
	At the end of the previous period		826	104.245.580		286.918.975	30.733.768
	Movements during the period:
	• Recorded		827	7.339.529		29.274.129	5.898.238
	• Written back because surplus	(-)	828	(	)	( )	(	)
	• Acquired from third parties		829
	• Cancelled owing to sales and disposals	(-)	830	(74.560)		(6.370.535)	(1.332.918)
	• Transfers from one heading to another	(+)(-)	831	(28)

	At the end of the period		832	111.510.521		309.822.569	35.299.088

	d) NET BOOK VALUE AT THE END OF THE PERIOD	(a)+(b)-(c)	833	167.183.686		78.838.994	20.933.787

			Codes	4. Leasing and other similar rights (heading 25)		5. Other tangible assets (heading 26)	6. Assets under construction and advanced payments (heading 27)
	a) ACQUISITION VALUE
	At the end of the previous period		815	52.360.599		161.498.091	9.263.989
	Movements during the period:
	• Acquisitions, including produced fixed assets		816			27.336.895	9.211.702
	• Sales and disposals	(-)	817	(	)	(676.684)	(2.584)
	• Transfers from one heading to another	(+)(-)	818			(1.434)	(7.433.987)

	At the end of the period		819	52.360.599		188.156.868	11.039.120

	b) REVALUATION SURPLUSES
	At the end of the previous period		820
	Movements during the period:
	• Recorded		821
	• Acquired from third parties		822
	• Cancelled	(-)	823	(	)	( )	(	)
	• Transfers from one heading to another	(+)(-)	824
	At the end of the period		825
	c) DEPRECIATIONS AND AMOUNTS WRITTEN DOWN
	At the end of the previous period		826	36.486.471		108.956.588
	Movements during the period:
	• Recorded		827	1.062.612		16.298.739
	• Written back because surplus	(-)	828	(	)	( )	(	)
	• Acquired from third parties		829
	• Cancelled owing to sales and disposals	(-)	830	(	)	(676.684)	(	)
	• Transfers from one heading to another	(+)(-)	831			28

	At the end of the period		832	37.549.083		124.578.671

	d) NET BOOK VALUE AT THE END OF THE PERIOD	(a)+(b)-(c)	833	14.811.516		63.578.197	11.039.120

Whereof:	• Land and buildings		250	14.811.516
	• Plant, machinery and equipment		251
	• Furniture and vehicles		252

No.	0402.206.045	C 9.

IV.	STATEMENT OF FINANCIAL FIXED ASSETS (heading 28 of assets)

		Codes	1. Affiliated enterprises		2. Other enterprises linked by participating interests		3. Other enterprises
			(heading 280)		(heading 282)		(heading 284)
1. Participating interests and shares
a) ACQUISITION VALUE
At the end of the previous period		835	4.002.693.406				121.451
Movements during the period:
• Acquisitions		836	59.067.974
• Sales and disposals	(-)	837	(3.197.816)		(	)	(	)
• Transfers from one heading to another	(+)(-)	838

At the end of the period		839	4.058.563.564				121.451

b) REVALUATION SURPLUSES
At the end of the previous period		840
Movements during the period:
• Recorded		841
• Acquired from third parties		842
• Reversals	(-)	843	(	)	(	)	(	)
• Transfers from one heading to another	(+)(-)	844
At the end of the period		845
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN
At the end of the previous period		846	8.254.056
Movements during the period:
• Recorded		847	1.404.437
• Written back because surplus	(-)	848	(	)	(	)	(	)
• Acquired from third parties		849
• Cancelled owing to sales and disposals	(-)	850	(	)	(	)	(	)
• Transfers from one heading to another	(+)(-)	851

At the end of the period		852	9.658.493

d) UNCALLED AMOUNTS
At the end of the previous period		853
Movements during the period	(+)(-)	854
At the end of the period		855

NET BOOK VALUE AT THE END OF THE PERIOD	(a)+(b)-(c)-(d)	856	4.048.905.071				121.451

			(heading 281)		(heading 283)		(heading 285/8)
2. Amounts receivable
NET BOOK VALUE AT THE END OF THE PRECEDING PERIOD		857					169.535
Movements during the period:
• Additions		858					8.535
• Repayments	(-)	859	(	)	(	)	(4.928)
• Amounts written down	(-)	860	(	)	(	)	(	)
• Amounts written back		861
• Exchange differences	(+)(-)	862
• Other	(+)(-)	863

NET BOOK VALUE AT THE END OF THE PERIOD		864					173.142

ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD		865

No.	0402.206.045	C 10.

V.	A. SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the headings 284 and 51/53 of the assets) in the amount of at least 10% of the capital issued.

	Shares held by			Information from the most recent period for which annual accounts are available
NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	the enterprise (directly)		subsi- diaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)
DELHAIZE THE LION COORDINATION				31/12/2005	EUR	946.467	35.574
PLC
Rue Osseghem 53
1080 Brussel 8
Belgium
BE 0432.195.772 without mention of face value	3596772	100,00

DELHAIZE AMERICA INC				31/12/2005	USD	3.801.402	332.279
Executive Drive 2110
SALISBURY NC
United States of America
** En demande
Share in millions	74778416	80,58	19,42

DELIMMO				31/12/2005	EUR	63.091	1.460
PLC
Rue Osseghem 53
1080 Brussel 8
Belgium
BE without mention of face value	419114	99,99	0,01

DELSHOP				31/12/2005	EUR	5.239	504
PLC
Rue Osseghem 53
1080 Brussel 8
Belgium
BE without mention of face value	29993	99,98	0,02

DELHOME				31/12/2005	EUR	-2.302	-517
PLC
Bld. de l’Humanité 219
1620 Drogenbos
Belgium
BE
	2000	80,00	20,00

(Continued on page C. 26.)

No.	0402.206.045	C 12.

VI.	INVESTMENTS: OTHER INVESTMENTS AND DEPOSITS (heading 51/53 of assets)

		Codes	Period		Previous period
Shares		51
Book value increased with the uncalled amount		8681
Uncalled amount	(-)	8682	(	)	(	)
Fixed income securities		52
issued by credit institutions		8684
Fixed term deposit with credit institutions		53
falling due:
• less or up to one month		8686
• between one month and one year		8687
• over one year		8688
Other investments not yet shown separately		8689

VII. DEFERRED CHARGES AND ACCRUED INCOME
					Period
Allocation of heading 490/1 of assets if the amount is significant.
Prepaid rents 31.12					5.207.460
Deferred overhead costs					3.211.883
Costs to be carried over					632.390
Deferred Eurobond costs					267.635

VIII. STATEMENT OF CAPITAL
		Codes	Amounts		Number of shares
A. CAPITAL
1. Issued capital (heading 100 of liabilities)
• At the end of the preceding period		8700	46.834.281		xxxxxxxxxxxxxxxxxxx
• Changes during the period:
shares without mention of face value			518.250		1.036.501

• At the end of the period		8701	47.352.531		xxxxxxxxxxxxxxxxxxx

2. Structure of the capital
2.1. Different categories of shares
Shares without mention of face value			47.352.531		94.705.062
2.2. Registered shares or bearer shares
Registered		8702	xxxxxxxxxxxxxxxxxxx		4.816.464
Bearer		8703	xxxxxxxxxxxxxxxxxxx		89.888.598

No.	0402.206.045	C 13.

VIII.	STATEMENT OF CAPITAL (continued)

		Codes	1. Uncalled capital (heading 101)	2. Capital called, but not paid
B.	CAPITAL NOT PAID
	Shareholders having yet to pay up in full

	TOTAL	871

			1. Amount of capital held	2. Number of shares held
C.	OWN SHARES held by:
	• the company itself	872	223.600	447.200
	• its subsidiaries	873	74.193	148.386
D.	COMMITMENTS TO ISSUE SHARES
	1. Following the exercising of CONVERSION RIGHTS
	• Amount of outstanding convertible loans	8740	300.000.000
	• Amount of capital to be subscribed	8741	2.631.579
	• Corresponding maximum number of shares to be issued	8742		5.263.158
	2. Following the exercising of SUBSCRIPTION RIGHTS
	• Number of outstanding subscription rights	8745		4.978.804
	• Amount of capital to be subscribed	8746	2.489.402
	• Corresponding maximum number of shares to be issued	8747		4.978.804

E.	AUTHORIZED CAPITAL, NOT ISSUED	8751	39.262.649

			1. Number of shares	2. Number of voting rights attached thereto
F.	SHARES ISSUED, NOT REPRESENTING CAPITAL	876
	Whereof: • held by the company itself	877
	• held by its subsidiaries	878

G.	STRUCTURE OF SHAREHOLDINGS OF THE ENTERPRISE AS AT THE ANNUAL BALANCING OF THE BOOKS, as it appears from the statement received by the enterprise:

(Continued on page C. 29.)

IX.	PROVISIONS FOR OTHER LIABILITIES AND CHARGES
		Period
	Allocation of heading 163/5 of liabilities if the amount is considerable.
	Provision for identified charges	2.677.481

No.	0402.206.045	C 14.

X.	STATEMENT OF AMOUNTS PAYABLE

		AMOUNTS PAYABLE CURRENT POSITION
A. ANALYSIS BY CURRENT PORTIONS OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR	Codes	1. not more than one year (heading 42)	2. between one and five years	3. over five years
			(heading 17)
Financial debts	880	1.479.264	509.122.755	189.401.348
1. Subordinated loans	881
2. Unsubordinated debentures	882		499.546.501
3. Leasing and other similar obligations	883	1.479.264	9.576.254	9.401.348
4. Credit institutions	884
5. Other loans	885			180.000.000

Trade debts	886

1. Suppliers	887
2. Bills of exchange payable	888

Advance payments received on contracts in progress	889

Other amounts payable	890	69.886.851	385.625.664	204.220.498

TOTAL	891	71.366.115	894.748.419	393.621.846

		AMOUNTS PAYABLE (OR THE PORTION THEREOF) GUARANTEED BY
B. AMOUNTS PAYABLE (headings 17 and 42/48 of liabilities)	Codes	1. Belgian public authorities	2. Real guarantees given or irrevo- cably promised by the enterprise on its own assets
Financial debts	892
1. Subordinated loans	893

2. Unsubordinated debentures	894
3. Leasing and other similar obligations	895
4. Credit institutions	896
5. Other loans	897

Trade debts	898

1. Suppliers	899
2. Bills of exchange payable	900

Advance payments received on contracts in progress	901

Taxes, remuneration and social security	902

1. Taxes	903	xxxxxxxxxxxxxxxxxx
2. Remuneration and social security	904

Other amounts payable	905

TOTAL	906

C. AMOUNTS PAYABLE FOR TAXES, REMUNERATION AND SOCIAL SECURITY	Codes	Period
1. Taxes (heading 450/3 of the liabilities)
a) Expired taxes payable	9072
b) Non expired taxes payable	9073	19.663.834
c) Estimated taxes payable	450	114
2. Remuneration and social security (heading 454/9 of the liabilities)
a) Amount due to the National Office of Social Security	9076
b) Other amounts payable relating to remuneration and social security	9077	106.660.604

No.	0402.206.045	C 15.

XI.	ACCRUED CHARGES AND DEFERRED INCOME

Period
Allocation of the heading 492/3 of liabilities if the amount is considerable
Accrued rents 31.12	692.312
Accrued interests	22.291.463
Deferred income	1.227.924
Deferred income from rents	1.329.848
(Continued on page C. 30.)

XII.	OPERATING RESULTS

A.	NET TURNOVER (heading 70): Broken down by categories of activity and into geographical markets and given as annexes to the standard form insofar as, taking account of the manner in which the sale or product and the provision of services falling as, taking account of the manner in which the sale or product and the provision of services falling within the enterprises ordinary activities are organized, these categories and markets differ substantially one from another.

		Codes	Period	Previous period
B. OTHER OPERATING INCOME (heading 74)
Whereof: the total amount of subsidies and compensatory amounts obtained from public authorities		740

C1. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER
a) Total number at the closing date		9086	16.302	16.248
b) Average number of employees calculated in full-time equivalents		9087	12.687,0	12.436,0
c) Number of actual worked hours		9088	19.375.167	19.161.879

C2. PERSONNEL COSTS (heading 62)
a) Remuneration and direct social benefits		620	395.973.779	380.106.122
b) Employers’ social security contributions		621	93.253.824	88.494.506
c) Employers’ premiums for extra statutory insurance		622	8.654.745	9.966.674
d) Other personnel costs		623	14.420.597	12.958.623
e) Pensions		624	1.007.981	868.876

C3. PROVISIONS FOR PENSIONS (included in heading 635/7)
Increase (+); decrease (-)		635	1.090.198	(68.199)

D. AMOUNTS WRITTEN OFF (heading 631/4)
1. Stocks and contracts in progress
• recorded		9110
• written back	(-)	9111	( )	(	)
2. Trade debtors
• recorded		9112		1.139.985
• written back	(-)	9113	(929.763)	(	)

E. PROVISIONS FOR RISKS AND CHARGES (heading 635/7)
Additions		9115	1.953.686	1.290.263
Uses and write-back	(-)	9116	(933.790)	(855.657)

F. OTHER OPERATING CHARGES (heading 640/8)
Taxes related to operation		640	5.895.294	5.607.026
Other charges		641/8	789.046

G. HIRED TEMPORY STAFF AND PERSONS PLACED AT THE ENTERPRISE’S DISPOSAL
1. Total number at the closing date		9096	154	51
2. Average number calculated as full-time equivalents (FTE)		9097	77,3	66,7
Number of actual worked hours		9098	140.710	121.335
Charges to the enterprise		617	3.316.177	2.603.995

No.	0402.206.045	C 16.

XIII.	FINANCIAL RESULTS

		Codes	Period		Previous period
A.	OTHER FINANCIAL INCOME (heading 752/9)
	Amount of subsidies granted by public authorities, credited to income for the period:
	• capital subsidies	9125
	• interest subsidies	9126
	Allocation of other financial income classified under this heading, if considerable
	Financial discount from suppliers		2.812.111		3.330.712
	Gain on foreign expenses		622.676		272.538
	(Continued on page C. 31.)
B.	AMOUNTS WRITTEN OFF LOAN ISSUE EXPENSES AND REPAYMENT PREMIUMS	6501	1.053.729		802.869
C.	INTERESTS RECORDED AS ASSETS	6503
D.	VALUE ADJUSTMENTS TO CURRENT ASSETS (heading 651)
	Appropriations	6510	12.640.314		2.882.365
	Write-backs	6511	(3.731.081)		(6.277.064)
E.	OTHER FINANCIAL CHARGES (heading 652/9)
	Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	653
	PROVISIONS OF A FINANCIAL NATURE:
	Appropriations	6560
	Uses and write-backs	6561	(	)	(	)
	Allocation of other charges included under this heading, if considerable.

	Costs related to capital raise		298.038		398.952
	Commission on payments of dividends		1.007.486		855.087
	(Continued on page C. 32.)

XIV.	EXTRAORDINARY RESULTS

		Codes	Period
A.	Allocation OTHER EXTRAORDINARY INCOME (heading 764/9) if considerable.
B.	Allocation OTHER EXTRAORDINARY CHARGES (heading 664/8) if considerable.

XV.	INCOME TAXES

A.	ANALYSIS OF HEADING 670/3
	1. Income taxes of the current period	9134	19.898.474
	a. Taxes and withholding taxes due or paid	9135	24.832.353
	b. Excess of income tax prepayments and withholding taxes recorded under assets	9136	(4.933.879)
	c. Estimated additional taxes (included in heading 450/3 of liabilities)	9137

	2. Income taxes on previous periods	9138	63.723
	a. Taxes and withholding taxes due or paid	9139	63.723
	b. Estimated additional taxes (included in heading 450/3 of liabilities) estimated or provided for (included in heading 161 of liabilities)	9140

No.	0402.206.045	C 17.

XV.	INCOME TAXES (continued)

B.	INSOFAR AS INCOME TAXES OF THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES, as stated in the annual accounts AND THE ESTIMATED TAXABLE PROFIT, the main sources for such differences with special mention of timing differences.

Period
Not deductible expenses	5.930.844
Definitively taxed income	(60.334.702)

C.	AN INDICATION OF THE EFFECT OF EXTRAORDINARY RESULTS ON THE AMOUNT OF INCOME TAXES RELATING TO THE CURRENT PERIOD

		Codes	Period
D.	STATUS OF DEFERRED TAXES (to the extent that it is important for the purpose of assessing the financial position of the enterprise)
	1. Deferred taxes representing assets	9141
	• Accumulated tax losses deductible from future taxable profits	9142
	2. Deferred taxes representing liabilities	9144

XVI.	THE TOTAL AMOUNT OF VALUE ADDED TAX AND TAXES BORNE BY THIRD PARTIES

		Codes	Period	Previous period
A.	The total amount of value added tax charged:
	1. to the enterprise (deductible)	9145	368.372.266	370.427.849
	2. by the enterprise	9146	465.450.087	477.329.470
B.	Amounts retained on behalf of third parties for:
	1. payroll withholding taxes	9147	87.629.070	82.179.998
	2. withholding taxes on investment income	9148	20.809.396	18.774.786

XVII.	RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET

	Codes	Period
Personal guarantees provided or irrevocably promised by the enterprise, as security for debts and commitments of third parties	9149	289.200.189
Whereof:
• Bills of exchange in circulation endorsed by the enterprise	9150
• Bills of exchange in circulation drawn or guaranteed by the enterprise	9151
• Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	9153	289.200.189

No.	0402.206.045	C 18.

XVII.	RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET (continued)

	Codes	Period
		As a security of debts and commitments
		1. From the enterprise	2. From third parties
Real guarantees, given or irrevocably promised by the enterprise on its own assets
Mortgages:
• book value of the immovable properties mortgaged	916	3.229.050
• amount of registration	917	3.112.799
Pledges on goodwill:
• amount of the registration	918
Pledges (including property reserce) of other assets:
• book value of assets so pledged	919
Guarantees on future assets:
• amount of assets concerned	920

	Codes	Period
Goods and values, not disclosed in the balance sheet, held by third parties in their own name but at risk to and for the benefit of the enterprise:
Substantial commitments to acquire fixed assets
Substantial commitments to dispose fixed assets
Forward transactions:
• Goods purchased (to be received)	9213
• Goods sold (to be delivered)	9214
• Currencies purchased (to be received)	9215
• Currencies sold (to be delivered)	9216

Information relating to technical guarantees, in respect of sales or services

Information concerning important litigation and other commitments not mentioned above

(Continued on page C. 33.)

No.	0402.206.045	C 19.

XVII.	RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET (continued)

If there is a supplementary retirement or survivors’ pension plan in favour of the personnel or the executives of the enterprise, a brief description of such plan and of the measures taken by the enterprise to cover the resulting charges.

A group insurance policy was subscribed for staff members fulfilling the conditions to subscribe to this policy

	Code	Period
Pensions funded by the enterprise:

• amount of its commitments resulting from past services	9220

• methods of estimation

XVIII.	RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS:
see p. C 20.

XIX.	FINANCIAL RELATIONSHIPS WITH

A.	DIRECTORS AND MANAGERS

B.	INDIVIDUALS OR BODIES CORPORATE WHO CONTROL THE ENTERPRISE WITHOUT BEING ASSOCIATED THEREWITH OR OTHER ENTERPRISES CONTROLLED BY THESE PERSONS

C.	OTHER ENTERPRISES CONTROLLED BY THE SUB B. MENTIONED PERSONS WITHOUT BEING ASSOCIATED THEREWITH

	Codes	Period
1. Conditions on amounts receivable from these persons	9500
2. Guarantees provided in their favour	9501
3. Other significant commitments undertaken in their favour	9502

Main conditions concerning the headings 9500, 9501 and 9502.

	Codes	Period
4. Amount of remuneration and pensions, included in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single of a single indentifiable person:

• to the directors and managers	9503	743.077

• to the former directors and former managers	9504

XX.	DERIVATES NOT MEASURED AT FAIR VALUE

In this case an estimate of the fair value of financial derivates not measured at fair value with indication about the nature and the volume of the instruments.

Amounts

No.	0402.206.045	C 20.

XVIII.	RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

		Codes	1. AFFILIATED ENTERPRISES	Previous period	2. ENTERPRISES LINKED BY PARTICIPATING INTERESTS
			Period		Period	Previous period
1.	FINANCIAL FIXED ASSETS	925	4.048.	3.994.439.350
	Investments	926	4.048.905.071	3.994.439.350
	Amounts receivable:
	subordinated	927
	others	928

2.	AMOUNTS RECEIVABLE	929	66.226.994	29.878.459
	After one year	930
	Within one year	931	66.226.994	29.878.459

3.	CURRENT INVESTMENTS	932
	Shares	933
	Amounts receivable	934

4.	AMOUNTS PAYABLE	935	859.610.859	805.831.385
	After one year	936	787.665.582	691.098.110
	Within one year	937	71.945.277	114.733.275

		Codes	AFFILIATED ENTERPRISES
			Period	Previous period
5.	• PERSONAL GUARANTEES, provided or irrevocably promised by the enterprise, as security for debts or commitments of affiliated enterprises	9381	289.200.189	279.584.999

	• PERSONAL GUARANTEES, provided or irrevocably promised by affiliated enterprises as security for debts or commitments of the enterprise	9391

6.	OTHER SUBSTANTIAL FINANCIAL COMMITMENTS	9401

7.	FINANCIAL RESULTS

	From financial fixed assets	9421	60.334.702	43.059.759
	From current assets	9431
	Other financial income	9441
	From interest and debts	9461	42.844.090	45.935.776
	Other financial charges	9471

8.	GAINS AND LOSSES ON DISPOSAL OF FIXED ASSETS

	Obtained capital gains	9481
	Obtained capital losses	9491

No.	0402.206.045	C 21.

INFORMATION RELATING TO CONSOLIDATED ACCOUNTS

A.	Information that must be provided by each company, that is subject to the provision of Company Law on the consolidated annual accounts of enterprises

The enterprise has drawn up publiced a consolidated annual statement of accounts and a management report: yes / no1 has not published a consolidated annual statement of accounts and a management report, since it is exempt for this obligation for the following reason:

a.	The enterprise and its subsidiaries on consolidated basis exceed not more than one of the limits mentioned in art. 16 of Company Law: yes / no1

b.	The enterprise itself is a subsidiary of an enterprise which does prepare and publish consolidated accounts, in which her yearly statement of accounts is included: yes / no1

If yes:

•	Justification of the compliance with all conditions for exemption set out in art. 113 par. 2 and 3 of Company Law:

•	Name, full address of the registered office and, for an enterprise governed by Belgian Law, the company number of the parent company preparing and publishing the consolidated accounts required:

B.	Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary.

•	Name, full address of the registered office and, for an enterprise governed by Belgian Law, the company number of the parent company(ies) and the specification whether the parent company(ies) prepare(s) and publish(es) consolidated annual accounts in which the annual accounts of the enterprise are included[2]:

•	If the parent company(ies) is (are) (an) enterprise(s) governed by foreign law disclose where the consolidated accounts can be obtained[2]:

1	Delete where no appropriate.

2	Where the accounts of the enterprise are consolidated at different levels, the information should be given for the consolidated aggregate at the highest level on the one hand and the lowest level on the other hand of which the enterprise is a subsidiary and for which consolidated accounts are prepared and published.

No.	0402.206.045	C 22.

4.     SOCIAL REPORT

Numbers of joint industrial committees which are competent for the enterprise:	119	202

I.	STATEMENT OF THE PERSONS EMPLOYED

A.	EMPLOYEES RECORDED IN THE STAFF REGISTER

1. During the period and the previous period	Codes	1. Full-time (period)	2. Part-time (period)	3. Total (T) or total of full-time equivalents (FTE) (period)		4. Total (T) or total of full-time equivalents (FTE) (previous period)
Average number of employees	100	7.412,0	8.860,0	12.687,0	(FTE)		(FTE)
Number of hours actually worked	101	10.361.305	9.013.862	19.375.167	(T)		(T)
Personnel costs	102	313.646.737	199.602.711	513.249.448	(T)		(T)
Advantages in addition to wages	103	xxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxx	2.921.208	(T)		(T)

2.	At the closing date of the period	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
a.	Number of employees recorded in the personnel register	105	7.180	9.122	13.575,0
b.	By nature of the employment contract
	Contract for an indefinite period	110	6.794	7.463	12.236,0
	Contract for a definite period	111	330	1.300	1.028,0
	Contract for the execution of a specifically assigned work	112
	Replacement contract	113	56	359	311,0
c.	According to gender
	Male	120	5.067	1.328	5.893,0
	Female	121	2.113	7.794	7.682,0
d.	By professional category
	Management staff	130	512	9	519,0
	Employees	134	5.239	8.570	11.347,0
	Workers	132	1.429	543	1.709,0
	Other	133

B.	HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE ENTERPRISE’S DISPOSAL

During the period	Codes	1. Temporary personnel	2. Persons placed at the disposal of the enterprise
Average number of employees	150	77,3
Number of hours actually worked	151	140.710
Charges of the enterprise	152	3.316.177

No.	0402.206.045	C 23.

II.	TABLE OF PERSONNEL CHANGES DURING THE PERIOD

A.	ENTRIES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
a.	Number of employees recorded on the personnel register during the financial year	205	454	4.309	3.216,0
b.	By nature of the employment contract
	Contract for an indefinite period	210	114	217	221,0
	Contract for a definite period	211	269	3.553	2.555,0
	Contract for the execution of a specially assigned work	212
	Replacement contract	213	71	539	440,0
c.	According to the gender and by level of education
	Male: primary education	220	157	148	199,0
	secondary education	221	204	1.408	1.134,0
	higher education (non-university)	222	9		9,0
	university education	223	16		16,0
	Female: elementary education	230	19	5	22,0
	secondary education	231	34	2.748	1.821,0
	higher education (non-university)	232	5		5,0
	university education	233	10		10,0

B.	DEPARTURES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
a.	The number of employees with a in the staff register listed date of termination of the contract during the period	305	446	4.203	3.162,0
b.	By nature of the employment contract
	Contract for an indefinite period	310	228	415	437,0
	Contract for a definite period	311	153	3.361	2.365,0
	Contract for the execution of a specially assigned work	312
	Replacement contract	313	65	427	360,0
c.	According to the gender and by level of education
	Male: primary education	320	118	142	165,0
	secondary education	321	212	1.353	1.115,0
	higher education (non-university)	322	7		7,0
	university education	323	14		14,0
	Female: elementary education	330	52	15	62,0
	secondary education	331	40	2.693	1.796,0
	higher education (non-university)	332	1		1,0
	university education	333	2		2,0
d.	According to the reason for termination of the employment contract
	Retirement	340	37	52	68,0
	Early retirement	341	38	64	79,0
	Dismissal	342	41	79	97,0
	Other reason	343	330	4.008	2.918,0
	Of which: the number of persons who continue to render services to the enterprise at least half-time on a self-employed basis	350

No.	0402.206.045	C 24.

III.	STATEMENT CONCERNING THE USE OF EMPLOYMENT PROMOTION MEASURES DURING THE FINANCIAL YEAR

		Codes	Number of employees involved		3. Financial advantage
EMPLOYMENT PROMOTION MEASURES			1. Number	2. In full-time equivalents
1.	Measures comprising a financial profit
1.1.	Priority employment plan (in order to encourage the recruitment of job seekers belonging to high-risk groups)	414
1.2.	Half-time early retirement under col. Agreements	411
1.3.	Total career interruption	412
1.4.	Reduction in work duties (part-time career interruption)	413
1.5.	Social Maribel operation	415
1.6.	Structural reduction of the social security contributions	416	16.450	13.690,0	23.096.295
1.7.	Professional transition programme	417
1.8.	Service jobs	418
1.9.	Employment-training agreements	503
1.10.	Apprenticeship contracts	504
1.11.	First job agreement	419	1.375	971,0	815.555
2.	Other measures
2.1.	Youth training	502
2.2.	Successive employment contracts concluded for specific periods	505	922	532,0
2.3.	Early retirement under collective agreements	506	380	380,0
2.4.	Reduction of personal social security contributions to poorly paid employees	507	5.527	4.086,0

Number of employees involved in one or more employment-promotion measures
	• total for current financial year	550	17.585	14.370,0
	• total for the preceding period	560	17.648	14.176,8

IV.	INFORMATION ON TRAINING PROVIDED TO EMPLOYEES DURING THE FINANCIAL YEAR

Total of initiatives of employees training at the expense of the employer		Codes	Male	Codes	Female
1.	Number of employees involved	5801	3.817	5811	3.759
2.	Number of actual training hours	5802	158.172	5812	124.812
3.	Costs for the enterprise	5803	3.431.433	5813	2.314.732

V.	INFORMATION ON THE TRAINING, GUIDANCE OR TUTORSHIP ACTIVITIES PROVIDED FOR UNDER THE LAW OF SEPTEMBER 5TH 2001 AIMING AT IMPROVING THE EMPLOYMENT RATE OF EMPLOYEES

Educational or tutorial activities		Codes	Male	Codes	Female
1.	Number of employees practising these activities	5804		5814
2.	Number of hours spent on these activities	5805		5815
3.	Number of employees attending these activities	5806		5816

*	Financial advantage for the employer with regard to the entitled employee on their replacement

No.	0402.206.045	C 25.

Continuation of the list of DIRECTORS, MANAGERS and AUDITORS (C 1.)

de PRET ROOSE de CALESBERG Arnoud

du Loutrier 65, 1170 Brussel 17, Belgium

Title: Director

Mandate: 26/05/2005 - 22/05/2008

ROPER William

Rosenau Hall Campus Box 7400, 25799 NC, United States of America

Title: Director

Mandate: 23/05/2004 - 24/05/2007

JACOBS Georges

Hagen Kasteel Assel, 1785 Merchtem, Belgium

Title: Director

Mandate: 22/05/2003 - 22/05/2006

de VAUCLEROY Jacques

Potters Walk 4260, GA3034 Atlanta, United States of America

Title: Director

Mandate: 26/05/2005 - 22/05/2008

FARRINGHTON Hugh G.

Foreside Road 335, 04105 Maine, United States of America

Title: Director

Mandate: 26/05/2005 - 22/05/2008

VANSTEENKISTE Luc

Stationstraat 172, 9260 Wichelen, Belgium

Title: Director

Mandate: 26/05/2005 - 22/05/2008

No.	0402.206.045	C 26.

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
						(+) or (-) (in thousands of monetary units)
	Number	%	%
WAMBACQ & PEETERS PLC Relegmsestraat 9 1731 Zellik Belgium BE				31/12/2005	EUR	2.763	148
	6800	85,00	0,00
WINTRUCKS PLC Crockaertstraat 25 1731 Zellik Belgium BE				31/12/2005	EUR	202	6
	1000	20,00	80,00
DELHAIZE THE LION AMERICA INC. East Paces Ferry Road 950 United States of America BE Shares without mention of face value				31/12/2005	USD	2.448	13.023
	40	100,00
ANISERCO PLC Rue Osseghem 53 1080 Brussel 8 Belgium BE				31/12/2005	EUR	6.189	2.607
	112600	72,18	27,82
POINTS PLUS PUNTEN PLC Rue Osseghem 53 1080 Brussel 8 Belgium BE without mention of face value				31/12/2005	EUR	434	205
	249	99,60	0,40

No.	0402.206.045	C 27.

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
						(+) or (-) (in thousands of monetary units)
	Number	%	%
DELHAIZE THE LION PACIFIC Ramkhamhaeng Road 1909 Thailand BE At name				31/12/2005	THB	-62.621	-27.841
	10000	100,00
ATTM CONSULTING & COMMERCIAL Ltd. Themistoclis Dervis Str Cyprus BE				31/12/2005	USD	633	25
	7000	70,00	0,00
NP LION LEASING & CONSULTING Themistoclis Dervis Str. Cyprus BE without mention of face value				31/12/2005	USD		-5
	7000	70,00	0,00
DELHAIZE DEUTSCHLAND GmbH Kapuzinergraben 19 Germany BE without mention of face value				31/12/2005	EUR	7.930	159
	1	100,00
DELHAIZELUXEMBOURG PLC Route d’Olm 6 Luxembourg BE without mention of face value				31/12/2005	EUR	6.830	211
	9999	99,99	0,01

No.	0402.206.045	C 28.

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

	Shares held by			Information from the most recent period for which annual accounts are available
NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
						(+) or (-) (in thousands of monetary units)
	Number	%	%
WTP				31/12/2005	EUR	1.639	1.924
PLC
Rue Osseghem 53
1080 Brussel 8
Belgium
BE
	150	100,00
DISTRI GROUP 21				31/12/2005	EUR	17.779	3.568
PLC
Everdongenlaan 21
2300 Turnhout
Belgium
BE

	3225	99,97	0,03

No.	0402.206.045	C 29.

Continuation of structure of shareholdings of the enterprise as at the annual balancing of the books (C 13.)

The company SOFINAL has declared to be owner of 3,22% of the shares of our company

The company AXA has declared to be owner of 12,55% of the shares of our company

No.	0402.206.045	C 30.

Continuation of allocation of the heading 492/3 of liabilities (C 15.)

Period
Overhead costs accrued as per 31.12	2.264.896

No.	0402.206.045	C 31.

Continuation of other financial incomes (heading 752/9) (C 16.)

	Period	Previous period
Obtained commission	41.913	41.913

No.	0402.206.045	C 32.

Continuation of other financial charges (heading 652/9) (C 16.)

	Period	Previous period
Taxes on shares quoted on the stock exchange	85.979	178.056
Commission on creditcards	1.137.234	1.107.136
Accrued commissions	480.000	553.725

No.	0402.206.045	C 33.

Continuation of information concerning important litigation and other commitments not mentioned above (C 18.)

In April 2004, Delhaize Group SA issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.2 million (the “Convertible bonds”). The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in areas on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price is initially EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares. The net proceeds from the issue of the convertible bond were split between the liability element and an equity component, representing the faire value of the embedded option to convert the liability into equity of the Group. The interest charged for the year is calculated by applying an effective interest rate of 5% to the liability component. The convertible bonds are to be considered as derivative instruments because of their possible conversion into ordinary shares of Delhaize Group SA.

REPORT OF THE BOARD OF DIRECTORS OF DELHAIZE BROTHERS AND Co. “THE LION” (DELHAIZE GROUP) ON FISCAL YEAR 2005

Following the Belgian Company Code and the Company’s Articles of Association, please find below the report on the activities of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (hereinafter referred to as the “Company”, “Delhaize Group”, “the Group”, or “Delhaize Group SA”) for the year ended December 31, 2005. The annual accounts are added in appendix to this report.

A.	COMMENTS ON THE ANNUAL FINANCIAL STATEMENTS

A.1.	COMMENTS ON THE BALANCE SHEET

Establishment costs:

Establishment costs have decreased by EUR 1.1 million due to the amortization of expenses related to the placement during the fiscal year 2004 of convertible bonds.

Intangible and tangible fixed assets:

The increase in intangible fixed assets is mainly due to investments in software and the acquisition of the business of Distra NV and Warenhuizen Troukens-Peeters NV.

The increase in tangible fixed assets is mainly due to investments in store remodelings during the fiscal year as well as the construction of a new distribution center for fresh products in Zellik, partly compensated by depreciation charges.

Financial fixed assets:

The increase in financial fixed assets is mainly due to the combination of:

•	an increase due to the acquisition of the shares of Distri-Group 21 NV and its Belgian supermarket chain Cash Fresh for a total amount of EUR 58.9 million; and

•	a decrease due to the dissolution and subsequent liquidation of its subsidiary Distra NV.

During the year, the Company also recorded write-downs on its financial investment in Warenhuizen Troukens-Peeters NV. To align the carrying value of the investment to its net equity value, the Company has recorded an exceptional charge amounting to EUR 0.9 million.

Inventories:

There were no significant changes in inventories compared to the previous fiscal year.

Short-term receivables:

The increase in trade receivables is primarily due to the reinforcement of the Company’s wholesale activities, amounts to be recovered from suppliers and a decrease of write-downs on receivables compared to the previous year.

The increase in other receivables is mainly due to a credit position on the Company’s account with Delhaize The Lion Coordination Center SA, which presented a debit position at the end of the previous fiscal year.

Short-term investments:

During the fiscal year, the Company acquired treasury shares for a total amount of EUR 7.6 million.

Capital and reserves:

The increase in share capital and share premium is the result of the exercises in 2005 of warrants granted to the management of the Group and its subsidiaries.

1

Financial liabilities:

The increase in financial liabilities is mainly due to the issuance of treasury notes during the fiscal year, to financing drawn from Delhaize The Lion Coordination Center SA related to the acquisition of the shares of Distri-Group 21 NV, and to the increased financing of the Company’s capital expenditures by Delhaize The Lion Coordination Center SA.

Trade creditors:

The increase in trade creditors is related to the increase of the Company’s retail and wholesale activities.

A.2.	COMMENTS ON THE INCOME STATEMENT

Total sales decreased by 1.4%, from EUR 3,857.6 million in 2004 to EUR 3,802.0 million in 2005, mainly due to a slight market share decrease in 2005, combined with a limited decrease of the Company’s affiliated network. The transfer in 2005 of the franchise business Tom&Co to Aniserco SA has also a direct impact on sales. This decrease was partly offset by an extension of the sales network with five company-operated stores (one supermarkets, three City stores and one Di store), bringing the total number of company-operated stores to 229 at the end of 2005.

Operating profit decreased from EUR 146.8 million to EUR 117.4 million due to the sales decrease and higher costs for miscellaneous goods and services (+EUR 35.2 million) and a 4.0% increase in labor cost mainly as a result of statutory labor rate increases. The increase in miscellaneous goods and services is mainly due to higher costs for marketing, transport, rent and other overhead costs.

The net financial result improved mainly due to the fact that Delhaize America declared a significantly higher dividend than the previous year. Contrary to the previous year, Delhaize The Lion Coordination Center did not declare a dividend. Interest charges did not change significantly.

Net earnings amounted to EUR 80.8 million, compared to EUR 91.5 million in 2004. The exceptional charges were mainly due to the dissolution of certain subsidiaries and the related liquidation procedures.

A.3.	APPROPRIATION OF PROFIT FOR FISCAL YEAR 2005

The following breakdown of the available profit of EUR 80.8 million of the Company will be proposed to the Ordinary Shareholders’ Meeting:

1.	EUR 15.9 million to be carried forward;

2.	EUR 0.05 million to be transferred to the legal reserve;

3.	At the Ordinary General Meeting to be held on May 24, 2006, the Board of Directors will propose the payment of a gross dividend of EUR 1.20 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, i.e. March 14, 2006, will therefore amount to EUR 113.9 million. As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new shares, coupon no. 44 attached, between the date of adoption of the annual accounts by the Board of Directors, i.e. March 14, 2006, and the date of their approval by the Ordinary General Meeting of May 24, 2006. The Board of directors will communicate at the Ordinary General Meeting of May 24, 2006, the aggregate number of shares entitled to the 2005 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2005 will be adapted accordingly.

B.	INFORMATION REGARDING THE STATUTORY AUDITOR

At the Ordinary General Meeting of May 26, 2005, the mandate of Deloitte Reviseurs d’Entreprises (formerly known as “Deloitte & Touche”), as Statutory Auditor was renewed for a term of three years, until the Ordinary General Meeting that will be requested to approve the annual accounts relating to the fiscal year 2007. In order to comply with applicable rules on the rotation of the lead partners, the

2

General Meeting of May 26, 2005 replaced the lead partner representing the Statutory Auditor, Mr. James Fulton, by Mr. Philip Maeyaert.

The chart below sets forth the fees of Deloitte Reviseurs d’Entreprises and affiliated companies for services to Delhaize Group SA related to fiscal year 2005.

(in EUR)	2005
a. Statutory audit Delhaize Group SA1	426,650
b. Legal audit of the consolidated financial statements[1]	207,800
Subtotal a, b (fees approved by the shareholders at the Ordinary General Meeting of May 26, 2005)	634,450
c. Reconciliation to US GAAP	80,000
d. Other legally required services	13,285
Subtotal c, d	93,285
e. Consultation and other non-routine audit services	255,111
f. Tax services	10,000
Subtotal e, f	265,111
TOTAL	992,846

(1)	Includes fees for limited audit reviews of quarterly and half-yearly financial information

In 2005, the fees of the Statutory Auditor have been influenced significantly by two legally required projects. First, in compliance with European Union legislation, Delhaize Group is required to report its financial results under International Financial Reporting Standards (IFRS) from 2005 on. Secondly, as a foreign company filing in the U.S., Delhaize Group will be required to meet the certification requirements on the quality and effectiveness of its internal controls for its 2006 year-end report, as set out in Section 404 of the Sarbanes-Oxley Act. Both projects count for a large part of the Statutory Auditor’s fees for the “Statutory Audit of Delhaize Group SA”, the “Legal audit of the consolidated financial statements” and “Accounting consultation and other non-routine audit services” in 2005.

The Audit Committee has monitored the independence of the Statutory Auditor under the Company’s pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.

C.	INFORMATION REGARDING MOVEMENTS IN SHARE CAPITAL

C.1. CAPITAL

As of December 31, 2005, the Company’s share capital amounted to EUR 47,352,531.00, represented by 94,705,062 ordinary shares with no nominal value. At the end of 2004, share capital amounted to EUR 46.834.280,50, represented by 93.668.561 ordinary shares.

3

As of December 31, 2005, the number of outstanding Delhaize Group ordinary shares, including treasury shares, was 94,705,062. The weighted average number of Delhaize Group shares outstanding, excluding treasury shares, was 93,933,653 in 2005.

Recent Capital Increases (in EUR except number or shares)	Capital	Share Premium Account(**)	Number of Shares
Capital on December 31, 2002	46,196,352.00	2,264,224,571.50	92,392,704

Increase in capital on October 3, 2003 (*)	24,224.00	1,325,209.06	48,448
Increase in capital on November 20, 2003 (*)	91,702.50	7,617,941.78	183,406

Capital on December 31, 2003	46,312,278.50	2,273,167,722.34	92,624,557

Increase in capital on February 17, 2004 (*)	56,515.00	4,702,206.82	113,030
Increase in capital on May 19, 2004 (*)	53,965.00	4,666,100,46	107,930
Increase in capital on August 4, 2004 (*)	72,140.00	5,675,963.58	144,280
Increase in capital on September 14, 2004 (*)	85,903.00	7,429,811.56	171,806
Increase in capital on October 5, 2004 (*)	91,777.60	8,680,843.80	183,555
Increase in capital on November 16, 2004 (*)	81,681.00	8,152,862.61	163,162
Increase in capital on November 26, 2004 (*)	80,120.50	8,650,106.33	160,241

Capital on December 31, 2004	46,834,280.50	2,320,926,617.50	93,668,561

Increase in capital on January 17, 2005 (*)	94,370.00	10,796,236.16	188,740
Increase in capital on February 22, 2005 (*)	75,161.00	8,427,419.61	150,322
Increase in capital on May 9, 2005 (*)	77,388.00	8,456,385.46	154,776
Increase in capital on June 10, 2005 (*)	99,802.00	9,584,806.81	199,604
Increase in capital on July 1, 2005 (*)	83,965.50	8,048,685.89	167,931
Increase in capital on August 23, 2005 (*)	87,564.00	3,679,853.42	175,128

Capital on December 31, 2005	47,352,531.00	2,374,920,004.85	94,705,062

(*)	Increase in capital as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan.

(**)	Share premium as recorded in the non-consolidated accounts of Delhaize Group SA, prepared under Belgian GAAP.

C.2.	INCENTIVE PLANS ADOPTED BY THE COMPANY BASED ON DELHAIZE GROUP EQUITY

Delhaize Group offers stock-based incentive plans to certain members of management. For associates of its non-U.S. operating companies, Delhaize Group offers stock option and warrant plans. For associates of its U.S. based companies, the Group offers options, warrants and restricted stock.

Under the warrant plans, the exercise by the associate of a warrant results in the creation of a new share. The stock option plans and the restricted stock plans are based on existing shares. For more information on the Company’s remuneration policy, see Exhibit E of the Company’s Corporate Governance Charter.

Delhaize Group stock options and warrants granted to associates of non-U.S. operating companies are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2005	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2005 Stock option plan	June 2005	181,226	181,226	EUR 48.11	568	Jan. 1, 2009- June 14, 2012

2004 Stock option plan	June 2004	237,906	237,305	EUR 38.74	561	Jan. 1, 2008- June 20, 2011

2003 Stock option plan	June 2003	378,700	375,700	EUR 25.81	514	Jan. 1, 2007 - June 24, 2010

2002 Stock option plan	June 2002	158,300	154,300	EUR 54.30	425	Jan. 1, 2006- June 5, 2012(1)

2001 Stock option plan	June 2001	134,900	126,900	EUR 64.16	491	Jan. 1, 2005 - June 4, 2011(1)

2000 Warrant plan	May 2000	115,000	106,600	EUR 63.10	461	June 2004 - Dec. 2009(1)

1)	In accordance with Belgian law, most of the beneficiaries of the stock option and/or warrant plans agreed to extend the exercise period of their stock options and/or warrants for a term of three years. The very few of the beneficiaries who did not agree to extend the exercise period of their stock options and/or warrants are still bound by the initial expiry dates of the exercise periods of the plans, i.e. June 5, 2009 (under the 2002 stock option plans, June 4, 2008 (under the 2001 stock option plan) and December 2006 (under the 2000 Warrant Plan) respectively.

4

Options and warrants granted to associates of U.S. operating companies under the Delhaize Group 2002 Stock Incentive Plan and the Delhaize America 2000 Stock Incentive Plan are as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2005	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize Group 2002 Stock Incentive plan - warrants	May 2005	1,096,385	1,041,227	USD 60.76	2,862	Exercisable until 2015

	May 2004	1,517,968	1,184,389	USD 46.40	5,449	Exercisable until 2014

	May 2003	2,132,043	1,163,069	USD 23.91	6,301	Exercisable until 2013

	May 2002	3,353,578	1,491,424	USD 13.4- USD 76.87*	5,328	Exercisable until 2012

Delhaize America 2000 Stock Incentive plan - options	Various	700,311	158,752	USD 13.4- USD 93.04*	4,497	Various

*	Weighted average exercise price of USD 46.86 at December 31, 2005.

**	Weighted average exercise price of USD 47.02 at December 31, 2005.

Restricted shares granted to associates of U.S. operating companies under the restricted stock plans is as follows:

Plan	Effective Date of Grants	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2005	Number of Beneficiaries (at the moment of issuance)	Exercise Period
Delhaize America 2002 Restricted Stock Unit Plan	May 2005	145,863	138,511	204	25% of the grant will

	May 2004	179,567	157,639	193	become unrestricted

	May 2003	249,247	155,455	185	each year starting on

	May 2002	120,906	37,348	140	the second anniversary following the date of the grant

Delhaize America 2000 Stock Incentive Plan-restricted ADRs	Various	342,771	6,989	128

C.3. AUTHORIZED CAPITAL

As authorized by the extraordinary General Meeting held on May 23, 2002, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2007, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of EUR 46.2 million corresponding to approximately 92.4 million shares. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the issuance premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

In 2005, Delhaize Group issued 1,036,501 shares of common stock for an amount of EUR 31.4 million, net of issue costs of EUR 0.2 million after tax. At the end of 2005, the Board of Directors had, after several applications of the authorization granted in 2002, a remaining authorization to increase the capital by a maximum of approximately EUR 39.3 million corresponding to approximately 78.5 million shares.

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To the extent permitted by law, the Board of Directors is authorized to increase the share capital after it has received notice of a public takeover bid related to the Company. In such a case, the Board of Directors is especially authorized to limit or suppress the preferential right of the shareholders, even in favor of specific persons. Such authorization is granted to the Board of Directors for a period of three years from the date of the Extraordinary General Meeting of May 26, 2005. It may be renewed under the terms and conditions provided by law.

Authorized Capital - Status (in EUR, except number of shares)	Maximum Number of Shares	Maximum Amount (excl Share Premium)
Authorized capital as approved at the May 23, 2002 General Meeting	92,392,704	46,196,352.00

May 22, 2002 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(3,853,578)	(1,926,789.00)
May 22, 2003 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(2,132,043)	(1,066,021.50)
April 7, 2004 - Issuance of convertible bonds	(5,263,158)	(2,631,579.00)
May 27, 2004 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,517,988)	(758,994.00)
May 26, 2005 - Issuance of warrants under the Delhaize Group 2002 Stock Incentive Plan	(1,100,639)	(550,319.50)

Balance of remaining authorized capital as of December 31, 2005	78,525,298	39,262,649.00

C.4.	ACQUISITION AND TRANSFER OF OWN SHARES

As authorized by the Extraordinary General Meeting held on May 26, 2005, the Board of Directors of Delhaize Group is authorized to purchase Delhaize Group’s ordinary shares, for a period of three years expiring in June 2008, where such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group.

In addition, on May 26, 2005, at an Extraordinary General Meeting, the Company’s shareholders authorized the Board of Directors, in the absence of any threat or serious and imminent damage, to acquire up to 10% of the outstanding shares of the Company at a minimum share price of EUR 1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on Euronext Brussels during the 20 trading days preceding the acquisition. This authorization, which has been granted for 18 months, replaces the one granted in May 2004. Such authorization also relates to the acquisition of shares of the Company by one or several direct subsidiaries of the Company, as defined by legal provisions on acquisition of shares of the Company by subsidiaries.

In May 2004, the Board of Directors approved the repurchase of up to EUR 200 million of the Company’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the stock option plans that Delhaize Group offers to its associates. No time limit has been set for these repurchases.

Delhaize Group SA acquired 155,000 Delhaize Group shares (having a par value of EUR 0.50) in 2005 for an aggregate amount of EUR 7.6 million, representing approximately 0.16% of Delhaize Group share capital. As a consequence, at the end of 2005, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to EUR 190,198,867 subject to and within the limits of an outstanding authorization granted to the Board by the shareholders.

Additionally, in 2005 Delhaize America repurchased 303,458 Delhaize Group ADRs for an aggregate amount of USD 18.7 million, representing approximately 0.32% of the Delhaize Group share capital as at December 31, 2005 and transferred 157,607 ADRs to satisfy the exercise of stock options granted to

6

U.S. management associates pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.

At the end of 2005, Delhaize Group SA owned 595,586 treasury shares (incl. ADRs), of which 294,735 acquired prior to 2005, representing approximately 0.63% of the Delhaize Group share capital.

D.	INDEMNIFICATION OF DIRECTORS - DISCLOSURE IN CONFORMANCE WITH ARTICLE 523 OF THE BELGIAN COMPANY CODE

In accordance with article 523 of the Belgian Company Code, an extract of the minutes of the Board of Directors of May 3, 2005 is attached as appendix to this management report.

E.	SIGNIFICANT SUBSEQUENT EVENTS

No material events have occurred between December 31, 2005 and the approval of this report on March 14, 2006.

F.	INFORMATION ON RESEARCH AND DEVELOPMENT

The Company does not engage in these activities.

G.	INFORMATION REGARDING BRANCHES

At the end of 2005, the Company operated 229 own stores, compared to 224 at the end of 2004.

H.	DERIVATIVE FINANCIAL INSTRUMENTS

In April 2004, Delhaize Group SA issued convertible bonds having an aggregate principal amount of EUR 300 million for net proceeds of EUR 295.2 million (the “Convertible bonds”). The Convertible bonds mature in 2009 and bear interest at 2.75%, payable in arrears on April 30 of each year. The Convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after June 10, 2004 and up to and including the date falling seven business days prior to April 30, 2009, unless previously redeemed, converted or purchased and cancelled. The conversion price is initially EUR 57.00 per share subject to adjustment on the occurrence of certain events as set out in the Trust Deed. Conversion in full of the aggregate principal amount of the Convertible bonds at the initial conversion price would result in the issuance of 5,263,158 ordinary shares. The net proceeds from the issue of the convertible bond were split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group. The interest charged for the year is calculated by applying an effective interest rate of 5.4% to the liability component. The convertible bonds are to be considered as derivative instruments because of their possible conversion into ordinary shares of Delhaize Group SA.

I.	RISK FACTORS

The risk factors as mentioned below are those applicable for Delhaize Group SA and its subsidiaries. The impact of these risk factors on the financial condition, results of operations or liquidity can be different for the statutory reporting of Delhaize Group SA than for reporting on consolidated financial statements. Certain risks can potentially have an impact on the investments made in the subsidiaries, such as write-off of the investment, or on the recoverability of receivables on the subsidiaries, write-off of the receivables, for statutory reporting only. Risks at the level of the subsidiaries have a direct impact on the consolidated financial statements.

7

The risks described below are not the only ones that Delhaize Group faces. There may be additional risks of which the Group is unaware. There may also be risks Delhaize Group now believes to be immaterial, but which turn out to have a material adverse effect.

Currency Risk

Delhaize Group’s operations are conducted primarily in the U.S. and Belgium and to a lesser extent in other parts of Europe and in Southeast Asia. The results of operations and the financial position of each of Delhaize Group’s entities outside the euro zone are accounted for in the relevant local currency and then translated into euro at the applicable foreign currency exchange rate for inclusion in the Group’s consolidated financial statements. Exchange rate fluctuations between these foreign currencies and the euro may have a material adverse effect on the Group’s consolidated financial statements as reported in euro.

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is particularly exposed to fluctuations in the value of the U.S. dollar against the euro. The Group does not hedge this U.S. dollar translation exposure. In 2005, a variation of one U.S. cent in the exchange rate of the euro would have caused net sales and other revenues of Delhaize Group to vary by 0.9% or EUR 165.6 million, operating profit by 1.0% or EUR 9.0 million and net profit by 0.9% or EUR 3.4 million.

Transactions that could result in currency exchange rate risks for Delhaize Group are dividends paid by the U.S. operating companies to the Belgian parent company. When appropriate, the Group enters into agreements to hedge against the variation in the U.S. dollar in relation to these dividend payments between the declaration and payment dates. Long-term movements in the exchange rate of the U.S. dollar to the euro can have an adverse effect on the Group’s payment of its euro denominated dividend.

Additional currency exchange rate exposure arises when the parent company or Delhaize Group’s financing companies fund the Group’s subsidiaries in their local currency. Any sizeable intra-Group cross-currency lending is generally fully hedged through the use of foreign exchange forward contracts or currency swaps (more information in Note 20 to the Consolidated Financial Statements, “Derivative Instruments”, p. 61 of Delhaize Group’s 2005 Annual Report). However, in most cases the Group’s subsidiaries borrow directly in local currencies.

Interest Rate Risk

Delhaize Group’s interest rate risk management objective is to achieve an optimal balance between borrowing cost and management of the effect of interest rate changes on earnings and cash flows. The Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt. As a part of its interest rate risk management efforts, from time to time Delhaize Group enters into interest rate swap agreements (see Note 20 to the Consolidated Financial Statements, “Derivative Instruments”, p. 61 of Delhaize Group’s 2005 Annual Report).

Daily working capital requirements are typically financed with operational cash flow and through the use of various committed and uncommitted lines of credit and commercial paper programs. The interest rate on these short and medium-term borrowing arrangements is generally determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin or based on market quotes from banks.

The mix of fixed-rate debt and variable-rate debt is managed within policy guidelines. At the end of 2005, 87.5% of the financial debt of the Group was fixed-rate debt and 12.5% was variable-rate debt. The large proportion of fixed-rate debt could put Delhaize Group in a disadvantageous competitive position if market interest rates are lower than our average borrowing costs for an extended period of time.

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Liquidity Risk

In order to maintain funding availability through the economic and business cycles, Delhaize Group closely monitors the amount of short-term funding and the mix of short-term funding to total debt, the composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt. The Group’s policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings and capital contributions and loans from the parent and Group financing companies.

At the end of 2005, short-term borrowings of Delhaize Group were EUR 0.1 million, while cash and cash equivalents amounted to EUR 804.9 million in preparation of major debt repayments in 2006.

In April 2005, Delhaize America entered into a new USD 500 million five-year unsecured revolving credit facility, replacing a USD 350 million secured facility that would have matured in July 2005. Delhaize America had no outstanding borrowings under this credit facility as of December 31, 2005. However, approximately USD 57 million of the committed amount was used to fund letters of credit at the end of 2005. At the end of 2005, Delhaize Group SA, the parent company, had a EUR 500 million treasury notes program, under which it had EUR 62.4 million outstanding at the end of 2005. In addition, Delhaize Group had, through its different companies, approximately EUR 175.0 million committed bilateral credit facilities in Europe and Asia. Under these committed bilateral credit facilities, the Group had, at the end of 2005, EUR 0.1 million borrowings outstanding.

Delhaize Group has no credit rating published by a rating agency. Its largest subsidiary, Delhaize America, has a credit rating with Moody’s Investors Services and Standard & Poor’s Ratings Services. In September 2005, Moody’s Investors Services, which has a Ba1 credit rating for Delhaize America, changed its outlook from positive to stable. Since December 2002, Standard & Poor’s Ratings Services’ credit rating of Delhaize America has been BB+ with a stable outlook. The Company believes that a downward revision of the credit rating of Delhaize America would have a limited impact on the cost of its existing financing because of the large proportion of its fixed-rate debt. However, a downgrade could make future financing more difficult and/or expensive to obtain.

None of the loan agreements of Delhaize Group include any rating triggers, but Delhaize Group is subject to certain covenants related to its debt instruments. Non-compliance with one or more of these covenants could result in events of default against the debt instruments and lack of access to funds under credit agreements. The Company also has some property pledged as collateral on certain long-term borrowings for real estate. More information can be found in Note 17 to the Consolidated Financial Statements, “Long-term Debt”, p. 57 of Delhaize Group’s 2005 Annual Report.

Risk Related to Investment in Securities

Delhaize Group has a price and credit risk on its financial investments. At the end of 2005, the Group’s financial investments amounted to EUR 154.1 million. Delhaize Group requires a minimum quality of its financial investments and it does not utilize derivatives for speculative purposes. The Company’s short-term investments have a rating of at least A1 (S&P) / P1 (Moody’s). Delhaize Group’s long-term investment policy requires a minimum rating of A-/A3 for its financial investments. More information can be found in Note 11 to the Consolidated Financial Statements, “Investment in Securities”, p. 54 of Delhaize Group’s 2005 Annual Report.

Pension Plan Risk

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit plans.

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In defined contribution plans, retirement benefits are determined by the value of funds provided by contributions paid by the associates and/or the Company and the subsequent performance of investments made with these funds. For defined benefit plans, retirement benefits are based on the associates’ pensionable salary and length of service or on guaranteed returns on contributions made.

Delhaize Group has defined benefit plans at Delhaize Belgium and Hannaford and a post-employment benefit at Alfa-Beta. At its other subsidiaries, including its largest operating company, Food Lion, Delhaize Group has no broad-based defined benefit plans.

When the expected return on the assets of a defined benefit plan falls short of the obligations, the Company bears an underfunding risk. At the end of 2005, the underfunding of Delhaize Group’s defined benefit plans amounted to EUR 82.6 million.

More details on pension plans at Delhaize Group and its subsidiaries can be found in Note 24 to the Consolidated Financial Statements, “Benefit Plans”, p. 63 of Delhaize Group’s 2005 Annual Report.

Macroeconomic Risk

Major macroeconomic risks of Delhaize Group are consumer spending and cost inflation. Weaker consumer spending can impact profitability negatively due to pressure on sales and margins. If labor and cost of merchandise sold, the Group’s primary operating costs, increase above retail inflation rates, this could have an adverse effect on its profitability. In addition, rising fuel and energy prices can increase the Company’s cost for heating, lighting, cooling and transport. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.

Delhaize Group is particularly susceptible to macroeconomic risks in the U.S. In 2005, 71.5% of the Group’s sales were generated in the U.S., where all its stores are located on the east coast. Consequently, Delhaize Group’s operations depend significantly upon the conditions in this area.

Risk Related to Competitive Activity

The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from many store chains. The Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, net income and cash generated from operations could be affected.

Risk Related to Social Actions

At the end of 2005, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Greece and the Czech Republic. In its U.S. operations, the Group has union representation in one of Hannaford’s three distribution centers. Hannaford has a collective bargaining agreement with the union at that location which will remain in effect until February 2009.

Delhaize Group’s operations and results could be negatively affected by social actions initiated by trade unions or parts of its workforce, in the event of which the Group cannot assure that it would be able to adequately meet the needs of its customers.

Expansion Risk

Delhaize Group’s ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms for properties that are suitable for its needs. If the Group fails to secure property on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew the leases on its existing stores on commercially acceptable terms.

10

Acquisition Risk

As part of its long-term strategy, Delhaize Group continues to reinforce its operations by pursuing acquisition opportunities in the retail grocery store industry. Delhaize Group looks for the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group faces risks of successful integration commonly encountered with growth through acquisition.

Risk Related to Events of Exceptional Nature

Delhaize Group’s operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to: severe weather, natural disasters, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics and accidents. Such events could have a significant effect on the Group’s relationships with its customers and on its financial condition, results of operations and cash flows. The Company is continuously evaluating and addressing possible threats linked to external events and has business continuity plans and crisis procedures in place. The effectiveness of these plans in limiting financial loss will vary according to the nature and severity of any exceptional event.

Litigation Risk

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. The Group has estimated its exposure to the claims and litigation arising in the normal course of operations and believes it has made adequate provisions for such exposure. Any litigation, however, involves risk and unexpected outcomes in these matters could result in an adverse effect on our financial statements. More information on pending litigation can be found in Note 42 to the Consolidated Financial Statements, “Contingencies”, p. 75 of Delhaize Group’s 2005 Annual Report.

Regulatory Risk

Delhaize Group is subject to federal, regional, state and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust, work place safety, public health, environmental protection, community right-to-know alcoholic beverage sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. Under certain regulations, Delhaize Group is prohibited from selling alcoholic beverages in certain of its stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group’s stores and could substantially affect its business, financial condition or results of operations.

Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. A Code of Business Conduct and Ethics has been developed and implemented, anti-fraud and other appropriate training has been implemented within the Group and the internal audit function has been reinforced during the recent years.

Risk Related to Internal Control Weaknesses

Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Delhaize Group routinely assesses the quality and effectiveness of its internal controls. As a foreign company filing under U.S. law, Delhaize Group will be required to meet the certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which, beginning with

11

Delhaize Group’s annual report for the year ending December 31, 2006, requires management and the statutory auditors to evaluate and assess the effectiveness of the Company’s internal controls.

Risk Related to Stock Market Listing

Being listed on Euronext Brussels and the New York Stock Exchange, Delhaize Group is subject to Belgian and U.S. legislation and regulation regarding, among others, financial, governance and other disclosure, internal controls and insider trading. As a result, it will continue to invest necessary resources to comply with evolving laws, regulations and standards, and this investment may continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities.

As of January 1, 2005, Delhaize Group reports its consolidated financial results under International Financial Reporting Standards (IFRS). This change in accounting standards could increase the risk for accounting or interpretation errors in this transition period. The Company has taken significant measures for a smooth transition of its reporting systems and procedures from Belgian GAAP to IFRS, including, but not limited to, investments in IT systems, internal and external training of financial and accounting staff, and consultation with external experts.

Tax Audit Risk

Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities, and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group’s financial statements.

Product Liability Risk

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death.

As a consequence, Delhaize Group has an exposure to product liability claims. If a product liability claim is successful, the Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost, if at all.

In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could affect the Group’s reputation and its business and financial condition and results of operations.

Delhaize Group takes an active stance towards food safety in order to offer customers safe food products. The Group has worldwide food safety guidelines in place, and their application is vigorously followed.

Risk of Environmental Liability

Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are situated, regardless of whether the Group leases, subleases or owns

12

the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant.

Self-Insurance Risk

The Group actively manages its insurable risk through a combination of external insurance coverage and self-insurance. In deciding whether to purchase external insurance or manage risk through self-insurance, the Company considers its success in managing risk through safety and other internal programs and the cost of external insurance coverage.

External insurance is used when available at a reasonable cost. The associated insurance levels are set using exposure data gained through risk assessment, by comparison with standard industry practice and by assessment of the available financing capacity in the global insurance market.

The main risks covered by our insurance policies are the following:

•	Property damage and business interruption caused by fire, explosion, natural events or other perils.

•	Liability incurred because of damage caused to others by our operations, products and services.

In addition to Group policies, Delhaize Group purchases, in the various countries where it is present, policies of insurance of a mandatory nature or designed to cover specific risks such as vehicle or worker’s compensation or employer’s liability.

The U.S. operations of Delhaize Group are self-insured for workers’ compensation, general liability, vehicle accident and druggist claims. The self-insured reserves related to workers’ compensation, general liability and vehicle coverage are reinsured by The Pride Reinsurance Company, an Irish reinsurance captive wholly-owned by Delhaize Group. The purpose for implementing the captive reinsurance program was to provide Delhaize Group’s U.S. operations with continuing flexibility in their risk program, while providing certain excess loss protection through anticipated reinsurance contracts with Pride.

Self-insurance liabilities are estimated based on actuarial valuations of claims filed and an estimate of claims incurred but not yet reported. Delhaize Group believes that the actuarial estimates are reasonable; however, these estimates are subject to changes in claim reporting patterns, claim settlement patterns and legislative and economic conditions, making it possible that the final resolution of some of these claims may require Delhaize Group to make significant expenditures in excess of its existing reserves.

Self insurance reserves of EUR 131.0 million are included as liabilities on the balance sheet. More information on self-insurance can be found in Note 23 to the Consolidated Financial Statements, “Self Insurance Provision” (p. 63 of Delhaize Group’s 2005 Annual Report).

13

Reviseurs d’Entreprises
Berkenlaan 8b
B/1831 Diegem
Belgium

Tel: + 32 (2) 8002000
Fax: +32 (2)8002001
http://www.deloitte.be

DELHAIZE GROUP SA

Statutory Auditor’s report
for the year ended
31 December 2005

Member of Deloitte Touche Tohmatsu

Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises BV o.v.v.e. CVBA/SC s.f.d. SCRL

Burgerlijke vennootschap onder de vorm van een cooperatieve vennootschap met beperkte aansprakelijkheid / Société civile sous forme d’une société coopérative à responsabilité limitée

Registered Office: Louizalaan 240 Avenue Louise, B-1050 Brussels

VAT BE 0429 053 863 - RPR Brussel/RPM Bruxelles - Fortis 230-0046561-21

Reviseurs d’Entreprises Berkenlaan 8b B/1831 Diegem Belgium Tel: +32 (2) 8002000 Fax: +32 (2)8002001 http://www.deloitte.be

DELHAIZE BROTHERS AND CO “THE LION” (DELHAIZE GROUP) SA

STATUTORY AUDITOR’S REPORT FOR THE YEAR

ENDED 31 DECEMBER 2005 TO THE SHAREHOLDERS’ MEETING

To the Shareholders

As required by law and the company’s articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us.

We have audited the financial statement of Delhaize Group SA for the year ended 31 December 2005, prepared in accordance with the legal and regulatory requirements applicable in Belgium, which show total assets of EUR 5.146.332 (000) and a profit for the year of EUR 81.081 (000). We have also performed those specific additional audit procedures required by the Companies Code.

The Board of Directors of the company is responsible for the preparation of the financial statements and the directors’ report, for the assessment of the information that should be included in the directors’ report, and the company’s compliance with the requirements of the Companies Code and its articles of association.

Our audit of the financial statements was conducted in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”.

Unqualified audit opinion on the financial statements

The forementioned auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In accordance with these standards we have taken into account the administrative and accounting organization of the company as well as its internal control processes. The responsible officers of the company have replied clearly to all our requests for explanations and information. We have examined, on a test basis, the evidence supporting the amounts included in the financial statements. We have assessed the basis of the accounting policies used, the significant accounting estimates made by the company and the presentation of the financial statements, taken as a whole. We believe that our audit provides a reasonable basis for our opinion.

Member of Deloitte Touche Tohmatsu

Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises BV o.v.v.e. CVBA/SC s.f.d. SCRL

Burgerlijke vennootschap onder de vorm van een cooperatieve vennootschap met beperkte aansprakelijkheid / Société civile sous forme d’une société coopérative à responsabilité limitée

Registered Office: Louizalaan 240 Avenue Louise, B-1050 Brussels

VAT BE 0429 053 863 - RPR Brussel/RPM Bruxelles - Fortis 230-0046561-21

DELHAIZE GROUP SA

In our opinion, taking account of the legal and regulatory requirements applicable in Belgium, the financial statements as of 31 December 2005 give a true and fair view of the company’s assets, liabilities, financial position and results.

Additional attestations and information

We supplement our report with the following attestations and information which do not change the scope of our audit opinion on the financial statements:

•	The directors’ report includes the information required by law and is in agreement with the financial statements. However, we are unable to express an opinion on the description of the principle risks and uncertainties confronting the company, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

•	Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium.

•	We have not identified any transactions that have been undertaken or decisions taken in violation of the company’s articles or the Companies Code. The appropriation of the results proposed to the General Meeting is in accordance with the requirements of the law and the company’s articles.

•	In accordance with article 523 of the Companies Code the Board of Directors of Delhaize Group SA has attached the minutes of its meeting of 3 May 2005 to its annual report. During this meeting seven directors of the company have declared to have a conflict of interest in view of a decision to be taken by the Board of Directors. This decision relates to the undertaking of the company to indemnify Mr. Pierre-Olivier Beckers, Baron Georges Jacobs, Count Arnoud de Pret Roose de Calesberg, Count Richard Goblet d’Alviella, Mr. Robert J. Murray, Dr. William L. Roper and Mr. Didier Smits and all future directors to the maximum extent permitted by law, for damage sustained in the context of their mandate as director, except if the liability or expense is covered by insurance taken by the company or if the liability of a director would arise out of such director’s fraud or willful misconduct. The independent directors who are not covered by the indemnification mechanism, have unanimously approved this indemnification resolution.

16 March 2006

The Statutory Auditor

DELOITTE Reviseurs d’Enterprises

SC s.f.d. SCRL

Represented by Philip Maeyaert

A member firm of Deloitte Touche Tohmatsu 3

Annex 7 to Exhibit 99.2

Draft

Delhaize Group SA

Limited liability company (société anonyme)

Register of legal entities no. 0402.206.045

Registered office: Rue Osseghem 53 -1080 Brussels

OFFERING OF UP TO [XXX] OPTIONS

ON EXISTING SHARES

FROM [XXX] 2006 TO [XXX] 2006

offered free of charge

with respect to Delhaize Shares

reserved for management associates of Delhaize Group SA

and of Delhaize Group companies

[XXX] 2006

Delhaize Group SA

Limited liability company (société anonyme)

Register of legal entities no. 0402.206.045

Registered office: Rue Osseghem 53 -1080 Brussels

OFFERING OF UP TO [XXX] OPTIONS

ON EXISTING SHARES

FROM [XXX] 2006 TO [XXX] 2006

offered free of charge

with respect to Delhaize Shares

reserved for management associates of Delhaize Group SA

and of Delhaize Group companies

Acceptances or refusals of all or part of the offer should be addressed in writing to [XXX].

Important notice: Beneficiaries not notifying their acceptance of the offer in writing before [XXX] are deemed to have refused the offer. In the event of (partial or total) acceptance of the offering, the acceptance form, duly filled and signed, must be sent to [XXX]. As a result of this, the Beneficiary will be deemed to have accepted the offering and will be taxed accordingly (cf. Paras. 3.11 and 3.12 below). Given that the allotment of Options represents a taxable benefit for Belgian residents, participation in the proposed plan will have tax effects on the Beneficiary at the time of allotment of the Options, regardless of whether or not the Options are exercised at a later date. Non-Belgian residents non taxed in Belgium should contact the Human Resources Corporate Department for information on the implications of the allotment of Options to them.

The Delhaize Shares to be delivered upon exercise of Options allotted in 2006 have not been registered under the 1933 U.S. Securities Act and may not be offered or sold in the United States of America, unless registered under such Act or an exemption from registration is available.

Only the French and Dutch language versions of the present offering document are legally binding. The English version of the offering document is a free translation of the original French language version. In the event of any dispute only the offering document on paper medium (printed version) will be deemed to be the authentic version.

Glossary

Beneficiary:	Management associates of Delhaize Group SA as well as senior managers of Delhaize group’s companies in other countries and executive managers of Delhaize group[1] designated by the Board of Directors of Delhaize Group SA, under permanent or fixed-term contracts, with no minimum requirement as to years of service.

Persons serving out their period of notice of resignation or dismissal at [XXX] 2006 (except when leaving the company for regular retirement or agreed early retirement) are not included under this definition.

Day:	Where not further specified in the Law of 26 March 1999, the term “day” refers to the term “calendar day”.

Delhaize Share:	ordinary share of Delhaize Group SA traded on Euronext Brussels under the code DELB.

Exercise price:	the Exercise Price of the Options has been set at EUR [XXX] under the conditions set out in Article 43, § 4 of the Act of 26 March 1999. This is the [last closing price of the Delhaize Share on Euronext Brussels on the day preceding the Offering of Options] or [the average of the stock market price of the 30 days prior to the Offering of Options][2].

2006 Offering of Options:	the offering of options on [XXX] 2006 as decided by the Board of Directors of Delhaize Group SA at its meeting of March 14, 2006.

Option:	In the context of the present offering, the term “Option” means the right to acquire one existing Delhaize Share during the Exercise Period (as defined in article 3.10 of the present offering document) as provided for in the present offering document, at the Exercise Price.

[1]	For the executive managers, pursuant to the approval of the stock option plan by the ordinary general meeting of shareholders of Delhaize Group SA to the extent that the stock option plan will entitle executive managers of Delhaize Group to acquire existing Delhaize shares.
[2]	Depending on the decision to be made by the Board or its designees.

Table of contents

Page
Chapter A -	Information about the offering of Options			P. 1

	1.	Decision of the Board of Directors of March 14, 2006		P. 1

	2.	Contact person for any request for information		P. 1

	3.	Information about the Offering of Options – Basic principles		P. 1

		3.1.	Why is Delhaize group proposing this Offering of Options ?	P. 1

		3.2.	Who can participate in the Offering of Options ?	P. 1

		3.3.	How long does the Offering of Options last ?	P. 2

		3.4.	How does the stock option plan work ?	P. 2

		3.5.	What is the interest of holding an Option ?	P. 2

		3.6.	Is participation in the Option Plan obligatory ?	P. 3

		3.7.	If the Beneficiary wishes to participate in the Option Plan, what should he do ?	P. 4

		3.8.	If the Beneficiary does not wish to participate in the Option Plan, what should he do ?	P. 4

		3.9.	What is the Option Exercise Price ?	P. 4

		3.10.	May the Beneficiary exercise his Options at any time ?	P. 4

		3.11.	What are the tax consequences of participating in the Option Plan for Beneficiaries resident in Belgium ?	P. 5

		3.12.	How much tax will the Beneficiary resident in Belgium have to pay on the Options allotted to him and which he accepts ?	P. 5

		3.13.	Is my ability to exercise my Options during the Exercise Period subject to certain conditions ?	P. 7

		3.14.	What happens to the Options if the employment relationship between the Beneficiary and Delhaize group is terminated ?	P. 7

		3.15.	What happens to the Options in the case of death of the Beneficiary ?	P. 8

		3.16.	May the Beneficiary sell his Options to third parties ?	P. 8

		3.17.	What are the practical arrangements for the Offering of Options ?	P. 8

		3.18.	What costs could potentially result from participation in the Option Plan?	P. 9

		3.19.	Example of the financial results that the Beneficiary could potentially realise	P. 9

	4.	Information about the Offering of Options – particular aspects of the Offering		P. 9

		4.1.	Number of Options and frequency of the Offerings	P. 9

		4.2.	Issue price of the Options	P. 9

		4.3.	Modification of the exercise conditions	P. 9

		4.4.	Underlying shares	P. 9

	4.5.	Form of the securities	P. 9

	4.6.	Anti-dilution clause	P. 9

	4.7.	Dividends	P. 9

	4.8.	Tax treatment of dividends distributed by Delhaize Group SA	P. 9

	4.9.	Deadline for dividend payments	P. 9

	4.10.	Tax treatment of capital gains by Belgian residents	P. 9

	4.11.	Paying bank and financial servicing	P. 9

	4.12.	Law applicable to the Offering of Options	P. 9

	4.13.	Charges and taxes to be borne by the Beneficiaries	P. 9

	4.14.	Costs to be borne by Delhaize Group SA	P. 9

	4.15.	Other provisions	P. 9

Chapter B -	Information of a general nature concerning Delhaize Group SA		P. 16

Chapter A - Information about the Offering of Options

1.	Decision of the Board of Directors of March 14, 2006

At meeting of March 14, 2006, the Board of Directors of Delhaize Group SA decided to offer Options free of charge to the management associates of Delhaize Group SA as well as to senior managers of Delhaize group’s companies and to executive managers of Delhaize group, subject, as far as the last category is concerned, to the approval of the stock option plan by the ordinary general meeting of shareholders to the extent that the stock option plan will entitle executive managers of Delhaize group to acquire existing shares of Delhaize Group SA3. Those persons are designated by the Board of Directors of Delhaize Group SA. The total number of such persons is around 580. These Options may lead to the acquisition of up to [XXX] shares, representing [XXX] % of the existing Delhaize Shares.

This 2006 Offering of Options is in conformity with the Act of 26 March 1999 concerning the 1998 Belgian Employment Action Plan, and with Chapter 7 of the Act (I) of 24 December 2002, and is part of a policy of offering profit-sharing incentives to the Beneficiaries.

The purpose of this operation is to increase the loyalty and motivation of the Beneficiaries by offering a financial benefit that is linked to the performance of the Delhaize group and which enables it to reward the Beneficiaries’ active contribution to the expansion of the group and the achievement of its results.

2.	Contact person for any request for information

Beneficiaries who have any questions concerning the present Offering may contact the Delhaize Group Human Resources Development Corporate Department:

Mrs Cathy Vanden Broeck at 32/(0)2/412.83.24 – e-mail: cvandenbroeck@delhaizegroup.com

c/o Delhaize Group, square Marie Curie 40, 1070 Brussels (Belgium)

3.	Information about the Offering of Options – Basic principles

3.1.	Why is Delhaize group proposing this Offering of Options ?

By offering its management associates the opportunity to benefit from any increase in the price of the Delhaize Share in relation to the Exercise Price, the Delhaize group is looking to increase the loyalty and motivation of its management associates, by enabling them to benefit financially from the Delhaize group’s performance.

[3]	[Such approval has been given by the ordinary general meeting of May 24, 2006.]

P. 1

3.2.	Who can participate in the Offering of Options ?

The Offering of Options is addressed exclusively to around 580 Beneficiaries, under permanent or fixed-term contract, with no minimum requirements as to years of service. Beneficiaries will be offered a number of Options based on a distribution determined by the Board of Directors. Persons serving out their period of notice of resignation or dismissal at [XXX] 2006 do not qualify as Beneficiaries (except when leaving the company for regular retirement or agreed early retirement).

3.3.	How long does the Offering of Options last ?

The Offering of Options set out in the present offering document is valid for 60 Days from its notification to the Beneficiaries. Given that this notification will take place on [XXX], the present offering is therefore valid from [XXX] 2006 to [XXX] 2006 inclusive.

3.4.	How does the stock option plan work ?

The 2006 Offering of Options confirms the Board of Directors’ intention of allotting Options on an ongoing basis.

Each Option entitles (without obligation) its holder to acquire, between 1 January 2010 and [XXX] 20134, one Delhaize Share at a pre-determined price. This pre-determined price is the Option Exercise Price.

In order to benefit from the favourable tax regime provided for by the Belgian law of 26 March 1999, this price is equal to the stock market price5 of the Delhaize Share on the working day before the offering or the average of the stock market prices5 of the 30 Days prior to the offering. The Board of Directors or its designees will set the exercise price by selecting one of these two formulas.

[In order to meet the objectives of the present plan, the Board of Directors or its designees has/have opted for the lower value.]

3.5.	What is the interest of holding an Option ?

The advantage of the mechanism is based on the assumption that the price of the underlying share will move upwards from the Option Exercise Price. In this case, exercising the Option enables the Beneficiary to benefit from the difference between the stock market price of the underlying share at the time of exercise of the Option and the Exercise Price of the Option.

[4]	Subject to the rules set out in paragraph 3.10.
[5]	For the purpose of determining the Exercise Price, the stock market price of the Delhaize Share is deemed to be the closing price of the share on Euronext Brussels.

P. 2

The graph below describes, theoretically, the Option mechanism in the theoretic event that the price of the underlying share evolves in a growing trend.

Once the market price of the underlying share exceeds the Option Exercise Price, Beneficiaries can exercise their Options in order to benefit from the positive difference between the stock market price of the underlying share and the Option Exercise Price (potential profit zone before any tax impact).

If the share price is below the Exercise Price, the Beneficiary will obviously not exercise the Options (neutral zone excluding tax impact).

When analysing whether or not to participate in the Share Option Plan, the Beneficiary must also take into account the tax charge related to accepting the Options (cf. paragraph 3.12.).

3.6.	Is participation in the Option Plan obligatory ?

No.

It is important to note that this Offering of Options is offered to Beneficiaries, but that participation in the plan is in no ways obligatory. The Beneficiary may turn down the Options offered to him. He may also accept the offer, either totally, or partially in multiples of [XXX] Options.

For tax purposes, the Option is deemed to be allotted on the 60th Day following the date of the offering provided that the Beneficiary has notified his acceptance of the offering in writing before this deadline.

P. 3

3.7.	If the Beneficiary wishes to participate in the Option Plan, what should he do ?

The Beneficiary must fill in, sign and send his offering acceptance form (included in the offering document) to [XXX] as soon as possible, but no later than [XXX]. If the Beneficiary wishes to have proof of sending of his acceptance form, he can send it by registered letter to [XXX]. He may also send it, at his own risk, by ordinary post to the same address. Beneficiaries may phone [XXX] at [XXX] for any question concerning the receipt of their acceptance form. It is possible to partially accept the Offering of Options made by the Board of Directors of Delhaize Group SA, in multiples of [XXX] Options.

3.8.	If the Beneficiary does not wish to participate in the Option Plan, what should he do ?

Where the Beneficiary wishes to refuse the offering made to him, totally or partially, he must send his refusal (total or partial) in writing (using the refusal form included in the offering document, duly filled in and signed) to [XXX] no later than [XXX].

In any case, Options for which no form (of refusal and/or total or partial acceptance) has been sent to [XXX] by [XXX] at the latest will be deemed to have been refused.

3.9.	What is the Option Exercise Price ?

The Exercise Price for each Option is EUR [XXX]. This Exercise Price is equal to [the last closing price of the Delhaize Share on Euronext Brussels on the day preceding the Offering of Options] or [the average of the stock market price of the 30 days prior to the Offering of Options]6.

[6]	Depending on the decision to be made by the Board or its designees.

P. 4

3.10.	May the Beneficiary exercise his Options at any time ?

No. The Offering of options is a long-term incentive designed to reward the Beneficiary’s active contribution to the achievement of Delhaize’s objectives by associating his interests with those of the group’s shareholders.

Moreover, in order for the offering to benefit from a reduced rate of 8.5%7 (instead of 17%) in calculating the taxable basis for a benefit of all kinds (avantage de toute nature), the Options may not be exercised prior to the end of the third calendar year following the year in which the offering was made, nor after the end of the seventh year from the date of the offering.

Concretely, the Beneficiary can freely choose to exercise his Options between 1 January 2010 and [XXX] 2013 (hereafter “Exercise Period”, subject to the following paragraphs:

1.	Pursuant to the law of 2 August 2002 concerning the surveillance of the financial sector and financial services, any person holding privileged information must abstain from exercising the Options, from communicating this privileged information to any third party and from advising a third party to exercise his Options as long as this information remains privileged. Failure to respect this rule exposes to criminal and civil fines and penalties as well as imprisonment and, to the extent permitted by applicable law, disciplinary action by the employer.

2.	The exercise of the Options is submitted to rules and restrictions of the Policy Governing Securities Trading and Prohibiting Market Manipulation and Unauthorized Disclosure of Information which was brought to the attention of all Beneficiaries.

3.11.	What are the tax consequences of participating in the Option Plan for Beneficiaries resident in Belgium ?

The tax consequences set out below relate solely to Beneficiaries who are resident in Belgium and subject to personal income tax in Belgium.

Given that the allotment of the Options represents a taxable benefit for Beneficiaries who are resident in Belgium and subject to personal income tax in Belgium, participation in the proposed plan will have tax effects on the Beneficiary at the time of allotment of the Options, regardless of whether or not the Options are subsequently exercised. In the case of the present offering, the tax base applicable to this benefit of all kinds is a flat 8.5% of the Option Exercise Price in function of the Exercise Period and the term of the Options.

3.12.	How much tax will the Beneficiary resident in Belgium have to pay on the Options allotted to him and which he accepts ?

Given the Exercise Price of the Option of EUR [XXX], and supposing that the Beneficiary is taxed at [XXX]% (marginal personal tax rate),

•	the Beneficiary’s personal tax base will increase by EUR [XXX] x 8.5% (= EUR [XXX]) per Option allotted (tax value of the benefit of all kinds);

[7]	Given the seven year life of the Options.

P. 5

•	the additional tax charge to be borne by the Beneficiary, following the allotment of Options, will be EUR [XXX] x [XXX]%[8] = EUR [XXX] per allotted Option;

•	per tranche of 100 Options allotted, the additional tax charge to the Beneficiary will therefore be EUR [XXX].

This additional tax charge will be paid via the salary withholding tax which is retained by the Beneficiary’s employer on the former’s net remuneration (gross remuneration less social security and current monthly salary withholding tax) of [XXX] 2006.

This benefit of all kinds must, however, be included at its tax value in the Beneficiary’s income tax return for his 2006 income. If the Beneficiary’s marginal tax rate is higher than the rate used for calculating the salary withholding tax deducted at source on the Options, an additional tax charge could be imputed in the tax assessment relating to income for 2006.

According to Belgian law, the Option is deemed to have been granted, for tax purposes, on the 60th Day following the date of the offering, in so far as the Beneficiary has, prior to this deadline, notified [XXX] in writing of his/her desire to accept the offering in accordance with paragraph 3.7. above. In this case, the additional tax charge to be borne by the Beneficiary as described above will be retained in the form of salary withholding tax from his net remuneration of [XXX] 2006.

Options which have not been formally accepted by means of the acceptance form received by [XXX] no later than [XXX] will be deemed not to have been accepted, and no tax charge will be owed by the Beneficiary.

Should the Beneficiary not exercise his/her Options because the Exercise Price remains above the stock market price throughout the Options Exercise Period, the tax paid by the Beneficiary at the time of accepting the Options will not be recoverable. Delhaize Group SA cannot give any guarantee as to the evolution of the market price of the Delhaize Share.

[8]	Assumed tax rate. This will in fact be each Beneficiary’s marginal tax rate.

P. 6

The graph below illustrates the impact of the tax charge on the potential financial loss or gain for the Beneficiary linked to the accepting of the Options.

In any event, the maximum financial loss incurred by the (Belgian resident) Beneficiary not exercising his Options will be the amount of the professional withholding tax levied as a result of the acceptance of the Options.

Under current Belgian tax legislation, the Beneficiary resident in Belgium will not owe any further tax on his participation in the plan, i.e. neither on exercising the Options, nor on selling the shares. No social security contributions are due on the allotment of Options, either by the employer or the Beneficiary, in the specific context of the present offering of Options.

The information contained in the present paragraphs 3.11. and 3.12. reflect the prevailing Belgian tax regulations in [XXX] 2006. It is possible that this legislation could be modified in the future.

3.13.	Is my ability to exercise my Options during the Exercise Period subject to certain conditions ?

The Board of Directors has decided to allot [XXX]% of the accepted Options unconditionally, as defined in paragraph 3.14.a (Unconditional Options), and [XXX]% of the accepted Options on a conditional basis, as defined in paragraph 3.14.b (Conditional Options). In the event that the application of the [XXX]% to the number of accepted Options leads to a fractional number of Options (e.g. 87.5), the number of unconditionally allotted Options will be the next lower whole number (e.g. 87).

Subject to the provisions of paragraph 3.10, which applies to both Conditional and Unconditional Options, the Conditional and Unconditional Options vary with respect to the exercise conditions. These differences are set out in paragraph 3.14. below.

P. 7

3.14.	What happens to the Options if the employment relationship between the Beneficiary and Delhaize group is terminated ?

a) Unconditional Options

The Beneficiary will be entitled to exercise these Options during the Exercise Period 9 unconditionally, i.e. independently of his employment relationship with Delhaize Group at the time of exercise of the Options.

b) Conditional Options

In the case of dismissal for serious misdemeanour or resignation, the Beneficiary will lose all his unexercised Conditional Options.

If at any time the Beneficiary is dismissed with notice or with compensatory indemnity in lieu of period of notice, or if his employment contract is terminated by mutual agreement, his Conditional Options may be exercised only until the 90th Day inclusive following his departure. Where the Beneficiary’s departure occurs before 1 January 2010, the 90 Day period will commence on 1 January 2010. Where the Beneficiary’s departure occurs after 1 January 2010, the 90 Day period will commence on the Day after the Beneficiary’s departure.

In the event that the company employing the Beneficiary ceases to be part of the Delhaize group, the Beneficiary (or his legal successors) nonetheless retains the right to exercise his Conditional Options until their final expiry date.

If at any time the Beneficiary takes retirement (at normal retirement age or under an agreed early retirement plan) or is required to take prolonged sick leave, if his contract is terminated for reasons of force majeure, or if he dies (cf.§ 3.15 “What happens to the Options in the case of the death of the Beneficiary” below), the Beneficiary (or his legal successors) nonetheless retains the right to exercise his Conditional Options until their final expiry date.

3.15.	What happens to the Options in the case of death of the Beneficiary ?

If the Beneficiary dies, all his Options (Conditional Options and Unconditional Options) may be exercised by his legal or designated successors. Such successors are subject to the same rules as the Beneficiaries concerning Exercise Period and the conditions of the plan. The dividing up of Options between successors may not have the effect of creating broken blocks of less than 25 Options, under pain of suspension of the right to exercise blocks of under 25 Options. In the event of splitting into bare ownership/usufruct as a result of a succession, a single representative of the succession must be appointed by the heirs for the purpose of the exercise of the Options. Delhaize Group SA reserves the right to suspend the right to exercise Options as long as such appointment has not taken place and has not been validly documented.

[9]	Subject to the restriction periods set out in paragraph 3.10.

P. 8

3.16.	May the Beneficiary sell his Options to third parties ?

No. It is important to note that the Options are non-transferable and non-negotiable. In other words they may not be sold, nor may ownership of them be transferred inter vivos. They may however be transferred in the event of the Beneficiary’s death, and then only to his successors. For this reason these Options are not listed on the Stock Exchange, unlike the underlying shares.

3.17.	What are the practical arrangements for the Offering of Options ?

•	On [XXX] 2006 (the 60th Day following the date of the offering), Options will be automatically allotted to Beneficiaries who have accepted the offering via a bank account opened in their names with [XXX];

•	The salary withholding tax due on benefits of all kinds will be retained from the net remuneration of [XXX] 2006;

•	Based on the conditions of the Offering, Options may not be exercised before 1 January 2010. This means that the Beneficiary retains his Options as his personal assets for around three and a half years (without incurring charges other than the single tax charge mentioned in paragraphs 3.11. and 3.12.);

•	From 1 January 2010 until [XXX] 2013 (inclusive), the Beneficiary may, if he so wishes, exercise his Options in tranches of [XXX] Options or a multiple thereof or for the remaining number of Options when this is less than [XXX] Options and acquire the corresponding number of Delhaize Shares by paying the Exercise Price, plus the Stock Exchange Transaction Tax (as an indication currently [XXX]% of the transaction amount). The exercise of the Options will be notified by the Beneficiary using a form to be supplied prior to the Exercise Period. Unless otherwise mentioned by the Beneficiary, the Conditional Options will be exercised first.

Following the exercise of his Options, the Beneficiary has the following choices:

a)	he can request delivery of the Delhaize Shares corresponding the Options he has exercised, against payment of their Exercise Price;

b)	he can request that the Delhaize Shares acquired following the exercise of the corresponding Options be sold on his behalf on Euronext Brussels;

c)	he can request a combination of choices (a) and (b).

a)	Delivery of the Delhaize Shares

The amount owed (the Exercise Price times the number of Options exercised plus Stock Exchange Transaction Tax) will be payable onto the Beneficiary’s account with [XXX] by bank wire or bank cheque. Upon receipt of this payment, the corresponding Delhaize Shares will be delivered, at the Beneficiary’s choice, either onto a securities account as specified by the Beneficiary in the exercise form, or in the form of physical bearer shares. Any physical delivery costs (including any taxes) will be borne by the Beneficiary, as will the costs of holding the shares on a securities account.

P. 9

b)	Sale of the Delhaize Shares

The sale on Euronext Brussels for the Beneficiary’s account will be executed by [XXX] as soon as possible after it has received the exercise form. After the sale, the proceeds, less fees and tax, will be applied first to the amount owed by the Beneficiary in respect of the exercise of the Options. The positive balance will be transferred as soon as possible to the Beneficiary’s account with [XXX]. Any negative balance will also have to be settled by the Beneficiary as soon as possible. [XXX] will present the Option exercise application to Group Delhaize SA only when a counterparty for the share sale order has been found on the stock market.

c)	Partial sale and delivery of the balance of the Delhaize Shares

The procedure will be as under b) above. The sales proceeds, less fees and tax, will be applied first to the payment of the amount owned by the Beneficiary in respect of the exercise of the Options.

The risks linked to variations in the Delhaize Share price on Euronext Brussels and, for Beneficiaries residing outside the Euro zone, linked to exchange rate variations between the time of sending the sale order and the complete execution of the order, are borne exclusively by the Beneficiary.

•	Given that the Options last for 7 years, any Options not exercised by [XXX] will expire automatically and will become worthless.

Comment: the administrative aspects of the exercise of the Options will be set out in an explanatory memorandum which will be distributed by [XXX] to Beneficiaries accepting the offering, prior to the Exercise Period. This memorandum will also list the various forms required for the different transactions (exercise of the Options, sale of the shares, etc.).

3.18.	What costs could potentially result from participation in the Option Plan?

The opening and use of the account with [XXX] for the transactions directly linked to the Option Plan (i.e. the registering of the accepted Options and the exercise of the Options) is free of share custody charges for the Beneficiaries.

The exercise of the Options on existing shares is subject to Stock Exchange Transaction Tax of [XXX]% of the transaction amount, with an upper limit of EUR [XXX].

The sale of shares on the market will also carry the charges that are customary for any stock market transaction. These are estimated at around [XXX]% of the sales transaction amount (brokerage and Stock Exchange Transaction Tax included), with a minimum fixed brokerage fee of EUR [XXX] per transaction.

The holding of the shares on a securities account once the Options have been exercised is also subject to custody charges at the rate charged by the financial institution in question.

Shareholders wishing to receive bearer shares physically will be required to pay a delivery tax (currently [XXX]% of the value of the shares) by virtue of the Royal Decree of 18 November 1996, as amended by Article 304 et seqq. of the programme law of 22 December 2003, plus banking charges of EUR [XXX] (excl. VAT, i.e. EUR [XXX] with VAT).

P. 10

Shareholders wishing to transfer Delhaize shares to a bank account with a credit institution other than [XXX]will have to pay a standard bank charge of EUR [XXX] (excl. VAT, i.e. EUR [XXX]with VAT).

These estimates are calculated from the taxes and tariffs in force in [XXX] 2006, based on current regulations governing stock market transactions on Euronext Brussels. These regulations could well be amended between now and1 January 2010, which could entail possible changes of these charges.

3.19.	Example of the financial results that the Beneficiary could potentially realise

The Beneficiary receives 100 Options entitling him to acquire 100 Delhaize Shares.

Value of the shares at the time of exercise	EUR [XXX].		EUR [XXX].		EUR [XXX].
Exercise Price of the Option:
Set at the value of the share at the time of the offering in order to benefit from the favourable tax regime provided for by the law of 26 March 1999	[XXX	]	[XXX	]	[XXX	]
Value of the taxable benefit:
100 Options x EUR [XXX] x 8.5%	[XXX	]	[XXX	]	[XXX	]
Tax owed
(assuming a [XXX]% marginal tax rate):	[XXX	]	[XXX	]	[XXX	]
EUR [XXX] x [XXX]%
Acquisition price of the shares ( = Exercise price): EUR [XXX] x [XXX]	[XXX	]	[XXX		[XXX	]
Value of the shares:
Stock market price x 100	[XXX	]	[XXX	]	[XXX	]
Gross profit:
Value of the shares – acquisition price	[XXX	]	[XXX	]	[XXX	]
Net profit/(loss) (**):
Gross profit – tax owed – transaction charges	[XXX	]	[XXX	]	[XXX	]

(*)	In this case the Beneficiary will not exercise the Options. The net loss will be the amount of the professional withholding tax levied as a result of the acceptance of the Options.

(**)	The net profit is after any transaction charges attached to the exercise of the Options and the transfer of the Shares, but does not include the tax on the (optional) physical delivery of the Shares.

P. 11

4.	Information about the Offering of Options – particular aspects of the Offering

4.1.	Number of Options and frequency of the Offerings

The 2006 Offering of Options follows on directly from the plans for the Offering of Options launched in June 2000 and repeated in June each year since. It confirms the Board of Directors’ intention to allot Options on a ongoing basis. Please note, however, that the Offering of Options is not part of the employment contract, and may not therefore be considered as an acquired right. If the offering should be considered as making part of the employment contract, your acceptance of the offer will have as result that you acknowledge and agree that the offering is in any case not an essential point of your employment agreement and that the offering and its terms are not acquired rights. Any further offering that may be made in the future may have different terms and conditions that the ones of the present offering.

4.2.	Issue price of the Options

The Options will be offered free of charge.

4.3.	Modification of the exercise conditions

The Board of Directors is entitled to change the conditions governing the exercise of the Options in the cases expressly provided for in the present offering document and, more generally, whenever such changes are beneficial to the Beneficiaries.

4.4.	Underlying shares

Once they have been acquired by a Beneficiary, the Delhaize Shares may be transferred at any time and in unlimited quantities subject to paragraph 3.10. The shares carry voting rights. They are ordinary and not VVPR 10 shares (and therefore do not benefit from the reduced withholding tax system). It is important to note that the Delhaize Shares to be delivered following the exercise of Options allotted in the context of the 2006 Offering of Options have not been registered pursuant to the 1933 U.S. Securities Act. These shares may not therefore be either offered or sold in the United States of America, unless registered under such Act or an exemption from registration is available.

4.5.	Form of the securities

The Options are and will remain nominally registered until expiry.

Pursuant to article 12 of the Delhaize Group SA Articles of Association, the shares acquired following the exercise of the Options will be bearer shares or dematerialised, at the choice of the Company.

[10]	Reduced Withholding Tax (Verlaagde Voorheffing / Précompte Réduit).

P. 12

4.6.	Anti-dilution clause

Beneficiaries will be entitled to exercise their Options in advance11 in any one of the following circumstances:

(a)	where the capital of Delhaize Group SA is increased by cash contribution, to the extent, however, that existing shareholders are entitled to participate in the operation;

(b)	in the event of a public takeover bid (purchase or exchange) on the shares of Delhaize Group SA;

(c)	in the event of the merger of Delhaize Group SA or any other operation by which Delhaize Group SA’s shareholders are invited or required to sell, exchange or contribute their shares, regardless of whether the operation is initiated by Delhaize Group SA, a company linked to it or a third party.

In any one of these circumstances, Beneficiaries will be entitled to exercise their Options at the then prevailing conditions, in good time to allow them to take part in the operation.

Delhaize Group SA expressly reserves the right to undertake any other operation than those mentioned in the first paragraph of the present article and affecting its capital, without granting Beneficiaries the right of early exercise. Such operations include capital increases by contribution in kind, the incorporation of reserves into capital accompanied by the issuing of free shares, the issuing of convertible bonds, of warrants or bonds with warrants, the distribution of shares in the context of an optional dividend (by contribution of the dividend receivable) or a stock dividend, changes in the representation of capital, as well as amending the provisions governing the distribution of profits or liquidation surpluses.

Where, in the opinion of the Board of Directors, one of the operations referred to in the previous paragraph negatively impacts the value of Delhaize Group SA’s shares (corresponding to the result, calculated immediately before the occurrence of the operation having a negative impact, of the division of the consolidated equity at that time by the number of shares issued at that time), the Exercise Price of the Options will be adjusted to the extent deemed necessary by the Board to safeguard the interests of the Beneficiaries, in the manner customary in such circumstances. No adjustment will, however, be made to the Exercise Price when such adjustment would be under 1% of the Exercise Price. At any adjustment, the resulting Exercise Price will be rounded to the nearest multiple of EUR 0.05. Should such adjustment of the Exercise Price have a negative tax impact on the Beneficiaries, the Board of Directors may, if it deems appropriate in the interest of the Beneficiaries, decide (i) not to proceed to the adjustment and leave the Option exercise terms unchanged and/or (ii) offer the Beneficiaries the right of early exercise of their Options prior to the implementation of the operation referred to in the previous paragraph.

[11]	It should be noted that where Options are exercised in advance, in a way which no longer respects the legal conditions concerning the terms of the Options, for taxation at the reduced rate, additional tax will be owed by the Beneficiary, representing the difference between the tax due under the reduced rate regime (8.5% on the benefit of all kinds as calculated) and the tax due under the basic regime (17% on the benefit of all kinds as calculated).

P. 13

Any changes in the conditions and arrangements for the exercise of the Options will be communicated in an appropriate fashion to the Beneficiaries concerned.

4.7.	Dividends

The Delhaize Shares acquired through the exercise of Options will be entitled to dividends. Whether or not a Delhaize Share will entitle its holder to a dividend during the year of exercise will depend on when the Option is exercised. Where the Option is exercised (before 11.00 a.m.) the day prior to the ex-coupon quotation date 12 (and provided that immediate exercise has been possible – cf. 3.17.b. above), the Delhaize Share will entitle its holder to the dividend declared in respect of the previous year and paid during the year in which the Option is exercised. If the Option is exercised after this date, the Delhaize Share will entitle its holder to the dividend in respect of the year of exercise and paid during the following year. The Ordinary General Meeting of Shareholders will decide whether to pay a dividend and in what amount. The Board of Directors will decide the grant of any interim dividends, the amount of such interim dividends and the date of payment.

4.8.	Tax treatment of dividends distributed by Delhaize Group SA

Any dividends paid on shares acquired through the exercise of the Options will bear a withholding tax of [XXX]% as currently provided by the law. The shares acquired in the context of the present offering of Options are existing shares, and do not benefit from reduced withholding tax.

For Belgian shareholders subject to personal taxation, and for whom the Delhaize Shares are part of their private assets, this tax is in full discharge. Declaration of the dividends on these shares is therefore optional.

Where the beneficiary elects to declare them, the dividends will, in normal circumstances, be taxed at a rate distinct from the personal tax rate, equal to the withholding tax rate ([XXX]%). However, these dividends will be globally taxed at the progressive personal tax rate together with the other declared income, where the amount obtained in this way is lower than that resulting from the application of the distinct tax rate. In both cases, the amount of tax payable must be adjusted to include the local authority surtax (centimes additionnels communaux) and the withholding tax retained at source is offsettable (and reimbursable where it exceeds the tax actually due).

For non-residents (physical persons or corporate entities), withholding tax is, in principle (i.e. subject to the reductions or exemptions provided for in the various double taxation prevention treaties), also payable at the [XXX]% rate.

4.9.	Deadline for dividend payments

Pursuant to Article 2277 of the Belgian civil Code, the right to payment of dividends on registered shares lapses after a period of five years.

In principle, the right to payment of dividends on bearer shares does not lapse. However, the company may deposit these dividends with the Caisse des Dépôts et Consignations according to the law of 24 July 1921. In this case, unclaimed dividends fall to the State after 30 years.

[12]	Quotation of the share after detaching the coupon relating to the dividend in respect of the previous accounting year.

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4.10.	Tax treatment of capital gains by Belgian residents

In the present state of legislation, any capital gain on the sale of the shares is not taxable for Belgian residents, providing these shares are not part of their professional assets.

4.11.	Paying bank and financial servicing

The Option exercise forms will be accepted at [XXX].

At the time of the offering, financial servicing for any other operation subsequent to the acquisition of the Options (such as dividend payments), will be provided by the following financial institutions: [XXX].

4.12.	Law applicable to the Offering of Options

The present Offering of Options plan is subject to Belgian law. The courts of the legal district of Brussels are competent to judge any dispute arising from the implementation or interpretation of the present offering.

4.13.	Charges and taxes to be borne by the Beneficiaries

As already mentioned above, the Beneficiaries will bear all charges relating to the exercise of the Options and the holding and/or the sale of the shares acquired through the exercise of the Options. This includes, in particular, stock exchange transaction taxes and any other fees and taxes that might be payable.

The opening and use of the account with [XXX] for the transactions directly linked to the Option Plan (i.e. the registering of the accepted Options and the exercise of the Options) is free of share custody charges for the Beneficiaries.

4.14.	Costs to be borne by Delhaize Group SA

Delhaize Group SA will bear the cost of implementing the present Offering. The costs linked to the Offering of Options are estimated at EUR [XXX]. These costs include the legal and administrative costs as well as the costs of the financial engineering.

The above-mentioned costs will be paid in full by Delhaize Group SA.

4.15.	Other provisions

In all cases for which no provision is made in the present offering document, the decision will lie with the Board of Directors of Delhaize Group SA, with due regard for prevailing legislation.

The Board of Directors is also entitled to interpret the present offering document and the Stock Option plan.

Chapter B - Information of a general nature concerning Delhaize Group SA

Information concerning Delhaize Group SA can be found on the company website www.delhaizegroup.com.

P. 15

Annex 8 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 24, 2006

To the shareholders of Delhaize Group:

This letter is intended to provide information on the items put on the agenda of the ordinary general meeting of shareholders to be held on Wednesday, May 24, 2006, at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40, 1070 Anderlecht, Brussels, Belgium.

At the ordinary general meeting to be held on May 24, 2006, Delhaize Group’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement.

Belgian law does not require a quorum for the ordinary general meeting. Decisions are taken by simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group shares represented at the meeting.

You can validly express the vote attached to your shares at the May 24 meeting by following the procedures specified in the notice to the ordinary general meeting, which has been published in the press, which can be downloaded from our web site at www.delhaizegroup.com and a printed version of which can also be ordered from the Delhaize Group Investor Relations Department at +32 2 412 21 51. If you have questions regarding the proposals, please contact Delhaize Group’s Investor Relations Department.

Pierre-Olivier Beckers President and Chief Executive Officer

Delhaize Group SA/NV Ordinary General Meeting of Shareholders May 24, 2006

Agenda

1.	Presentation of the Management Report of the Board of Directors for the Financial Year Ended December 31, 2005		3

2.	Presentation of the Report of the Statutory Auditor for the Financial Year Ended December 31, 2005		3

3.	Presentation of the Consolidated Annual Accounts as of December 31, 2005		3

4.	Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2005, including the Appropriation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.20 per Ordinary Share		4

5.	Proposal to Discharge Liability of Directors for the Financial Year Ended December 31, 2005		4

6.	Proposal to Revise Compensation of Directors		5

7.	Proposal to Discharge Liability of Statutory Auditor for the Financial Year Ended December 31, 2005		5

8.	Renewal of Terms and Appointment of Directors		5

	8.1	Proposal to renew the term of Baron Georges Jacobs for a period of three years	6

	8.2	Proposal to renew the term of Pierre-Olivier Beckers for a period of three years	6

	8.3	Proposal to renew the term of Didier Smits for a period of three years	6

	8.4	Proposal to appoint Claire H. Babrowski for a period of three years	6

9.	Proposals to Designate each of the Persons listed below as Independent Directors under Belgian Company Code		7

	9.1	Baron Georges Jacobs	8

	9.2	Didier Smits	8

	9.3	Claire H. Babrowski	8

10.	Proposal to Approve a Stock Option Plan under which Executive Managers could be Entitled to Acquire Delhaize Group’s Ordinary Shares		8

11.	Proposal to Approve Accelerated Vesting of Stock Options Upon a Change of Control over Delhaize Group SA.		8

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Item (1)

Presentation of the Management Report of the Board of Directors

for the Financial Year Ended December 31, 2005

Annually the Board of Directors prepares, according to Belgian law, a management report on Delhaize Group SA (also called the “Company” herein). No later than one month before the date of the ordinary general meeting, the Board of Directors provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to Delhaize Group’s statutory auditor, Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Company Code to be included in the management report on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board of Directors will be presented to the shareholders at the ordinary general meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

for the Financial Year Ended December 31, 2005

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of Delhaize Group for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of Delhaize Group for the financial year ended December 31, 2005 and (ii) stated that the management reports of the Board of Directors include the information required by law and certifies that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report (page 84). The consolidated annual report and the report of the statutory auditor on the non-consolidated annual accounts were sent together with the notice to the registered shareholders and are also available on the website of the company (www.delhaizegroup.com) or upon request.

The reports of the statutory auditor will be presented to the shareholders at the ordinary general meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Presentation of the Consolidated Annual Accounts

as of December 31, 2005

The consolidated annual accounts and the results of Delhaize Group as of December 31, 2005 will be presented and discussed at the ordinary general meeting.

No vote is required on the consolidated annual accounts as of December 31, 2005.

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Item (4)

Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2005,

including the Appropriation of Available Profit, and

Approve the Distribution of a Gross Dividend of EUR 1.20 (one euro twenty cents) per Ordinary Share

The following appropriation of the available profit of the Company will be proposed for shareholder approval at the ordinary general meeting:

Appropriation of Profit	(in thousands of EUR)
Available profit from the financial year ended December 31, 2005	80,752
Profit carried forward from previous years	49,110
Total available profit	129,862
Profit to carry forward	(15,909)
Transfer to legal reserve	(52)
Gross dividend of EUR 1.20 per ordinary share	(113,901)

As indicated in the table above, at the ordinary general meeting, the Board of Directors will propose the payment of a gross dividend of EUR 1.20 per share. The aggregate amount of the gross dividend related to all the ordinary shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, which was March 14, 2006, will therefore amount to EUR 113.9 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, coupon no. 44 attached, between the date of adoption of the annual accounts by the Board of Directors, which was March 14, 2006, and the date of their proposed approval by the ordinary general meeting of May 24, 2006.

The Board of Directors will communicate at the ordinary general meeting of May 24, 2006 the aggregate number of shares entitled to the 2005 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2005 will be modified accordingly. The maximum number of shares which could be issued between March 14, 2006, and May 24, 2006, assuming that all vested warrants were to be exercised, is 1,978,837. This would result in an increase in the total amount to be distributed as dividend of EUR 2.4 million to a total of EUR 116.3 million and a corresponding decrease of the profit carried forward of EUR 2.4 million.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge Liability of the Directors for

the Financial Year Ended December 31, 2005

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

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Such discharge is valid only to the extent that the annual accounts submitted by the Board of Directors contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary general meeting, which is not the case.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Revise Compensation of Directors

In accordance with the Company’s articles of association, the Board of Directors proposes that the Company provides, starting with financial year 2006, (i) to the directors (other than the Chairman of the Board) as compensation for their positions as directors, an amount of up to EUR 80,000 per year per director, increased with an amount of up to EUR 5,000 per year for each member of any standing committee of the Board, and increased with an amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board of Directors, and (ii) to the Chairman of the Board, an amount up to EUR 160,000 per year (inclusive of any amount due as member or Chairman of any standing committee).

The specific amount to be distributed to each director shall be decided by the Board of Directors, within the limits set forth above by the shareholders.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposal to Discharge Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2005

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary general meeting, which is not the case.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (8)

Renewal of Terms and Appointment of Directors

Under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. As of January 1, 1999, the Company set the length of director terms at a maximum of three years. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board of Directors for the terms proposed. Each nominee for director has indicated that he/she is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board of Directors unanimously recommends that each shareholder vote FOR the election of each of the nominees named below as a director of the Company for the terms proposed.

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8.1	Proposal to renew the term of Baron Georges Jacobs as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

Baron Georges Jacobs (1940). Georges Jacobs has been a member of the Board of Directors since May 2003 and Chairman of the Board of Directors of Delhaize Group since January 1, 2005. Baron Jacobs is also the Chairman of Delhaize Group’s Remuneration and Nomination Committee. Until the end of 2004, he was Chairman of the Executive Committee of biopharmaceutical company UCB Group. Mr. Jacobs is Chairman of the Board of Directors of UCB Group and also serves on the Board of Directors of Belgacom, Bekaert and SN Brussels Airlines. He was President of UNICE (Union of Industrial and Employers’ Confederations of Europe). He is a member of the Management Committee and Honorary Chairman of the Federation of Enterprises in Belgium. Mr. Jacobs is a Doctor at Laws (Université Catholique de Louvain, Belgium), holds a Master’s degree in Economic Sciences (Université Catholique de Louvain, Belgium) and a Master’s degree in Economics (University of California, Berkeley, U.S.).

8.2	Proposal to renew the term of Mr. Pierre-Olivier Beckers as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

Pierre-Olivier Beckers (1960). Pierre-Olivier Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999. Mr. Beckers holds a Master’s degree in Applied Economics at I.A.G., Louvain-La-Neuve, Belgium and a Master in Business Administration from Harvard Business School. Mr. Beckers joined Delhaize Group in 1983 and broadened his retail experience as a store manager, buyer, director of purchasing, member of the Executive Committee, Vice President of the Executive Committee in charge of international activities. Mr. Beckers has been a member of the Board of Directors since May 1995. In 2000, Mr. Beckers was named Manager of the Year by the Belgian business magazine Trends/Tendances. He is Vice-Chairman of the Food Marketing Institute and a Director on the Board of CIES—The Food Business Forum of which he served as Chairman between 2002 and 2004. In December 2004, he was elected to a four-year term as President of the Belgian Olympic and Interfederal Committee. Mr. Beckers is not to be considered as independent and is the sole executive director currently serving on the Board.

8.3	Proposal to renew the term of Mr. Didier Smits as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

Didier Smits (1962). Didier Smits holds a Master’s degree in Economic and Financial Sciences at ICHEC in Brussels, Belgium. Since 1996, he has been a Director of Delhaize Group. Mr. Smits is also a member of its Audit Committee. From 1986 to 1991, Mr. Smits was a manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry.

8.4	Proposal to appoint Ms. Claire H. Babrowski as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2008.

Claire H. Babrowski (1957). Ms. Babrowski has been President, Chief Operating Officer and acting Chief Executive Officer of RadioShack since February 2006. She served as Executive Vice President and Chief Operating Officer of RadioShack from June 2005 to February 2006. Prior to joining RadioShack, she worked 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. She is a member of the “Committee of 200”, a professional U.S. organization of preeminent women entrepreneurs and corporate leaders.

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Item (9)

Independence of Directors

The recent corporate governance reforms in Belgium and the United States introduced new regulations relating to the independence of directors.

All directors with the exception of Chief Executive Officer Pierre-Olivier Beckers have been determined by the shareholders to be independent under the criteria of the Belgian Company Code. Such determination was made, as applicable, either upon their election or reelection as director, or at the ordinary general meeting held in 2004 under applicable transition rules.

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as Delhaize Group) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board of Directors has determined in 2005 that all the then directors, with the exception of the Chief Executive Officer Pierre-Olivier Beckers and Mr. Hugh Farrington had no material relationship with the Company, other than as directors of the Company, and were otherwise independent under the rules of the NYSE. The Board determined that, while Mr. Hugh Farrington immediately qualifies as independent under the Belgian Company Code, due to a former executive position held in the group he would only be eligible to qualify as independent director under the NYSE rules and the Belgian Code on Corporate Governance as from May 2006.

In March 2006, the Board of Directors considered all criteria applicable to the assessment of independence of directors under applicable Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules and determined that, in the absence of any intervening facts or circumstances, Mr. Hugh Farrington will be independent under the Corporate Governance Code and the NYSE rules as of May 2006. The Board of Directors determined also that except for the Chief Executive Officer, all the other directors of the Company and the nominees named under 9.1 to 9.3 below meet those independence criteria being understood that the Board believes that a director may be deemed independent even though he/she has served on the Board as a non-executive director for more that three terms. A summary of the guidelines used by the Board of Directors to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board of Directors on page 20 of our Corporate Governance Charter, available on the Delhaize Group’s website at www.delhaizegroup.com.

The Board made its determination based on the rules applicable in Belgium and the U.S. based on information provided by all directors regarding their relationships with Delhaize Group.

The Board will propose at the ordinary general meeting of May 24, 2006 that the shareholders acknowledge that all directors proposed for appointment or renewal, except Mr. Pierre-Olivier Beckers, are independent within the meaning of the Belgian Company Code.

The proposed resolution only relates to the acknowledgment that the directors whose mandate will be renewed (except Mr. Pierre-Olivier Beckers) as well as the newly appointed director are meeting the independence criteria under the Belgian Company Code.

For directors to be independent within the meaning of the Belgian Company Code, the following conditions must be met:

•	A director cannot have a relationship with any company that is likely to impair his/her independence at any time.

•	Neither a director nor one of his/her immediate family members can at any time hold shares and/or ADRs representing, whether such shares and/or ADRs are held by such director alone or together with any of his/her immediate family members:

•	more than 10% of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•	even less than 10% of the capital of the Company, if such director or any of his/her immediate family members is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs.

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•	A director cannot qualify as an independent director of the Company if, during a period of two years preceding his/her appointment as an independent director, such person has held a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies. This requirement does not apply to the renewal of the mandate of independent directors of the Company.

•	A director cannot qualify as an independent director if any of the immediate family members of such director hold at any time a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies.

The Board of Directors unanimously recommends that the shareholders acknowledge that the directors whose mandate will be renewed, except for Mr. Pierre-Olivier Beckers, as well as the newly appointed director, are meeting the independence criteria under the Belgian Company Code and vote FOR the following proposals:

9.1	Proposal to acknowledge that Baron Georges Jacobs satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Baron Georges Jacobs’s biographical information is provided above.

9.2	Proposal to acknowledge that Mr. Didier Smits satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Didier Smits’s biographical information is provided above.

9.3	Proposal to acknowledge that Ms. Claire H. Babrowski satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and appoint her as independent director.

Claire H. Babrowski’s biographical information is provided above.

Item (10)

Proposal to Approve a Stock Option Plan

under which Executive Managers are Entitled to Acquire

Delhaize Group’s Ordinary Shares

The Belgian Code on Corporate Governance recommends obtaining shareholders’ approval on the issue of stock option plans under which executive managers will be granted options to acquire existing shares of the Company. The Board of Directors proposes to approve a stock option plan that Delhaize Group SA intends to launch in the course of 2006, to the extent that the plan could entitle Executive Managers of Delhaize group to acquire existing ordinary shares of Delhaize Group SA.

The draft stock option plan is available on Delhaize Group’s website at www.delhaizegroup.com.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (11)

Proposal to Approve Accelerated Vesting of Stock Options

Upon a Change of Control

Consistent with past practices, the Board of Directors intends to issue stock options for management associates of non-U.S. operating companies of the Delhaize group, granting to the beneficiaries the right to acquire existing shares of the Company under the terms and conditions of the stock option plan referred to in agenda item 10 above. One of the provisions of the plan will provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options for acquiring shares of the Company regardless of the vesting period of the options.

In order to be enforceable, Article 556 of the Belgian Company Code requires that this provision be approved by the shareholders. The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

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